Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

AMONG

THOMSON REUTERS U.S. INC.,

THOMSON REUTERS GLOBAL RESOURCES

and

VCPH HOLDING CORP.

Dated as of April 23, 2012

i

EXHIBITS

A	Form of Transitional Services Agreement
B	Form of Reverse Transitional Services Agreement
C	Form of Services Agreement
D	Form of Trademark Assignment
E	Form of Copyright Assignment

v

INDEX OF DEFINED TERMS

Defined Term	Page
Acquisition	1
affiliate	78
Agreement	1
Ancillary Agreements	9
Apportioned Obligations	72
Asset Employees	53
Asset Purchase Price	70
Asset Sellers	79
Assumed Liabilities	4
Audited Balance Sheet	11
Bonus Plans	54
Business	79
Business Contracts	16
Business Day	79
Cash Equity	30
Claim	79
Closing	5
Closing Date	5
Closing Date Affiliate	79
Closing Date Payment	6
Closing Working Capital	6
CNS Intellectual Property	51
COBRA	22
Code	18
Commitment Letters	30
Competitive Activities	41
Compliant	79
Concord	79
Confidentiality Agreement	37
Consent	10
Contaminant	79
Continuation Period	54
Contracts	15
Copyright Assignment	44
Copyrights	80
Data and Related Agreements	80
Debt Commitment Letter	30
Debt Financing	30
Deferred Taxes	74
Delayed Employee	53
Effect	82
Employee	20
Employee Benefit Plan	21
End Date	62
Enforceability Exceptions	9
Environmental Laws	26
Equity Commitment Letter	30
Equity Investor	30

Defined Term	Page
ERISA	20
ERISA Affiliate	20
Escrow Agreements	14
Excluded Assets	2
Existing Stock	42
Expenses Cap	65
Extent	78
Financial Statements	11
Financing	30
Financing Sources	80
Flex Provisions	45
FLSA	23
Foreign Merger Control Laws	10
Further Assurance Registered Copyright	52
GAAP	11
Government Contract	80
Governmental Entity	10
Guarantor	1
Hazardous Substances	26
HIPAA	22
HIPAA Commitments	27
Historical Financial Statements	11
HSR Act	10
Incidental Transferred Assets	2
including	80
Income Tax	18
Income Taxes	18
Indemnified Party	66
Indemnifying Party	66
Independent Expert	7
India Services Employees	54
Indian Incidental Transferred Assets	80
Indian Purchase Price	6
Insurance Policies	27
Intellectual Property	80
IRS	21
IT Systems	15
Judgment	10
Knowledge of Sellers	80
Later Transfer Date	54
Law	10
Leased Property	13
Lenders	30
Liens	12
Limited Guarantee	1
Losses	65
made available	80
Marketing Period	81

Material Adverse Effect	82
Most Recent Balance Sheet	11
Most Recent Balance Sheet Date	11
Non-Competition Party	82
Notice of Objection	7
Objection Period	7
On Leave Employees	53
On Leave Transferred Subsidiary Employees	53
Open Source License	82
Ordinary Course Agreements	14
Other Asset Sellers	83
Parent Insurance	49
Patents	80
Permits	10
Permitted Liens	12
person	83
Post-Closing Tax Period	18
Pre-Closing Tax Period	18
Proceeding	3
Purchase Price	1
Purchaser	1
Purchaser 401(k) Plan	56
Purchaser Disclosure Schedule	28
Purchaser H&W Plans	57
Purchaser Health Plans	56
Purchaser Indemnitees	65
Purchaser Material Adverse Effect	29
Purchaser Related Parties	64
Purchaser Subsidiary	28
Purchaser Welfare Benefit Plans	57
Registered Domains	13
Representatives	49
Required Amount	31
Required Information	83
Resolution Period	7
Restricted Period	40
Retained Liabilities	4
Retained Names and Marks	42
Retention Agreements	59
Scheduled Copyrights	83
Seller 401(k) Plan	22
Seller DB Plan	22
Seller Disclosure Schedule	9
Seller Group	18

Seller Guarantees	44
Seller Health Plans	56
Seller Indemnitees	66
Seller Parties	1
Seller Welfare Benefit Plans	57
Sellers	83
Share Purchase Price	71
Specified Business Contracts	35
Specified Representations	83
Stock Seller	1
Straddle Period	72
subsidiary	83
Subsidiary Registered Intellectual Property	13
Target Working Capital	8
Tax	18
Tax Claim	75
Tax Indemnified Party	75
Tax Indemnifying Party	75
Tax Return	18
Taxes	18
Taxing Authority	18
Termination Fee	64
Third Party Claim	66
Trade	84
Trademark Assignment	43
Trademarks	80
Transfer Regulations	59
Transfer Taxes	19
Transferred Asset Employees	54
Transferred Assets	2
Transferred Employee	54
Transferred Intellectual Property	84
Transferred Shares	1
Transferred Subsidiary	1
Transferred Subsidiary Employee	53
TRGR	1
TRGR Closing Date Payment	6
TRGR Transferred Assets	2
TRISPL	83
TRUSI	1
TRUSI Closing Date Payment	6
WARN Act	59
Working Capital	8
Working Capital Statement	6

STOCK AND ASSET PURCHASE AGREEMENT dated as of April 23, 2012 (this “Agreement”), among THOMSON REUTERS U.S. INC., a Delaware corporation (“TRUSI” or “Stock Seller”). THOMSON REUTERS GLOBAL RESOURCES, an unlimited company organized under the laws of the Republic of Ireland (“TRGR” and, together with Stock Seller, “Seller Parties”), and VCPH HOLDING CORP., a Delaware corporation (“Purchaser”).

WHEREAS, Stock Seller owns all of the issued and outstanding shares of capital stock (the “Transferred Shares”) of Thomson Reuters (Healthcare) Inc., a Delaware corporation (the “Transferred Subsidiary”);

WHEREAS, Asset Sellers own all of the Transferred Assets (as defined herein);

WHEREAS, Purchaser wishes to purchase from Sellers, and Sellers wish to sell to Purchaser, the Transferred Shares and the Transferred Assets, upon the terms and subject to the conditions of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Seller Parties to enter into this Agreement, Purchaser has entered into the Commitment Letters (as defined herein); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Seller Parties to enter into this Agreement, The Veritas Capital Fund IV, L.P. (the “Guarantor”) has provided a guarantee (the “Limited Guarantee”) in favor of TRUSI with respect to certain of the obligations of Purchaser under this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

SECTION 1.01. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, (i) Stock Seller will sell, transfer, assign and deliver to Purchaser, and Purchaser will purchase, acquire and accept from Stock Seller, the Transferred Shares and (ii) TRGR will, and TRUSI will cause Other Asset Sellers (as applicable) to, sell, transfer, assign and deliver to Purchaser, and Purchaser will purchase, acquire and accept from Asset Sellers, all of Asset Sellers’ right, title and interest in, to and under the Transferred Assets, in each case as of the Closing, for (A) an aggregate purchase price of $1,250,000,000 in cash (the “Purchase Price”), payable as set forth in Section 2.02(b) hereof and subject to adjustment as set forth in Section 2.03 hereof, and (B) the assumption by Purchaser of the Assumed Liabilities. The purchase and sale of the Transferred Shares and the Transferred Assets and the assumption of the Assumed Liabilities are collectively referred to in this Agreement as the “Acquisition”.

SECTION 1.02. Transferred Assets and Excluded Assets. (a) The term “Transferred Assets” means all of Asset Sellers’, as applicable, right, title and interest in, to and under, whether now existing or hereafter acquired and whether tangible or intangible, the (i) TRGR Transferred Assets and (ii) the Incidental Transferred Assets, other than the Excluded Assets. The term “Incidental Transferred Assets” means:

(i) all computer equipment and phone equipment of each Other Asset Seller that are set forth on Section 1.02(a)(i) of the Seller Disclosure Schedule (being the equipment assigned to Transferred Asset Employees);

(ii) all personal mobile communications devices of each Other Asset Seller that are assigned primarily to a Transferred Asset Employee;

(iii) all files and other records (including personnel records) of each Transferred Asset Employee directly relating to the Business to the extent not prohibited by applicable Law from being transferred to Purchaser (whether in paper, electronic or other form); and

(iv) all causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by any Asset Seller or any of their affiliates to the extent primarily related to the Transferred Assets, the Assumed Liabilities or the ownership, use, function or value of any Transferred Asset, whether arising by way of counterclaim or otherwise, except to the extent primarily related to any Excluded Asset.

(b) The term “TRGR Transferred Assets” means the Intellectual Property and other assets, in each case, if any, that are owned by TRGR and are used in connection with a product set forth in Section 1.02(b) of the Seller Disclosure Schedule, but excluding any Retained Names and Marks, Concord, CLEAR® and Reuters News.

(c) The term “Excluded Assets” means:

(i) cash and cash equivalents, if any;

(ii) right, title and interest in, to or under any assets in respect of any Employee Benefit Plan;

(iii) all files and other records (including personnel records) of each Transferred Asset Employee to the extent not directly relating to the Business, prohibited by applicable Law from being transferred to Purchaser;

(iv) all right, title and interest in, to and under Reuters News;

(v) all right, title and interest in, to and under Concord;

(vi) all right, title and interest in, to and under CLEAR®; and

(vii) all right, title and interest in, to and under the Retained Names and Marks.

(d) Notwithstanding anything to the contrary contained in Section 1.02(a) hereof, but subject to Section 5.22 hereof, TRGR shall not, TRUSI shall not cause any Other Asset Seller to, and no Other Asset Seller shall, sell, transfer, assign or deliver to Purchaser, and Purchaser shall not purchase, acquire or accept, and the Transferred Assets shall not include, any Asset Seller’s right, title and interest in, to or under any assets of such Asset Seller not expressly included in the Transferred Assets.

(e) Notwithstanding anything to the contrary contained in this Agreement, Purchaser acknowledges and agrees that all of the following shall remain the property of Sellers, and neither Purchaser nor any of its affiliates (including, after the Closing, the Transferred Subsidiary) shall have any interest therein: (x) all records and reports prepared or received by Sellers, any of their respective affiliates or Representatives in connection with the sale of the Business and the transactions contemplated hereby, including all analyses relating to the Business or Purchaser or its affiliates so prepared or received (but excluding any materials made available to Purchaser or its Representatives and any financial information directly related to the Business that would be reasonably required for the financial planning or reporting obligations of Purchaser) and (y) all confidentiality agreements with prospective purchasers of the Business or any portion thereof (except that TRUSI shall assign to the Transferred Subsidiary at the Closing all of TRUSI’s rights under such agreements to confidential treatment and non-use of information with respect to the Business and with respect to solicitation and hiring of Transferred Employees), and all bids and expressions of interest received from third parties with respect thereto. In addition, Sellers shall have the right to retain copies of the documents, materials and data relating to the conduct of the Business prior to the Closing Date, subject to their compliance with Section 5.03(b) hereof.

SECTION 1.03. Consents to Certain Assignments. (a) Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not constitute an agreement to sell, transfer, assign or deliver, directly or indirectly, any Transferred Asset, or any benefit arising thereunder, if an attempted direct or indirect sale, transfer, assignment or delivery thereof, without the consent of a third party (including a Governmental Entity), would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to a Contract concerning such Transferred Asset or would in any material respect adversely affect the rights of Sellers or any of their respective affiliates or, upon transfer, Purchaser or the Transferred Subsidiary under such Transferred Asset. Purchaser agrees that neither of Sellers nor any of their respective affiliates shall have any liability whatsoever to Purchaser arising out of or relating to the failure to obtain any such consent, and no representation, warranty or covenant of Sellers herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of such failure or any suit, action or proceeding (a “Proceeding”) or investigation commenced or threatened by or on behalf of any person arising out of or relating to the failure to obtain any such consent.

(b) If any such consent is not obtained prior to the Closing, subject to satisfaction of the conditions to Closing set forth in Article VII hereof, the Closing shall nonetheless take place on the terms set forth herein and, thereafter, Purchaser shall use its commercially reasonable efforts to secure such consent as promptly as practicable after the Closing and Seller Parties shall provide or cause to be provided all commercially reasonable assistance to Purchaser (not including the giving of any consideration) reasonably requested by Purchaser to secure such consent, or cooperate in good faith with Purchaser (with each party being responsible for its own out-of-pocket expenses, but without requiring the payment of any amounts by any Seller to any party in order to obtain such party’s consent and without any further consideration paid by Purchaser to any Seller) in any lawful and commercially reasonable arrangement reasonably proposed by Purchaser under which (i) Purchaser or the Transferred Subsidiary shall obtain (without infringing upon the legal rights of such third party or violating any Law) the economic rights and benefits (net of the amount of any related Tax costs imposed on Sellers or their respective affiliates) under the Transferred Asset with respect to which the consent has not been obtained and (ii) Purchaser or the Transferred Subsidiary shall assume any related economic burden (including the amount of any related Tax costs imposed on Sellers or their respective affiliates) with respect to such Transferred Asset. Following the Closing, until such consent is obtained, Purchaser will, and will cause each of its affiliates to, use commercially reasonable efforts to cooperate with the Seller Parties and their respective affiliates to enable them to comply with the terms of any Contract that would have constituted a Transferred Asset except for the failure to receive a required consent to such transfer or assignment as if such Contract had been so transferred or assigned.

SECTION 1.04. Assumption of Liabilities; Retained Liabilities. (a) Upon the terms and subject to the conditions of this Agreement, Purchaser shall assume, effective as of the Closing, and shall pay, perform and discharge when due, any and all obligations, liabilities and commitments of each Asset Seller and its respective affiliates (other than the Transferred Subsidiary) of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due, in each case to the extent arising out of and relating to the Transferred Assets, the Business or the operation or conduct of the Business before, on or after the Closing Date, but excluding any Retained Liabilities (collectively, the “Assumed Liabilities”), including, in each case to the extent arising out of or relating to the Transferred Assets or the Business or the operation or conduct of the Business before, on or after the Closing Date:

(i) all such obligations, liabilities and commitments in respect of Proceedings or investigations, pending or threatened, and Claims, whether or not presently asserted;

(ii) all such obligations, liabilities and commitments with respect to compensation and benefits expressly assumed by Purchaser pursuant to Article VI hereof, or as required to be transferred according to applicable Law, but only to the extent any such liabilities that transfer pursuant to applicable Law are properly accrued and reflected as “included” in Section 2.03(d) of the Seller Disclosure Schedule; and

(iii) all such other obligations, liabilities and commitments (including accounts payable, deferred revenue and accrued liabilities) reflected on the Most Recent Balance Sheet (including the notes thereto) or the Working Capital Statement.

(b) The term “Retained Liabilities” means all liabilities of Seller Parties or any of their affiliates (for the avoidance of doubt, other than the Transferred Subsidiary) other than the Assumed Liabilities, including:

(i) all such liabilities of each Asset Seller or any member of any consolidated, affiliated, combined or unitary group of which any Asset Seller is or has been a member (other than the Transferred Subsidiary) for Taxes attributable to the Pre-Closing Tax Period, including any Taxes which are not due or assessed until after the Closing Date but which are attributable to the Pre-Closing Tax Period; provided, however, that Transfer Taxes and Apportioned Obligations shall be paid in the manner set forth in Section 10.01(b) hereof;

(ii) all such obligations, liabilities and commitments with respect to compensation and benefits, except for those obligations, liabilities and commitments expressly assumed by Purchaser pursuant to Article VI hereof;

(iii) all such obligations, liabilities and commitments in respect of indebtedness for borrowed money owing or guaranteed by Asset Sellers (subject to Section 5.12 hereof); and

(iv) all intercompany debts and obligations of Asset Sellers (other than obligations incurred pursuant to the Contracts set forth on Section 1.04(b) of the Seller Disclosure Schedule).

(c) Notwithstanding anything to the contrary contained in Section 1.04(a) hereof, Purchaser shall not be required to assume, pay, perform or discharge when due, any obligation, liability or commitment of any Asset Seller that is not an Assumed Liability.

ARTICLE II

CLOSING

SECTION 2.01. Closing. The closing of the Acquisition (the “Closing”) shall take place at the offices of Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, at 10:00 a.m. New York City time on the second Business Day following the date on which there first occurs the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article VII hereof (other than any condition which by its nature is to be satisfied at the Closing, but subject to satisfaction of all such conditions), or at such other place, time and date as may be agreed by TRUSI and Purchaser; provided, however, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VII hereof, then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (i) any Business Day before or during the Marketing Period as may be specified by the Purchaser on no less than two Business Days prior notice to TRUSI and (ii) the second Business Day following the final day of the Marketing Period. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 2.02. Transactions To Be Effected at the Closing.

(a) At the Closing, Seller Parties shall (as applicable), and TRUSI shall cause Other Asset Sellers to (as applicable), deliver or cause to be delivered to Purchaser (i) certificates representing the Transferred Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed, (ii) duly executed bills of sale, assignments and other instruments of transfer relating to the Transferred Assets, (iii) a duly executed counterpart to the Transitional Services Agreement substantially in the form attached hereto as Exhibit A, (iv) a duly executed counterpart to the Reverse Transitional Services Agreement substantially in the form attached hereto as Exhibit B, (v) a duly executed counterpart to the Services Agreement substantially in the form attached hereto as Exhibit C, (vi) executed customary payoff letters from lenders and secured parties with respect to indebtedness for borrowed money of the Business required to be paid off under Section 5.17, if any, and (vii) such documents as Purchaser may reasonably request relating to the existence of Sellers and the Transferred Subsidiary and the authority of Seller Parties for this Agreement and any Ancillary Agreement to which it is a party (it being understood that the bills of sale, assignments, instruments of transfer and agreements referred to in clauses (i) through (vii) shall not require any of Sellers to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement); and

(b) At the Closing, Purchaser (or in the case of clause (iii), Purchaser’s Indian Affiliate) shall deliver (i) to TRUSI, payment, by wire transfer of immediately available funds to one or more accounts designated in writing by TRUSI (such designation to be made at least two Business Days prior to the Closing Date), of $987,474,000, being (A) 79% of the Purchase Price, minus (B) $26,000 (the difference between (A) and (B) being hereinafter called the “TRUSI Closing Date Payment”), (ii) to TRGR, payment, by wire transfer of immediately available funds to one or more accounts designated in writing by TRGR (such designation to be made at least two Business Days prior to the Closing Date), of $262,500,000, being 21% of the Purchase Price (the “TRGR Closing Date Payment”), (iii) to TRISPL, payment, by wire transfer of immediately available funds to one or more accounts designated in writing by TRISPL (such designation to be made at least two Business Days prior to the Closing Date), of $26,000 (the “Indian Purchase Price”; and such amount, together with the TRUSI Closing Date Payment and the TRGR Closing Date Payment, being hereinafter called the “Closing Date Payment”) and (iv) to the Sellers, as applicable, (A) duly executed counterparts to the deeds, bills of sale, assignments and other instruments of transfer referred to in Section 2.02(a) hereof, and duly executed assumption agreements and other instruments of assumption providing for the assumption of the Assumed Liabilities, (B) a duly executed counterpart to the Transitional Services Agreement, (C) a duly executed counterpart to the Reverse Transitional Services Agreement, (D) a duly executed counterpart to the Services Agreement and (E) such documents as TRUSI may reasonably request relating to the existence of Purchaser and the authority of Purchaser for this Agreement and any Ancillary Agreement to which it is a party (it being understood that the bills of sale, assignments, instruments of transfer and agreements referred to in clauses (A) through (E) shall not require Purchaser to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement).

SECTION 2.03. Post-Closing Purchase Price Adjustment. (a) Working Capital Statement. Within 90 days after the Closing Date, Purchaser shall prepare and deliver to TRUSI a statement (the “Working Capital Statement”), setting forth Working Capital as of the close of business on the Closing Date (“Closing Working Capital”).

(b) Objections; Resolution of Disputes.

(i) Unless TRUSI notifies Purchaser in writing within 45 days (such 45-day period, the “Objection Period”) after Purchaser’s delivery of the Working Capital Statement of any objection to the computation of Closing Working Capital set forth therein (a “Notice of Objection”), such Notice of Objection setting forth the basis of the objection and (to the extent then known) the adjustments (including amounts) to the Working Capital Statement which TRUSI believes should be made, together with reasonable detail in respect of any such adjustment, the Working Capital Statement shall become final and binding. Following the delivery of the Working Capital Statement and for purposes of TRUSI’s review of the Working Capital Statement and preparation of any Notice of Objection, Purchaser shall permit TRUSI and its Representatives to review the working papers of Purchaser and its accountants relating to the Working Capital Statement and, at TRUSI’s request, shall provide TRUSI and its Representatives (A) any information relating to the Business reasonably related to the Working Capital Statement and (B) reasonable access during normal business hours to the personnel, properties, books and records of and relating to the Business. The difference between Closing Working Capital and Target Working Capital can be measured only if the calculation is done using the same accounting principles and policies applied by Thomson Reuters Corporation, which for the avoidance of doubt is IFRS, with respect to those balance sheet ledger accounts of the Business, as set forth in Section 2.03(d) hereof.

(ii) If TRUSI provides the Notice of Objection to Purchaser within the Objection Period, Purchaser and TRUSI shall, during the 30-day period following Purchaser’s receipt of the Notice of Objection (such 30-day period, the “Resolution Period”), attempt in good faith to resolve TRUSI’s objections. During the Resolution Period, Purchaser and its Representatives shall be permitted to review the working papers of TRUSI and its accountants relating to the Notice of Objection and the basis therefor. If Purchaser and TRUSI are unable to resolve all such objections within the Resolution Period, the matters remaining in dispute shall be submitted to Deloitte LLP (or, if Deloitte LLP is conflicted, declines or is unable to act, to another nationally recognized independent accounting firm mutually agreed upon by Purchaser and TRUSI (Deloitte LLP or such agreed firm being the “Independent Expert”)). The Independent Expert shall be engaged pursuant to an engagement letter on such Independent Expert’s form with such changes as Purchaser or TRUSI may reasonably request, among Purchaser, TRUSI and the Independent Expert. The Independent Expert shall resolve only those matters set forth in the Notice of Objection remaining in dispute and not to otherwise investigate any matter independently. Purchaser and TRUSI each agree to furnish to the Independent Expert such individuals and such information, books and records as may be reasonably required by the Independent Expert to make its final determination. Purchaser and TRUSI shall also instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than 30 days from the date that information related to the unresolved objections was presented to the Independent Expert by Purchaser and TRUSI. With respect to each disputed line item, such decision, if not in accordance with the position of either Purchaser or TRUSI, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Purchaser in the Working Capital Statement or TRUSI in the Notice of Objection with respect to such disputed line item. The resolution of disputed items by the Independent Expert shall be final and binding on the parties, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. The fees and expenses of the Independent

Expert shall be borne equally by Purchaser and TRUSI. After the final determination of Closing Working Capital, Purchaser shall have no further right to make any claims against Sellers or any of their respective affiliates in respect of any element of Closing Working Capital or any payment made pursuant to Section 2.03(c) hereof.

(c) Adjustment Payment. The TRUSI Closing Date Payment shall be either increased by the amount by which Closing Working Capital exceeds the applicable amount set forth on Section 2.03(c) of the Seller Disclosure Schedule (such amount, the “Target Working Capital”) or decreased by the amount by which Closing Working Capital is less than the Target Working Capital; provided, however, that if the absolute amount of such excess or deficiency shall be less than $5,000,000, there shall not be any such adjustment (whether an addition or deduction) made to the TRUSI Closing Date Payment. In order to give effect to any adjustment to be made pursuant to the preceding sentence, within 10 days after Closing Working Capital has been finally determined in accordance with Section 2.03(b) hereof, (i) if the Closing Working Capital is less than the Target Working Capital, TRUSI shall pay, or cause to be paid, to Purchaser such shortfall, and (ii) if the Closing Working Capital is greater than the Target Working Capital, Purchaser shall pay to TRUSI such excess. Any payment hereunder shall be made by wire transfer of immediately available funds to an account designated in writing by Purchaser or TRUSI, as the case may be (such designation to be made at least three Business Days prior to the date on which such payment is due).

(d) Working Capital. The term “Working Capital” means the sum (which may be positive or negative), on a consolidated basis, of those balance sheet ledger accounts of the Business marked as “included” (and not as “excluded”) in Section 2.03(d) of the Seller Disclosure Schedule (excluding, in any case, any Retained Liabilities and Excluded Assets), in each case calculated in the same way, using the same accounting principles and policies applied by Thomson Reuters Corporation, which for the avoidance of doubt is IFRS, on the same basis as would apply in connection with a quarter-end book close of the Business, with materiality determined consistently with Section 2.03(d) of the Seller Disclosure Schedule, with respect to those balance sheet ledger accounts of the Business, except that (i) Taxes (including refunds or credits for Taxes and deferred tax liabilities and deferred tax assets), other than the balance sheet ledger account 225200 (Accrued Payroll Taxes and Withholdings) set forth in Section 2.03(d) of the Seller Disclosure Schedule, shall not be taken into account in determining Working Capital, (ii) any liability or obligation under or pursuant to the Retention Agreements or on account of Section 6.13 hereof shall not be taken into account in determining Working Capital and (iii) indebtedness for borrowed money or any guarantees therefor shall not be taken into account in determining Working Capital, except to the extent that, notwithstanding Section 5.17 hereof, such indebtedness for borrowed money is not being discharged or paid in full as of the Closing (whether or not such amount has been marked as “included” in Section 2.03(d) of the Seller Disclosure Schedule).

(e) Books and Records. On the Closing Date itself, each of Purchaser, on the one hand, and Sellers, on the other hand, shall conduct the Business in the ordinary course in a manner substantially consistent with past practice.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the disclosure schedules of Sellers (the “Seller Disclosure Schedule”), each of the Seller Parties hereby represents and warrants to Purchaser as follows:

SECTION 3.01. Organization and Standing. Each Seller is a legal entity duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its organization or incorporation. Stock Seller has the requisite power and authority to enable it to own the Transferred Shares owned by it, and each Asset Seller has the requisite power and authority to enable it to own, license, lease or otherwise hold the Transferred Assets owned, licensed, leased or otherwise held by it, and to conduct the Business as currently conducted by it. Each Seller is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of the Transferred Assets held by, or the conduct of the Business conducted by, it requires such qualification, except for any such failure which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or materially delay the consummation of the transactions contemplated to be consummated by this Agreement.

SECTION 3.02. Authority; Execution and Delivery; Enforceability. Each Seller Party has the requisite corporate power and authority to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by it in connection with this Agreement (the “Ancillary Agreements”) to which it will be a party and to consummate the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each Seller Party has taken all corporate action required by its certificate of incorporation and by-laws (or similar organizational documents) to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party and to authorize the consummation of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each Seller Party has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by Purchaser) this Agreement constitutes, and each Ancillary Agreement to which it will be a party will after the Closing (assuming the due authorization, execution and delivery by the other parties thereto) constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding in equity or at law) (the “Enforceabilitv Exceptions”).

SECTION 3.03. Non-Contravention and Approvals. (a) The execution and delivery by each Seller Party of this Agreement does not, and neither the execution and delivery by each Seller Party of each Ancillary Agreement to which it will be a party nor the consummation by each Seller of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements will, (i) conflict with or violate its certificate of incorporation or by-laws (or similar organizational documents), (ii) except as set forth in Section 3.03(a) of the Seller Disclosure Schedule, conflict with, or result in any breach of, or constitute a default under, require notice pursuant to, or give rise to any right of termination, cancellation, modification or acceleration of (whether after the filing of notice or the lapse of time or both), or give rise to a loss of any benefit to which the Transferred Subsidiary is entitled to under, any provision of any Business Contract or any material license, franchise, permit or other similar authorization held by the Transferred Subsidiary, (iii) conflict with or violate any judgment, order or decree (“Judgment”) or federal, national, supranational, state, provincial or local or administrative statute, law, ordinance, rule, code or regulation (“Law”) applicable to such Seller, any of the Transferred Assets or the Transferred Subsidiary, or (iv) result in the creation of any Lien (other than Permitted Liens or Liens arising from any act of Purchaser or its affiliates) upon any of the Transferred Assets, the Transferred Shares or the properties or assets of the Transferred Subsidiary, except, in the case of clauses (ii), (iii) and (iv), any such items that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated to be consummated by this Agreement.

(b) No consent, approval, waiver, notice or authorization (“Consent”) of, or registration, declaration or filing with, any Federal, state, local or foreign court of competent jurisdiction, governmental agency, authority, instrumentality or regulatory body (a “Governmental Entity”) is required to be obtained or made by each of the Sellers in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements or the consummation of the Acquisition, other than (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) compliance with and filings, notifications and approvals under any applicable foreign antitrust, competition, or trade regulation Law (“Foreign Merger Control Laws”), (C) those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements, (D) those set forth in Section 3.03(b) of the Seller Disclosure Schedule and (E) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or materially delay the consummation of the transactions contemplated to be consummated by this Agreement.

SECTION 3.04. The Transferred Subsidiary. (a) The Transferred Subsidiary is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as currently conducted. The Transferred Subsidiary possesses all permits, licenses, franchises, approvals or authorizations from any Governmental Entity (“Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as currently conducted, other than such Permits the lack of which would not, individually or in the aggregate, be expected to impair, in any material respect, the ability of Sellers to operate the Business. The Transferred Subsidiary is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which such qualification is necessary, except such jurisdictions where the failure to be so qualified or, where applicable, in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or materially delay the consummation of the transactions contemplated to be consummated by this Agreement. Prior to the date hereof, complete and correct copies of the Transferred Subsidiary’s organizational documents have been made available to Purchaser, and each as so made available is in full force and effect.

(b) The Transferred Subsidiary has 1,000 authorized shares of common stock, seven of which are issued and outstanding. All of the outstanding shares of capital stock of the Transferred Subsidiary have been validly issued and are fully paid and non-assessable. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Transferred Shares (other than this Agreement) or obligating Stock Seller or the Transferred Subsidiary to issue or sell any shares of capital stock of, or any other interest in, the Transferred Subsidiary.

(c) The Transferred Subsidiary does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other person.

SECTION 3.05. Financial Statements.

(a) Prior to the date hereof, the following have been made available to Purchaser: (i) the audited combined balance sheets of the Business as of December 31, 2011 (the “Audited Balance Sheet”; such balance sheet as of December 31, 2011 being the “Most Recent Balance Sheet”; and December 31, 2011 being the “Most Recent Balance Sheet Date”) and December 31, 2010 and (ii) the related audited combined statements of operations and statements of cash flows for each of the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009, together with their footnotes ((i) and (ii) being hereinafter called the “Historical Financial Statements” and, together with any final unaudited consolidated interim quarterly financial statements provided to Purchaser by TRUSI under Section 5.14(b) hereof after the date hereof in connection with the Financing, collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied and on that basis fairly present, in all material respects, the combined financial position and results of operations and cash flows of the Business as of the dates thereof and for the periods indicated, subject to in the case of unaudited interim financial statements, normal year-end audit adjustments. The Financial Statements may not necessarily reflect what the financial position and results of operations and cash flows of the Business would have been had the Business operated independently of Thomson Reuters Corporation as of the dates or for the periods presented. The Financial Statements were derived from the accounting records of Thomson Reuters Corporation adjusted as necessary to conform to GAAP (in each case except as may be indicated in the notes thereto).

(b) The Sellers have established and maintain systems of internal accounting controls with respect to the Business, the Transferred Assets and the Assumed Liabilities reasonably believed to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of the combined financial statements of the Business in conformity with IFRS and to maintain proper accountability for items and (iii) the recorded asset and liability amounts are reviewed and reconciled in a timely manner at reasonable intervals and appropriate action is taken with respect to any differences.

SECTION 3.06. Absence of Changes. Since the Most Recent Balance Sheet Date, (i) until the date hereof, except for matters directly relating to the process for the sale of the Business, the Business has been conducted in the ordinary course in a manner substantially consistent with past practice, (ii) there have not been any Effects that would reasonably be expected to have a Material Adverse Effect and (iii) until the date hereof, except for matters relating to the process for the sale of the Business, no Seller or any of its affiliates (including the Transferred Subsidiary) has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 5.01 hereof, other than any actions that are expressly contemplated by this Agreement or any Ancillary Agreement.

SECTION 3.07. Title to Assets and Shares. (a) Stock Seller is the record and beneficial owner of, and has good and valid title to all the Transferred Shares, free and clear of any mortgages, liens, pledges or other encumbrances of any kind (collectively, “Liens”). Other than this Agreement, the Transferred Shares are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Transferred Shares. There are no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of the stock or other equity interests of the Transferred Subsidiary.

(b) Asset Sellers, taken together, have, or as of the close of business on the Closing Date will have, good and valid title to all material Transferred Assets (other than (x) those identified in Section 3.07(c) hereof, (y) those that are leased or licensed assets and (z) those that are depleted, sold or disposed of in the ordinary course of business), in each case free and clear of all Liens, except for (i) such Liens as are set forth in Section 3.07 of the Seller Disclosure Schedule, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, (iv) Liens for Taxes and other governmental charges that are not due and payable or being contested in good faith, (v) Liens disclosed in the Historical Financial Statements or the notes thereto or securing liabilities reflected in the Historical Financial Statements or the notes thereto or in the Working Capital Statement, (vi) recorded or unrecorded easements, covenants, restrictions, rights-of-way, zoning, building restrictions and other similar matters and (vii) other imperfections of title, licenses or Liens, if any, in each case, granted in the ordinary course of business which do not materially impair the continued use and operation of the assets to which they relate in the conduct of the Business as currently conducted (the Liens described in clauses (i) through (vii) above are referred to herein, collectively, as “Permitted Liens”).

(c) This Section 3.07 does not relate to (i) real property or interests in real property, which are the subject of Section 3.08 hereof, (ii) Intellectual Property, which is the subject of Section 3.09 hereof, or (iii) Contracts, which are the subject of Section 3.10 hereof.

SECTION 3.08. Real Property. The Transferred Subsidiary does not own in fee any real property. Section 3.08 of the Seller Disclosure Schedule sets forth all real property and interests in real property leased by (i) Sellers or any of their respective affiliates (other than the Transferred Subsidiary) and used or held for use primarily in the operation or conduct of the Business or (ii) the Transferred Subsidiary (the real property or interests in real property covered by clauses (i) and (ii), each, a “Leased Property”). Sellers or their respective affiliates or the Transferred Subsidiary, collectively, have valid leasehold estates or, as the case may be, valid leasehold interests, in all Leased Property, free and clear of all Liens, other than Permitted Liens.

SECTION 3.09. Intellectual Property. (a)

(i) Section 3.09(a)(i) of the Seller Disclosure Schedule sets forth, as of the date hereof, all issued and unexpired Patents and pending Patent applications, and all unexpired registered Trademarks and pending Trademark registration applications, in each case that are owned or purported to be owned by the Transferred Subsidiary and issued or registered by, or pending with, the United States Patent and Trademark Office or its foreign equivalent (the “Subsidiary Registered Intellectual Property”), indicating for each item the registration or application number and the applicable filing jurisdiction. To the Knowledge of Sellers, all Subsidiary Registered Intellectual Property (other than pending Patent applications and pending Trademark applications) is valid and enforceable.

(ii) Except (A) as set forth in Section 3.09(a)(ii) of the Seller Disclosure Schedule, (B) as provided in any Contract set forth in Sections 3.09(b) or Section 3.10 of the Seller Disclosure Schedule, or (C) as provided in any Ordinary Course Agreement, (x) the Transferred Subsidiary is the exclusive owner of the Subsidiary Registered Intellectual Property, free and clear of all Liens, other than Permitted Liens, and (y) Thomson Reuters Canada Limited is the owner of the Trademarks set forth in Section 5.11 of the Seller Disclosure Schedule , free and clear of all Liens, other than Permitted Liens.

(iii) To the Knowledge of Sellers, Section 3.09(a)(iii) of the Seller Disclosure Schedule sets forth, as of the date hereof, (A) all Internet domain names that are registered by or for the benefit of the Transferred Subsidiary or one of its affiliates for use solely or primarily in connection with the Business and (B) the registrant for each such Internet domain name according to the publicly available WHOIS database (“Registered Domains”). Except (x) as set forth in Section 3.09(a) of the Seller Disclosure Schedule, (y) as provided in any Contract set forth in Sections 3.09(b) or Section 3.10 of the Seller Disclosure Schedule or (z) as provided in any Ordinary Course Agreement, the Transferred Subsidiary or one of its affiliates owns or otherwise controls all right, title and interest in the Registered Domains, free and clear of all Liens, other than Permitted Liens.

(iv) To the Knowledge of Sellers, Section 3.09(a)(iv) of the Seller Disclosure Schedule sets forth, as of the date hereof, (A) all Copyrights that are registered with the United States Copyright Office by or for the benefit of the Transferred Subsidiary or one of its affiliates for use solely or primarily in connection with the Business, and (B) the registrant for each such copyright according to the publicly available database of the United States Copyright Office.

(b) Except as set forth in Section 3.09(b) of the Seller Disclosure Schedule or as provided in any Contract set forth in Section 3.10 of the Seller Disclosure Schedule, neither any Seller nor any affiliate thereof (including the Transferred Subsidiary) has entered into a written agreement granting any material license to any material Transferred Intellectual Property to any third party, except (i) licenses granted to end-users or customers in the ordinary course of business consistent with the practices of the Business on or prior to the date hereof (the

“Ordinary Course”), (ii) licenses granted to third parties providing services to any Seller or any affiliate thereof (including the Transferred Subsidiary) in the Ordinary Course, including licenses granted to digital media and marketing service providers, developers, and hosting providers, and (iii) licenses granted to third parties in the Ordinary Course in connection with co-branding or other promotional activities ((i) through (iii), collectively, “Ordinary Course Agreements”).

(c) Except as set forth in Section 3.09(c) of the Seller Disclosure Schedule and except for Data and Related Agreements and agreements entered into in the ordinary course of business, neither the Transferred Subsidiary nor any Seller has entered into any written agreement with any third party pursuant to which the Transferred Subsidiary or any such Seller, as the case may be, has been granted a license to material Intellectual Property that (i) is owned by a third party and (ii) is currently used in the conduct of the Business as currently conducted.

(d) To the Knowledge of Sellers, (i) the conduct of the Business as currently conducted does not materially infringe, misappropriate, or violate, and the conduct of the Business has not materially infringed, misappropriated, or violated during the two-year period preceding the date hereof, any Intellectual Property owned by a third party, and (ii) no third party is materially infringing, misappropriating or violating, and has not materially infringed, misappropriated or violated during the two-year period preceding the date hereof, any Transferred Intellectual Property, except, in the case of each of clauses (i) and (ii), for any such infringements, misappropriations or violations, which would not reasonably be expected to be materially adverse to the Business, taken as a whole.

(e) Except as set forth in Section 3.09(e) of the Seller Disclosure Schedule, (i) there is not currently, and there has not been during the three-year period preceding the date hereof, any Proceeding pending or, to the Knowledge of Sellers, threatened, against any Seller, TRGR, Thomson Reuters Canada Limited or the Transferred Subsidiary by any third party claiming the conduct of the Business materially infringes, misappropriates, or violates any Intellectual Property owned by such third party, and (ii) there is not currently, and there has not been during the three-year period preceding the date hereof, any Proceeding pending or threatened in writing, by any Seller, TRGR, Thomson Reuters Canada Limited, or the Transferred Subsidiary against any third party claiming material infringement, misappropriation or violation of any Transferred Intellectual Property, except, in the case of each of clauses (i) and (ii), as would not reasonably be expected to be materially adverse to the Business, taken as a whole. The Parties acknowledge and agree that for purposes of this Section 3.09(e), any Proceeding that has been initiated, but with respect to which proper process or other comparable notice has not been served on any Seller, TRGR, Thomson Reuters Canada Limited or the Transferred Subsidiary shall be deemed to be “threatened” rather than “pending.”

(f) Except pursuant to the escrow agreements set forth in Section 3.09(f) of the Seller Disclosure Schedule (the “Escrow Agreements”), the Transferred Subsidiary has not deposited any material source code included in the Transferred Intellectual Property with, or delivered or licensed any such material source code to, any escrow agent during the two-year period preceding the date of this Agreement. To the Knowledge of Sellers, no event has occurred and no circumstance or condition exists that (with or without notice or the lapse of time, or both) will result in the delivery of any material source code included in the Transferred Intellectual Property by the Transferred Subsidiary or any party acting on its behalf to any third party pursuant to an Escrow Agreement.

(g) The Transferred Subsidiary has taken commercially reasonable steps to protect the confidentiality of any Trade Secrets included in the Transferred Intellectual Property that are material to the Business, and TRGR has taken commercially reasonable steps to protect the confidentiality of any Trade Secrets included in the TRGR Transferred Assets that are material to the Business.

(h) The Transferred Subsidiary has taken commercially reasonable steps to protect the material information technology systems currently used to provide material products to customers in the conduct of the Business as it is currently conducted (the “IT Systems”) from Contaminants. The Transferred Subsidiary has in place commercially reasonable disaster recovery plans, procedures and facilities for the IT Systems and has taken commercially reasonable steps to safeguard the security of the IT Systems. To the Knowledge of Sellers, there have been no material unauthorized intrusions or breaches of the security of the IT Systems in the two-year period preceding the date hereof that, pursuant to any material legal requirement, would require the Transferred Subsidiary to notify customers or employees of such breach or intrusion.

(i) To the Knowledge of Sellers, none of the material software owned by the Transferred Subsidiary or TRGR that, as of the date hereof, is incorporated into and, as of the date hereof, copies of which are distributed with any material commercial product of the Business to end users and customers by the Transferred Subsidiary, is subject to any requirement that it be licensed pursuant to an Open Source License, or that the source code for such material software be delivered, disclosed, licensed or otherwise made available to any third party, other than as set forth in an Escrow Agreement.

(j) To the Knowledge of Sellers, as of the date hereof, the material commercial products and services of the Business are substantially free of any material viruses.

SECTION 3.10. Contracts. (a) Section 3.10(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, each of the following unexpired leases, subleases, licenses, bonds, debentures, notes, mortgages, indentures, guarantees, other agreements or contracts or other legally binding instruments (“Contract”) in writing to which the Transferred Subsidiary or, primarily with respect to the Business, any Asset Seller is a party:

(i) an employee collective bargaining agreement or other Contract with any labor union;

(ii) a Contract, including customer contracts and Government Contracts, for the sale of any product or service by the Business involving aggregate payments of more than $1,500,000 in the twelve-month period ended December 31, 2011;

(iii) a Contract for the purchase by the Business of materials, supplies, equipment or services (excluding Data and Related Agreements), including capital commitments or expenditures, involving aggregate payments of more than $1,000,000 in the twelve-month period ended December 31, 2011;

(iv) a Contract under which the Transferred Subsidiary has borrowed any money from, or issued any note or other evidence of indebtedness of borrowed money to, any person, including any guarantee relating thereto (other than any Contract that will be terminated as of the Closing), in each case in an amount greater than $500,000;

(v) (A) an employment, consulting or similar Contract reasonably expected to involve payments of more than $200,000 in total compensation per year and (B) any employment severance Contracts (other than any severance policy or practice);

(vi) a Contract concerning the establishment, control, maintenance or operation of a partnership, joint venture or limited liability company or other similar agreement or arrangement, in each case that is material to the Business;

(vii) the lease agreements pertaining to each Leased Property;

(viii) a Contract entered into since January 1, 2009 for the disposition of any portion of the Business (other than sales of products, materials, supplies, equipment or services in the ordinary course of business) or any Contract entered into since January 1, 2009 for the acquisition of another business (other than purchases of products, materials, supplies, equipment or services in the ordinary course of business), in each case involving consideration in excess of $5,000,000;

(ix) a Contract that materially limits or purports to limit the ability of the Transferred Subsidiary to compete in any line of business with any person or in any geographic area or during any period of time;

(x) a Contract (A) pursuant to which a third party distributor (other than any affiliate of any Seller) has the right to distribute or resell certain products of the Business in a particular market and (B) involving aggregate payments in excess of $500,000 in the twelvemonth period ended September 30, 2011;

(xi) a Contract for capital expenditures or the acquisition or construction of fixed assets which require aggregate future payments in excess of $5 million over the remaining life of such Contract;

(xii) a Contract relating to the settlement of any material Proceeding or the waiver or release of any material rights or material claims in respect of any Proceeding, in each case entered into after December 31, 2010; and

(xiii) any other Contract not otherwise required to be set forth in any section or subsection of the Seller Disclosure Schedule that has an aggregate future liability to any person (other than any Seller or the Transferred Subsidiary) in excess of $2,000,000.

(b) All Contracts required to be set forth in Sections 3.09 and 3.10 of the Seller Disclosure Schedule (such Contracts, the “Business Contracts”) are valid and binding on the

Transferred Subsidiary, and, to the Knowledge of Sellers, on each other party thereto, subject, as to enforcement, to the Enforceability Exceptions, except for such failures to be valid and binding that would not, individually or in the aggregate, be reasonably expected to (x) be materially adverse to the Business, taken as a whole, or (y) prevent or materially delay the ability of Sellers or the Transferred Subsidiary to carry out their obligations under this Agreement. Except as set forth in Section 3.10(b) of the Seller Disclosure Schedule, none of any Seller or the Transferred Subsidiary is in breach or default under the Business Contracts, and, to the Knowledge of Sellers, no other party to any Business Contract is in breach or default thereunder, and, to the Knowledge of Sellers, there does not exist any event, condition or omission which, with notice or lapse of time, or both, would constitute a breach or default by any person, except in each case to the extent that such breach or default would not reasonably be expected to have a Material Adverse Effect. Prior to the date hereof, complete and correct copies of all Business Contracts have been made available to Purchaser.

(c) Except as set forth in Section 3.10(c) of the Seller Disclosure Schedule, there are no pending or, to the Knowledge of Sellers, threatened material claims, requests for equitable adjustments or disputes by or against the Business relating to any Government Contract.

(d) With respect to each Government Contract, and each pending Government Bid that, if accepted, would result in such a Government Contract, to which the Transferred Subsidiary or, primarily with respect to the Business, any Asset Seller is a party, (i) since January 1, 2010, Sellers and the Transferred Subsidiary have complied in all material respects and are in compliance in all material respects with all requirements of all applicable Laws pertaining to such Government Contract or Government Bid (including “organizational conflict of interest” as defined in the Federal Acquisition Regulations (the “FAR”)); (ii) all representations and certifications made by Sellers or the Transferred Subsidiary, as applicable, set forth in such Government Contract or Government Bid were complete and correct as of their effective date in all material respects; (iii) neither the U.S. Government nor any Governmental Entity or other person has notified Sellers or the Transferred Subsidiary in writing that Sellers or the Transferred Subsidiary have breached in any material respect or violated in any material respect any applicable Law pertaining to such Government Contract or Government Bid; and (iv) no termination for convenience, termination for default, cure notice or show cause notice is currently in effect or, to the Knowledge of Sellers, currently threatened pertaining to such Government Contract, except in the case of each of clauses (i) through (iv), as would not reasonably be expected to (x) be materially adverse to the Business, taken as a whole, or (y) prevent or materially delay the ability of Sellers or the Transferred Subsidiary to carry out their obligations under this Agreement.

(e) Section 3.10(e) of the Seller Disclosure Schedule sets forth and identifies each final audit report required pursuant to Title 45 CFR Part 74.26, and each formal notice of material cost disallowance received by the Transferred Subsidiary, since January 1, 2010 relating to any Government Contract or Government Bid. Since January 1, 2010, no cost in excess of $20,000 or similar group, type or class of costs in excess of $20,000 in the aggregate and which was incurred and invoiced by the Sellers or by the Transferred Subsidiary on any active Government Contract has been finally disallowed or otherwise been the subject of a Contract Disputes Act (41 USC §601 et seq) claim. Since January 1, 2010, the Sellers and the Transferred Subsidiary have not incurred any material costs on any material active cost-reimbursable Government Contract that are not “allowable” costs pursuant to FAR § 31.201-2 (48 CFR § 31.201-2) or any other applicable Law.

SECTION 3.11. Permits. Except as set forth in Section 3.11 of the Seller Disclosure Schedule, (i) all material Permits held by the Transferred Subsidiary are in full force and effect, except as would not reasonably be expected to impair, in any material respect, the ability of Sellers to operate the Business, and (ii) no Proceeding is pending or, to the Knowledge of Sellers, threatened that would be reasonably expected to result in the revocation, cancellation or suspension of any such material Permit, except as would not reasonably be expected to impair, in any material respect, the ability of Sellers to operate the Business.

SECTION 3.12. Taxes (a) For purposes of this Agreement:

“Code” means the Internal Revenue Code of 1986, as amended.

“Income Tax” or “Income Taxes” means (i) all income or franchise Taxes imposed on or measured by income, (ii) all other Taxes reported on a Tax Return that includes such Taxes and (iii) any interest, penalties and additions associated with the amounts described in clauses (i) and (ii) hereof.

“Post-Closing Tax Period” means all taxable periods beginning after the Closing Date and the portion beginning on the day after the Closing Date of any tax period that includes but does not end on the Closing Date.

“Pre-Closing Tax Period” means all taxable periods ending on or prior to the Closing Date and the portion ending on the Closing Date of any taxable period that includes but does not end on the Closing Date.

“Seller Group” means, with respect to federal income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Sellers are members and, with respect to state, local or foreign income or franchise Taxes, the consolidated, combined or unitary group of which Sellers or any of their affiliates are members.

“Tax” or “Taxes” means all forms of taxation, levies, charges, governmental fees, or other governmental assessments imposed by any federal, state, provincial, local, foreign or other Taxing Authority, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture, withholding, health and other taxes of any kind, including any interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority whether arising before, on or after Closing.

“Taxing Authority” means any federal, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising tax regulatory authority.

“Tax Return” means any report, return, document, declaration or other information or filing filed with or otherwise required to be supplied to any Taxing Authority with respect to Taxes, including any amendment made with respect thereto.

“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, value added, ad valorem, privilege, documentary, registration, conveyance, excise, license, stamp or similar fees and Taxes arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement.

(b) Except as set forth in Section 3.12(b) of the Seller Disclosure Schedule, (i) all material Tax Returns required to be filed pursuant to any Tax Laws by or on behalf of the Transferred Subsidiary for Pre-Closing Tax Periods have been timely filed and such Tax Returns are complete and accurate in all material respects, (ii) all material Taxes covered by the Tax Returns referred to in clause (i) of this Section 3.12(b) have been paid in full by the due date thereof, (iii) no material audits, examinations, investigations or other proceedings, claims or assessments have been asserted with respect to any such Taxes, (iv) no Liens (other than Permitted Liens) with respect to the assets of the Transferred Subsidiary have been filed, (v) there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any material Tax Returns required to be filed by or with respect to the Transferred Subsidiary, (vi) the Transferred Subsidiary has withheld and paid over all Taxes required to have been withheld and paid over and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party, (vii) the Transferred Subsidiary will not be required, as a result of (A) a change in accounting method for a Pre-Closing Tax Period, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in taxable income for any Post-Closing Tax Period or (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law), or (C) any prepayment of income, to include any item of income in or exclude any item of deduction from any Post-Closing Tax Period, (viii) no claim has ever been made by a Taxing Authority in a jurisdiction where the Transferred Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, (ix) no closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any Taxing Authority with respect to the Transferred Subsidiary, (x) the Transferred Subsidiary has not been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code, (xi) Stock Seller has made available complete and correct copies of (a) all income and franchise Tax Returns of the Transferred Subsidiary for all open taxable years and (b) any audit report issued by a Taxing Authority relating to income or franchise Taxes of the Transferred Subsidiary, (xii) the Transferred Subsidiary is not a party to any Tax allocation, Tax sharing or similar agreement pursuant to which it will have any obligation after the Closing, (xiii) the Transferred Subsidiary has not been a party to any “reportable transaction” within the meaning of Section 1.6011-4 of the Treasury Regulation, and (xiv) the Transferred Subsidiary does not have any liability for Taxes of any other person (other than members of the Seller Group) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), and except for the Seller Group, since 2005, the Transferred Subsidiary has not been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return.

(c) Except as set forth in Section 3.12(c) of the Seller Disclosure Schedule, (i) Asset Sellers have timely paid all Taxes which have been required to be paid on or prior to the date hereof, the non-payment of which would result in a Lien (other than a Permitted Lien) on any Transferred Asset and (ii) Asset Sellers have established adequate reserves for the payment of, and will timely pay, all Taxes which arise from or with respect to the Transferred Assets and are incurred or attributable to the Pre-Closing Tax Period, the non-payment of which would result in a Lien (other than a Permitted Lien) on any Transferred Asset.

(d) No amounts of Tax are required to be withheld on account of the transactions contemplated pursuant to this Agreement.

SECTION 3.13. Litigation.

(a) Section 3.13(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, each Proceeding pending or, to the Knowledge of Sellers, threatened against any Seller which relates to the Business, or against the Transferred Subsidiary and the Transferred Assets, and which, in all cases, individually or in the aggregate, is reasonably likely to result in a Material Adverse Effect.

(b) Except as set forth in Section 3.13(b) of the Seller Disclosure Schedule, none of any Seller or the Transferred Subsidiary is party or subject to or in default under any unsatisfied Judgment (in the case of any Seller, that is applicable to the conduct of the Business), other than such Judgments that would not, individually or in the aggregate, reasonably be expected to (x) be materially adverse to the Business, taken as a whole, or (y) prevent or materially delay the ability of Sellers or the Transferred Subsidiary to carry out their obligations under this Agreement; provided that the representation and warranty contained in this Section 3.13(b) shall be qualified by Material Adverse Effect for purposes of determining its accuracy as of the Closing, to the extent there is any Judgment after the date hereof to which any Seller or the Transferred Subsidiary becomes party.

SECTION 3.14. Employee Benefit Plans. (a) For purposes of this Agreement:

“Employee” means an employee who devotes substantially all of his or her working time to the Business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, (1) a member of any “controlled group” (within the meaning of Section 414(b) of the Code) of which that entity is also a member, (2) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the Code) with that entity, or (3) a member of any affiliated service group (within the meaning of Section 414(m) of the Code) of which that entity is also a member.

(b) Section 3.14(b) of the Seller Disclosure Schedule contains, as of the date of this Agreement, a true and complete list of each Employee. The following true and complete information as of April 19, 2012 with respect to each Employee will be made available to Purchaser as of the date of this Agreement: the current position, title, service date used for crediting length of service for purposes of the Employee Benefit Plans, status as full or part-time, status as active or on leave, geographic location, visa status, exempt/non-exempt classification, current salary and total compensation earned during the prior year (including salary, bonus and equity compensation) and any equity, equity-based or unit-based awards outstanding under any

Employee Benefit Plan, including with respect to such awards, the (i) grant date, (ii) exercise price, if any, (iii) vesting provisions (including whether, and to what extent, the consummation of the transactions contemplated by this Agreement will result in the acceleration thereof), (iv) Employee Benefit Plan under which it was granted, (v) type of award, and (vi) number of shares or units subject to such award. Between the date of this Agreement and the Closing Date, Sellers will provide Purchaser with updates to such information from time to time. Section 3.14(b) of the Seller Disclosure Schedule shall be updated from time to time by Sellers to reflect departures and other changes to Employees between the date of this Agreement and the Closing Date, subject to compliance with Section 5.01 hereof. A separate list of the Indian Services Employees as of the Closing shall be provided on the Closing Date, and shall be updated from time to time by Sellers to reflect departures and other changes to the India Services Employees between the Closing Date and the Later Transfer Date, subject to compliance with the terms of the Services Agreement.

(c) Section 3.14(c) of the Seller Disclosure Schedules contains a true and complete list of each material retirement, pension, deferred compensation, medical, dental, disability, life, severance, employment, change-in-control, retention, vacation, incentive bonus, fringe benefit, equity-based compensation, and stock purchase plan, program, agreement or arrangement, whether written or unwritten, that (i) is sponsored or maintained by Sellers or their respective affiliates or the Transferred Subsidiary and in which any Employee is eligible to participate, or (ii) to which any Employee is a party (whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA) (each, an “Employee Benefit Plan”). Prior to the date of this Agreement, true and complete copies of the following have been made available to Purchaser: (A) the plan document or agreement, if any, for each Employee Benefit Plan maintained by the Transferred Subsidiary; (B) to the extent required by applicable Law, the most recent annual report filed with the Internal Revenue Service (“IRS”) or the Department of Labor with respect to each Employee Benefit Plan maintained by the Transferred Subsidiary; (C) the most recent summary plan description provided with respect to any Employee Benefit Plan (if required); (D) the Retention Agreements; and (E) employment manuals and Bonus Plans (within the meaning of Section 6.02(b) hereof) that apply to Employees. Sellers have separately identified in Section 3.14(c) of the Seller Disclosure Schedules each Employee Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Employee Benefit Plan”). Seller has provided true and complete information regarding the aggregate cost per Employee to Sellers under the Seller Health Plans and the aggregate cost per Employee to Sellers under the Seller Welfare Benefit Plans.

(d) As of the date hereof, all Employees who are employed within the United States are employed by the Transferred Subsidiary. The Transferred Subsidiary does not employ any person who is not an Employee.

(e) Except as set forth in Section 3.14(e) of the Seller Disclosure Schedule, no Transferred Subsidiary sponsors or maintains, or will have as of or after the Closing Date any liability under, or would reasonably be expected to have any liability under, any benefit and compensation plans, contracts, policies or arrangements covering the Employees (including the Employee Benefit Plans) other than under the Employee Benefit Plans set forth in Section 3.14(e) of the Seller Disclosure Schedule.

(f) The Thomson Reuters 401(k) Savings Plan (the “Seller 401(k) Plan”) and the Thomson Reuters Group Pension Plan (the “Seller DB Plan”) have received favorable determination letters from the IRS that remain in effect on the date hereof. No event has occurred since the most recent determination letter was issued that would reasonably be expected to result in the loss of the tax-qualified status of the Seller 401(k) Plan or the Seller DB Plan.

(g) No accumulated funding deficiency (within the meaning of Section 302 of ERISA and Section 412 of the Code) exists with respect to the Seller DB Plan or any other pension plan sponsored by any Seller or an ERISA Affiliate of any Seller that is subject to Title IV of ERISA.

(h) No liability under Title IV of ERISA is reasonably expected to be incurred by any Transferred Subsidiary and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA to any Transferred Subsidiary. No Employee Benefit Plan that is a pension plan (within the meaning of Section 3(2) of ERISA) constitutes a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), and, with respect to the Transferred Subsidiary, neither any Seller nor any of its ERISA Affiliates has, within the five-year period ending on the Closing Date, contributed or been required to contribute to any pension plan that is a “multiemployer plan”.

(i) To the Knowledge of Sellers: (i) each Employee Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law (including ERISA and the Code and any non-U.S. Laws), (ii) the Transferred Subsidiary has not engaged in a non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) that would reasonably be expected to result in material liability to the Business under Section 406 of ERISA or Section 4975 of the Code, (iii) all contributions to the Employee Benefit Plans that have been required to be made in accordance with the terms of the Employee Benefit Plans and applicable Laws have been timely made and (iv) all obligations under the Employee Benefit Plans have been properly accrued in accordance with GAAP for purposes of preparing the Financial Statements. All Non-U.S. Employee Benefit Plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with another event, shall result in the payment of any amount that could, individually or in combination with any other such payment, constitute a “parachute payment” (within the meaning of Section 280G(b)(2) of the Code).

(k) Except as otherwise listed on Section 6.05(c) of the Seller Disclosure Schedule, no Employees have accrued or are otherwise entitled to post-retirement welfare benefits under any Employee Benefit Plan.

(l) With respect to the Business and all Employees, Sellers are in substantial compliance with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or any state Law governing health care coverage extension or continuation; (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); (iii) the

applicable requirements of the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010; and (iv) the applicable requirements of the Cancer Rights Act of 1998. None of the Sellers has any material unsatisfied obligations to any current or former Employees or their qualified beneficiaries pursuant to COBRA, HIPAA or any other Law governing health care coverage extension or continuation.

(m) With respect to the Business and all Employees, Sellers are in compliance in all material respects with all Laws governing the employment of labor, including all contractual commitments and all such Laws relating to wages, hours, affirmative action, collective bargaining, discrimination, fair employment, classification of employees, occupational safety and health, civil rights, safety and health, and workers’ compensation, including, without limitation, the Age Discrimination in Employment Act, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, ERISA, the Fair Labor Standards Act (29 U.S.C. 201, et seq.), the Americans with Disabilities Act, the Sarbanes-Oxley Act of 2002, the Workers Adjustment and Retraining Notification Act, as amended, the Occupational Safety and Health Act, as amended, the Family Medical and Leave Act (29 U.S.C. 2601, et seq.), as amended, the National Labor Relations Act of 1935, as amended, Executive Order 11246 and any other executive orders or regulations governing affirmative action, EEO and VETS-100 reporting obligations, the Immigration Nationality Act (8 U.S.C. 1324a, et seq.), as amended, and all similar applicable Laws to the extent such Laws apply to Sellers and the Transferred Subsidiary with respect to the Transferred Employees.

(n) Except as set forth in Section 3.14(n) of the Seller Disclosure Schedule, no Seller nor any Transferred Subsidiary is a party to any collective bargaining agreement or other agreement with a labor union or like organization relating to the Business or the Employees. No union or other collective bargaining unit or employee organizing entity has been certified as representing any of the Employees and no union or other collective bargaining unit or employee organizing entity has been recognized by Sellers as representing any of the Employees.

(o) Except as set forth in Section 3.14(o) of the Seller Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any Employee to any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Employee or (iii) constitute a change of control, or trigger any change of control provisions, under any Employee Benefit Plan. Provided that Purchaser and Purchaser’s affiliates comply with the terms of Article VI hereof, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will entitle any Employee to any severance pay.

SECTION 3.15. Compliance with Laws.

(a) Except as set forth in Section 3.15(a) of the Seller Disclosure Schedule, the Business is in compliance with all applicable Laws, except for instances of non-compliance that would not reasonably be expected to have a Material Adverse Effect, and, as of the date hereof, the Sellers have not received any written notice or other written communication asserting or alleging failure to be in such compliance which, if such allegations or allegations were true, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, in each case only to the extent such notice or communication relates primarily to the Business.

(b) As of the date hereof, the Transferred Subsidiary is not, and to the Knowledge of Sellers, none of the Transferred Subsidiary’s directors or officers is suspended, debarred, or proposed for debarment from doing business with any Governmental Entity in the United States or is the subject of a finding of non-responsibility or ineligibility for Government Contracts. To the Knowledge of Sellers, no reasonable basis exists to give rise to a claim by a Governmental Entity against the Business for fraud (as such concept is defined under the applicable U.S. or foreign laws), or, without limiting the foregoing, for any violation of the False Claims Act, the Truth in Negotiations Act or the Procurement Integrity Act, or any comparable foreign law, in connection with any Government Contract.

(c) This Section 3.15 does not relate to matters with respect to (i) Taxes, which are the subject of Section 3.12 hereof, (ii) employee matters, which are the subject of Section 3.14 hereof, or (iii) environmental matters, which are the subject of Section 3.19 hereof.

SECTION 3.16. Sufficiency of Assets.

(a) The Transferred Assets, the Transferred Intellectual Property and the properties, rights and other assets owned by, leased or licensed to or otherwise held for use by the Transferred Subsidiary, when utilized by a labor force substantially similar to the Employees, when taken together with (1) any services provided by Seller Parties or their respective affiliates pursuant to any Ancillary Agreement, (2) the items set forth on Section 5.11 of the Seller Disclosure Schedule, (3) the Scheduled Copyrights, (4) the Registered Domains (subject to Section 5.11(b) hereof) and (5) the persons to be transferred into the Transferred Subsidiary by TRUSI or its affiliates (other than the Transferred Subsidiary) prior to the Closing, as contemplated by Section 5.01 of the Seller Disclosure Schedule:

(i)	are sufficient properties, rights and other assets (in each of the foregoing cases with respect to third party software only, properties, rights and other assets that are material to the Business) to carry on the Business immediately after the Closing in the same manner as it is currently being conducted;

(ii)	include all Intellectual Property used by and material to the Business, in each case, as it is currently being conducted; and

(iii)	include all of the material properties, rights, other assets and, as of the date hereof, labor primarily used or primarily held for use by Sellers and their respective affiliates (including Transferred Subsidiary) in the conduct of the Business as it is currently being conducted;

except, in the case of each of clauses (i), (ii) and (iii) above, (w) for the items set forth in Sections 1.02(c) hereof, (x) for the services and benefits provided to the Business set forth in Section 5.07 hereof, (y) third party shrink wrap or similar software that is generally commercially available and (z) as set forth in Section 3.16 of the Seller Disclosure Schedule.

(b) Notwithstanding the foregoing, Purchaser acknowledges and agrees that nothing contained in this Section 3.16 shall be interpreted or construed as a representation or warranty addressing whether there is or has been any infringement, misappropriation, dilution or violation of any Intellectual Property owned by any third party, and that such matters are addressed exclusively in Section 3.09(d) hereof.

(c) Except (i) as set forth in Section 3.16 of the Seller Disclosure Schedule, (ii) for the services and benefits provided to the Business set forth in Section 5.07 hereof and (iii) for any services provided by Seller Parties or their respective affiliates pursuant to any Ancillary Agreement, no part of the Business is currently operated by Thomson Reuters Corporation through any entity, other than Sellers and the Transferred Subsidiary.

SECTION 3.17. Certain Business Relationships with Affiliates.

(a) Except (i) for the exclusion of the Excluded Assets, (ii) for the services and benefits provided to the Business set forth in Section 5.07 hereof and (iii) as set forth in Section 3.17 of the Seller Disclosure Schedule and, until the Closing, the Intellectual Property set forth in Section 5.11 of the Seller Disclosure Schedule and the assets set forth in Section 5.21 of the Seller Disclosure Schedule, no affiliate of any Seller (other than the Transferred Subsidiary or any of the Sellers themselves) (a) owns any material property or right, tangible or intangible, which is used solely by the Transferred Subsidiary (other than the Excluded Assets), (b) has any claim or cause of action against the Business or (c) owes any money to, or is owed any money by, the Business, other than pursuant to commercial relationships or services.

(b) Section 3.17 of the Seller Disclosure Schedule sets forth any Contract between the Transferred Subsidiary, on the one hand, and any Seller or any affiliate of any Seller (other than the Transferred Subsidiary), on the other hand, which (i) is currently in effect, (ii) is reasonably expected to continue in effect after the Closing and (iii) involves aggregate payments in excess of $250,000 in the twelve-month period ended December 31, 2011.

SECTION 3.18. No Undisclosed Liabilities.

(a) There are no liabilities of the Transferred Subsidiary, other than:

(i) liabilities provided for in the Historical Financial Statements or the notes thereto;

(ii) liabilities incurred in the ordinary course of business since the Most Recent Balance Sheet Date;

(iii) liabilities not required under GAAP to be shown on the Most Recent Balance Sheet;

(iv) liabilities set forth in Section 3.18 of the Seller Disclosure Schedule;

(v) liabilities related to or arising under any Contract, Proceeding or other matter disclosed in this Agreement or set forth in the Seller Disclosure Schedule; and

(vi) other liabilities incurred on or after the date hereof which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) There are no liabilities included in the Assumed Liabilities, other than:

(i) liabilities provided for in the Historical Financial Statements or the notes thereto;

(ii) liabilities incurred in the ordinary course of business since the Most Recent Balance Sheet Date;

(iii) liabilities set forth in Section 3.18 of the Seller Disclosure Schedule;

(iv) liabilities related to or arising under any Contract, Proceeding or other matter disclosed in this Agreement or set forth in the Seller Disclosure Schedule; and

(v) liabilities that are not material to the Business, taken as a whole.

SECTION 3.19. Environmental Matters. Except as set forth in Section 3.19 of the Seller Disclosure Schedule, and except for any matter that would not reasonably be expected to have a Material Adverse Effect, (i) Sellers and the Transferred Subsidiary conduct the Business in material compliance with all Environmental Laws, (ii) to the Knowledge of Sellers, there have been no releases of Hazardous Substances upon, into or from the Transferred Assets or by the Transferred Subsidiary, except for such releases that are in material compliance with Environmental Laws or that do not require remediation under Environmental Laws, (iii) the Transferred Subsidiary has no material liability for Hazardous Substance contamination on any third party property; (iv) to the Knowledge of Sellers, since January 1, 2010, the Transferred Subsidiary has not received in writing any notice, demand, claim or request for information from any Governmental Entity concerning compliance with or liability under any Environmental Law; (v) the Transferred Subsidiary is not subject to any order, decree, injunction, indemnity or agreement with any Governmental Entity relating to any environmental obligations; and (vi) TRUSI has made available copies of all material environmental reports, studies, and assessments in the possession of the Sellers or the Transferred Subsidiary directly relating to the Business prepared in the last two years.

“Environmental Laws” means all applicable Laws and Permits relating to pollution, protection of the environment or natural resources.

“Hazardous Substances” means all pollutants, contaminants, chemicals, wastes, and any toxic or otherwise hazardous substances or materials subject to regulation under Environmental Laws.

SECTION 3.20. Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of any Seller or any affiliate thereof that might be entitled to any fee or commission in connection with the Acquisition other than Allen & Company LLC and Morgan Stanley & Co. LLC, whose fees and expenses will be paid by Sellers or their respective affiliates (other than the Transferred Subsidiary).

SECTION 3.21. Insurance. As of the date hereof, all material policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance issued to any Seller or any affiliate of any Seller (including the Transferred Subsidiary) for which the policy period has not yet ended, only to the extent such policies provide coverage for the Business, the Transferred Assets or the Assumed Liabilities, including any self-funded insurance policies or arrangements (collectively the “Insurance Policies”) are in full force and effect, all premiums thereon have been timely paid or, if not yet due, accrued, and no written notice of cancellation, termination or non-renewal has been received by any Seller, or any affiliate of any Seller (including the Transferred Subsidiary) with respect to any such Insurance Policy. With respect to the Business, the Transferred Assets or the Assumed Liabilities, Section 3.21 of the Seller Disclosure Schedule sets forth, as of the date hereof, a list of all material claims currently pending under any such Insurance Policies.

SECTION 3.22. Health Care Regulations

(a) The Transferred Subsidiary complies and has implemented all measures required so as to comply with the obligations as a “Business Associate” of its “Covered Entity” (as such capitalized terms are defined in HIPAA and the regulations promulgated thereunder) customers, including those obligations of the privacy and security regulations promulgated under HIPAA that are applicable to a Business Associate, except for any instances of non-compliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. With respect to any HIPAA regulatory requirements, including any contractual privacy and security commitments relating to “Protected Health Information” (as that term is defined in the HIPAA privacy and security regulations), for which compliance by the Transferred Subsidiary with HIPAA is required (collectively, the “HIPAA Commitments”):

(i) the Transferred Subsidiary is in compliance with the HIPAA Commitments;

(ii) the transactions contemplated by this Agreement will not violate any of the HIPAA Commitments;

(iii) the Sellers and the Transferred Subsidiary have not received written inquiries from the U.S. Department of Health and Human Services or any other Governmental Entity claiming non-compliance with the HIPAA Commitments, in each case only to the extent such written inquiries relate primarily to the Business; and

(iv) no applicable certification organization that has reviewed the Transferred Subsidiary’s HIPAA Commitments has rejected the Transferred Subsidiary’s application for certification,

except in the case of clauses (i) through (iv), as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) The Transferred Subsidiary has either entered into or made reasonable and good faith efforts to enter into valid, written (i) Business Associate agreements with all customers that are Covered Entities and (ii) HIPAA Commitment “flow-down” agreements, as applicable, with all contractors, agents, vendors, suppliers, and service providers that have performance obligations with respect to the Transferred Subsidiary’s customers that are Covered Entities, except for any such failure to do so that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(c) Since January 1, 2011, the Transferred Subsidiary has not incurred any material liability as a result of or in connection with any illegal or improper medical coding activities performed by any Seller or by the Transferred Subsidiary, including the development and/or submission of CPT or other codes for the purposes of billing for medical services to Medicare, Medicaid and/or any third party payer, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.23. No Other Representations or Warranties. Each Seller Party acknowledges and agrees that, other than the representations and warranties of Purchaser specifically contained in Article IV hereof, there are no representations or warranties of Purchaser or (except as contained in the Equity Commitment Letter or the Limited Guarantee) any other person either expressed or implied with respect to Purchaser, the Financing or the transactions contemplated hereby, individually or collectively. Each Seller party, together with and on behalf of its affiliates and Representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties (except as aforesaid) that may have been made by any person, and each Seller, together with and on behalf of its affiliates and Representatives, acknowledges and agrees that Purchaser and its respective affiliates (including, before and after the Closing, the Transferred Subsidiary) have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the disclosure schedules of Purchaser (the “Purchaser Disclosure Schedule”), Purchaser hereby represents and warrants to each Seller as follows:

SECTION 4.01. Organization. Each of Purchaser and each subsidiary of Purchaser that is specified to be a party to any Ancillary Agreement (each, a “Purchaser Subsidiary”) is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.

SECTION 4.02. Authority; Execution and Delivery; Enforceability. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to consummate the Acquisition and the other transactions contemplated by this Agreement and such Ancillary Agreements. Each Purchaser Subsidiary has the requisite corporate power and authority to execute the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated to be consummated by it by such Ancillary Agreements. Purchaser has taken all corporate action required by its organizational documents to authorize the execution and delivery of this

Agreement and the Ancillary Agreements to which it will be a party and to authorize the consummation of the Acquisition and the other transactions contemplated by this Agreement and such Ancillary Agreements. Each Purchaser Subsidiary will prior to the Closing have taken all corporate action required by its organizational documents to authorize the execution and delivery of the Ancillary Agreements to which it will be a party and to authorize the consummation of the transactions contemplated to be consummated by it by such Ancillary Agreements. Purchaser has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by Seller Parties) this Agreement constitutes, and each Ancillary Agreement to which it will be a party will after the Closing (assuming the due authorization, execution and delivery of the other parties thereto) constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions. Prior to the Closing, each Purchaser Subsidiary will have duly executed and delivered each Ancillary Agreement to which it will be a party, and each Ancillary Agreement to which it will be a party will after the Closing (assuming the due authorization, execution and delivery by the other parties thereto) constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions.

SECTION 4.03. Non-Contravention and Approvals. (a) The execution and delivery by Purchaser of this Agreement does not, and neither the execution and delivery by Purchaser and each of the Purchaser Subsidiaries of each Ancillary Agreement to which it will be a party nor the consummation by Purchaser of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements and by each Purchaser Subsidiary of the transactions contemplated to be consummated by it by such Ancillary Agreements will, (i) conflict with or violate the organizational documents of Purchaser or any Purchaser Subsidiary, (ii) conflict with, or result in any breach of, or constitute a default under, or give rise to any right of termination, cancellation, modification or acceleration of (whether after the filing of notice or the lapse of time or both), or to a loss of any benefit to which the Purchaser is entitled to under, any provision of any Contract to which Purchaser or any Purchaser Subsidiary is a party or by which any of their respective properties or assets is bound or any material license, franchise, permit or other similar authorization held by Purchaser or any Purchaser Subsidiary, (iii) conflict with or violate any Judgment or Law applicable to Purchaser or any Purchaser Subsidiary or their respective properties or assets or (iv) result in the creation of any Lien upon any of the properties or assets of Purchaser or any Purchaser Subsidiary, except, in the case of clauses (ii), (iii) and (iv), any such items that would not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Acquisition and the other transactions contemplated by this Agreement or materially delay the consummation of the transactions contemplated to be consummated by this Agreement (a “Purchaser Material Adverse Effect”).

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any Purchaser Subsidiary in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the Acquisition, other than (A) compliance with and filings under the HSR Act, (B) compliance with and filings, notifications and approvals under any Foreign Merger Control Law, (C) those that may be required solely by reason of Sellers’ (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements and (D) those, individually or in the aggregate, or the failure of which to obtain or make would not be reasonably expected to have a Purchaser Material Adverse Effect.

SECTION 4.04. Litigation. As of the date hereof, there are not any (a) outstanding Judgments against Purchaser or any of its affiliates or (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its affiliates, which would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

SECTION 4.05. Availability of Funds. (a) Purchaser has received and accepted the equity commitment letter dated the date hereof, which equity commitment letter provides that TRUSI is a third party beneficiary thereof (the “Equity Commitment Letter”), from Veritas Capital Fund IV, L.P. (collectively, the “Equity Investor”) relating to the commitment of the Equity Investor to provide cash equity in the aggregate amount set forth therein (the “Cash Equity”). A complete and correct copy of the executed Equity Commitment Letter (including all exhibits, schedules, annexes and amendments to such Equity Commitment Letter) has been provided to TRUSI prior to the date hereof, and there have been no amendments or modifications to the Equity Commitment Letter since Purchaser provided such complete and correct copy thereof to TRUSI.

(b) Purchaser has received and accepted the executed debt commitment letter dated as of the date hereof (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”) from the lenders party thereto (collectively, the “Lenders”) relating to the commitment of the Lenders to provide debt financing in the aggregate amount set forth therein (the “Debt Financing” and, together with the Cash Equity, the “Financing”). A complete and correct copy of the executed Debt Commitment Letter (including (A) all exhibits, schedules, annexes and amendments to such Debt Commitment Letter and (B) any associated fee letter in redacted form (none of which redactions, which relate only to fee amounts, fee percentages and certain economic terms of the market flex, would affect the amount, conditionality, enforceability or availability of the Debt Financing)) has been provided to TRUSI prior to the date hereof, and there have been no amendments or modifications prior to the date of this Agreement to the Debt Commitment Letter.

(c) The Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Purchaser on the terms therein. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements related to the funding of any of the Financing, other than as expressly set forth in the Commitment Letters that have been provided to TRUSI prior to the date hereof, and there are no contingencies that would permit the Lenders or the Equity Investor to reduce the total amount of the Financing. Purchaser has taken all actions required to cause the Commitment Letters to be effective.

(d) The Financing, when funded in accordance with the Commitment Letters, shall provide Purchaser with acquisition financing on the Closing Date that is sufficient for the payment of the following (collectively, the “Required Amount”): (i) the aggregate consideration payable by Purchaser on the Closing Date pursuant to Article II hereof and (ii) the payment of all costs and fees required to be borne by Purchaser and its affiliates in connection with this Agreement on the Closing Date.

(e) The Equity Commitment Letter and the Debt Commitment Letter are legal, valid and binding obligations of Purchaser, and to the knowledge of Purchaser, the other parties thereto, subject, as to enforcement, to the Enforceability Exceptions, are in full force and effect, and assuming the satisfaction of the conditions set forth in Article VII hereof, no event, fact or circumstance has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Purchaser under the terms and conditions of the Commitment Letters. Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement. Purchaser does not believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Commitment Letters or that the Financing will not be made available to Purchaser or the Guarantor on or prior to the Closing Date.

(f) Concurrently with the execution of this Agreement, Purchaser has delivered to TRUSI the Limited Guarantee. The Limited Guarantee is legal, valid, binding and in full force and effect, and no event has occurred that would reasonably be expected to result in a breach of, or a default under, the Limited Guarantee, and the Limited Guarantee guarantees delivery of the Termination Fee, the Sellers’ Collection Fees and Expenses, if any, and any amounts for which Purchaser is required to indemnify or reimburse Sellers and their respective affiliates pursuant to Section 5.14(b) hereof, Section 8.03(b) hereof and Section 11.15 hereof.

SECTION 4.06. Solvency. Assuming satisfaction of the conditions to Purchaser’s obligation to consummate the Acquisition, and after giving effect to the transactions contemplated hereby, including the Financing and the payment of the Closing Date Payment, any repayment or refinancing of debt contemplated in this Agreement or the Commitment Letters, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Purchaser and the Transferred Subsidiary will be Solvent as of the Closing and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due. Purchaser is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchaser or the Transferred Subsidiary.

SECTION 4.07. Securities Act. The Transferred Shares are being acquired for investment only and not with a view to any public distribution thereof. Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Transferred Shares and is capable of bearing the economic risks of such investment.

SECTION 4.08. Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of Purchaser that might be entitled to any fee or commission in connection with the Acquisition.

SECTION 4.09. Sellers’ Representations; Independent Investigation.

(a) Purchaser acknowledges and agrees that, other than the representations and warranties of Sellers specifically contained in Article III hereof, there are no representations or warranties of Sellers or any other person either expressed or implied with respect to the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Subsidiary or the transactions contemplated hereby, individually or collectively. Purchaser, together with and on behalf of its affiliates and Representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties that may have been made by any person, and Purchaser, together with and on behalf of its affiliates and Representatives, acknowledges and agrees that Sellers and their respective affiliates (including, before and after the Closing, the Transferred Subsidiary) have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any person. Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that none of any Seller, its affiliates or its Representatives makes any representations or warranties relating to (i) the maintenance, repair, condition, design, performance or marketability of any Transferred Asset or any asset of the Transferred Subsidiary, including merchantability of fitness for a particular purpose, (ii) the operation of the Business by Purchaser after the Closing or (iii) the probable success or profitability of the Business after the Closing. Purchaser acknowledges and agrees that it shall obtain rights in the Transferred Assets and the assets of the Transferred Subsidiary in their present condition and state of repair, “as is” and “where is”.

(b) Purchaser acknowledges that it, its affiliates and their respective Representatives have been permitted an opportunity to meet with the officers and employees of Sellers and their respective affiliates (including the Transferred Subsidiary) to discuss the Business, the Transferred Assets, the Assumed Liabilities and the Transferred Subsidiary. Except as expressly set forth in any representation or warranty in Article III hereof, Purchaser acknowledges and agrees that no person, including the Purchaser Indemnitees, shall have any claim (whether in warranty, contract, tort (including negligence or strict liability) or otherwise) or right to indemnification pursuant to Article IX hereof (or otherwise) with respect to any information, documents or materials made available or otherwise furnished to or for Purchaser, its affiliates or their respective Representatives by Sellers, any of their respective affiliates, or any of their respective Representatives, including any financial projections or other statements regarding future performance, the Confidential Offering Memorandum regarding, among other things, the Business provided to Purchaser, its affiliates or their respective Representatives and any other information, documents or material, whether oral or written, made available to Purchaser, its affiliates or their respective Representatives in any “data room”, management presentation, “break-out” discussions, responses to questions submitted on behalf of Purchaser, its affiliates or their respective Representatives or otherwise furnished to Purchaser, its affiliates or their respective Representatives in any form in expectation of the transactions contemplated hereby.

(c) Purchaser, its affiliates and their respective Representatives have received and may continue to receive from Sellers, their respective affiliates and their respective Representatives certain estimates, projections and other forecasts for the Business and certain plan and budget information. Purchaser acknowledges that these estimates, projections, forecasts, plans and budgets, and the assumptions on which they are based, were prepared for specific purposes and may vary significantly from each other. Further, Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, its affiliates or their respective Representatives (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets) and that Purchaser is not relying on any estimates, projections, forecasts, plans or budgets made available or otherwise furnished by Sellers, their respective affiliates or their respective Representatives, and Purchaser shall not, and shall cause its affiliates and their respective Representatives not to, hold any such person liable with respect thereto (whether in warranty, contract, tort (including negligence or strict liability) or otherwise).

ARTICLE V

COVENANTS

SECTION 5.01. Conduct of Business.

(a) Except for matters (1) set forth in Section 5.01(a) of the Seller Disclosure Schedule, (2) consented to by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or (3) otherwise contemplated by the terms of this Agreement, from the date of this Agreement to the Closing Date (or, to the extent applicable, to the Later Transfer Date or as set forth in the Services Agreement with respect to the India Services Employees), TRUSI shall cause the Business (x) to be conducted in the ordinary course consistent with past practice, (y) use commercially reasonable efforts to (1) preserve intact the current business organization and operations of the Business and (2) maintain existing relations with Governmental Entities, customers and suppliers and (z) to not take any of the following actions:

(i) adopt or propose any change to the certificate of incorporation or bylaws of the Transferred Subsidiary;

(ii) issue, pledge, dispose of, transfer or sell any capital stock, notes, bonds or other securities of the Transferred Subsidiary (or any option, warrant or other right to acquire the same) or redeem any of the capital stock of the Transferred Subsidiary;

(iii) grant or announce any increase in compensation to current or former Employees (including the India Services Employees), other than vesting of accrued benefits under the Employee Benefit Plans in the ordinary course of business consistent with past practice, as required by applicable Laws, or in connection with the internal promotion, that is required to fill a vacancy and that is in the ordinary course consistent with past practice, of any Employee to a position with a higher base salary;

(iv) accelerate the vesting of or lapsing of restrictions with respect to any equity-based or unit-based compensation or other long-term incentive compensation held by any Employee (including the India Services Employees) under any Employee Benefit Plan, to the extent such acceleration or lapsing would result in any liability being incurred by Purchaser or any of Purchaser’s Affiliates;

(v) (A) grant any new awards to Employees (including the India Services Employees) under any Employee Benefit Plan; (B) amend or modify any outstanding awards under any Employee Benefit Plan; (C) other than in the ordinary course consistent with past practice, hire, transfer or promote any employee that would be an Employee (or an Indian Services Employee) if hired or transferred as of or prior to the date hereof; or (D) enter into or become subject to any collective bargaining agreement or other agreement with a labor union, works council or similar organization covering Employees (including the India Services Employees), except as required by applicable Law;

(vi) (A) acquire a business or substantially all the assets of a business from any other person or (B) merge or consolidate with any other person;

(vii) sell, lease, license or otherwise dispose of any Transferred Assets or assets of the Transferred Subsidiary (including material Transferred Intellectual Property), other than pursuant to existing Contracts, at the end of their useful lives or out of redundancy and otherwise in the ordinary course of business consistent with past practice;

(viii) subject the Transferred Assets or the assets of the Transferred Subsidiary to any Lien, other than a Permitted Lien;

(ix) make any loans, advances, guarantees or capital contributions to or investments in any person, other than in the ordinary course of business consistent with past practice, including advances for routine business expenses made in the ordinary course of business consistent with past practice, and not in excess of $500,000 in the aggregate;

(x) create, incur, guarantee or assume any indebtedness for borrowed money in excess of $500,000 in the aggregate, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Transferred Subsidiary;

(xi) change any material method of accounting or accounting practice or policy used by the Business, other than such changes as are required by GAAP, IFRS or a Governmental Entity;

(xii) except as contemplated by the capital expenditure plan set forth in Section 5.01 (xii) of the Seller Disclosure Schedule, make or authorize any payment of, or commitment for, capital expenditures in excess of $1,000,000 in any consecutive twelve-month period;

(xiii) enter into any Contract between the Transferred Subsidiary, on the one hand, and Sellers or their respective affiliates (other than the Transferred Subsidiary), on the other hand, except for such Contracts that will be terminated on or prior to the Closing;

(xiv) compromise or settle any Proceeding (A) resulting in an obligation of the Transferred Subsidiary to pay more than $500,000 in respect of such compromise or settlement, (B) in respect of any claim of the Transferred Subsidiary to receive any payment of more than $1,500,000 in respect of settling any such Proceeding or (C) resulting in the imposition of material restrictions on the business or operations of the Transferred Subsidiary;

(xv) declare and pay dividends or make distributions or other transfers, except that the Transferred Subsidiary shall be permitted to declare and pay cash dividends or make cash distributions or other cash transfers (including in connection with any “cash sweep” arrangements with Sellers or any of their respective affiliates) to Sellers or any of their respective affiliates prior to the Closing;

(xvi) (A) enter into any Contract that would be deemed to be a Business Contract pursuant to Sections 3.10(a)(vi), 3.10(a)(viii) or 3.10(a)(ix) (the “Specified Business Contracts”). (B) materially amend or prematurely terminate, or waive any material right or remedy under, any Specified Business Contract or (C) except in the ordinary course of business consistent with past practice, enter into any Contract that would be deemed to be a Business Contract, other than any Contract that would be deemed to be a Specified Business Contract;

(xvii) make, amend, or revoke any election relating to Taxes; adopt or change any accounting method relating to Taxes; file any amended Tax Return; enter into any Tax sharing, Tax allocation, Tax indemnity or similar agreement;

(xviii) accelerate the collection of accounts receivable of the Business, collect long-term deferred revenue or defer payment of accounts payable of the Business, in each case outside the ordinary course of business consistent with past practice;

(xix) acquire assets or make a material investment in (whether through the acquisition of stock, assets or otherwise) any other person, except for acquisitions of assets, inventory, equipment and software (other than renewals or replacements thereof) (i) in the ordinary course of business consistent with past practice or (ii) in an amount not to exceed $5,000,000 in the aggregate;

(xx) fail to use commercially reasonable efforts to maintain in full force and effect material insurance policies covering the Business and its properties, assets and businesses in a form and amount consistent with past practice (or in such amounts as are reasonably obtainable at no more than current cost to TRUSI and its affiliates for such insurance policies); or

(xxi) agree or commit to do any of the foregoing.

(b) Nothing contained in this Agreement is intended to give Purchaser or its affiliates, directly or indirectly, the right to control or direct the Business prior to the Closing, and nothing contained in this Agreement is intended to give Sellers or their respective affiliates, directly or indirectly, the right to control or direct Purchaser’s operations. Prior to the Closing, each of Purchaser, on the one hand, and Sellers and their respective affiliates, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its affiliates’ respective operations.

SECTION 5.02. Access to Information. (a) Prior to the Closing, Seller Parties shall, and TRUSI shall cause Other Asset Sellers and the Transferred Subsidiary to, afford to Purchaser and its accountants, counsel and other authorized representatives reasonable access, upon reasonable prior notice during normal business hours, to the properties, books and records relating exclusively to the Business (other than the Excluded Assets and Retained Liabilities); provided, however, that the reasonableness of such access and requests shall be determined by taking into account, among other considerations, the competitive positions of the parties; provided, further, however, that such access shall be afforded at such times and in a manner that does not unreasonably interfere or disrupt the normal operations of any of Sellers or any of their respective affiliates (including the Transferred Subsidiary) or the Business. Nothing contained in this Section 5.02(a) shall obligate any Seller or their respective affiliates (including the Transferred Subsidiary) to, in TRUSI’s absolute and sole discretion, (i) breach any fiduciary duty, duty of confidentiality owed to any person (whether such duty arises contractually, statutorily or otherwise), Law or any Contract with any other person, (ii) waive any privileges, including the attorney-client privilege or (iii) share any information which constitutes trade secrets or other sensitive information. In the event that access or information is not provided in reliance on the foregoing, TRUSI shall provide notice to Purchaser that it is withholding such access or information and shall use commercially reasonable efforts to enter into arrangements as may be reasonably proposed by Purchaser that are reasonably designed to provide such access or information without violating such duty, Law or Contract, creating a risk that such privilege may be waived or such trade secret or other sensitive information may be compromised. Prior to the Closing, when accessing any properties of any Seller or their respective affiliates (including the Transferred Subsidiary) pursuant to and in accordance with this Section 5.02(a), Purchaser shall, and shall cause its affiliates and Representatives to, comply with all safety and security requirements for such property communicated to them. All requests for information made pursuant to this Section 5.02(a) shall be directed to such person or persons as may be designated by TRUSI, and Purchaser shall not directly or indirectly contact any officer, director, employee, agent or Representative of Sellers, the Transferred Subsidiary or any of their respective affiliates without the prior approval of such designated person(s). Neither the auditors and independent accountants of Sellers or their respective affiliates (including the Transferred Subsidiary) nor the auditors and independent accountants of Purchaser and its respective affiliates shall be obligated to make any work papers available to any person under this Agreement, including pursuant to Section 2.03 hereof, unless and until such person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants. If so reasonably requested by TRUSI or by Purchaser, TRUSI and Purchaser shall, and shall cause their respective affiliates (as applicable) to, enter into a customary joint defense agreement with respect to information to be provided to Purchaser pursuant to this Section 5.02(a).

(b) After the Closing Date, Purchaser shall, and shall cause its affiliates to, on the one hand, and Seller Parties shall, and TRUSI shall cause its affiliates to, on the other hand, grant to the other such access to financial records and other information in their possession related to their conduct of the Business and such cooperation and assistance in each case as shall be reasonably required to enable them to complete their legal, regulatory, stock exchange and financial reporting requirements, including in respect of litigation and insurance matters; provided that such access shall not unreasonably interfere with the normal operations of Purchaser or any of its affiliates (including the Transferred Subsidiary) or the Business. Purchaser, on the one hand, and TRUSI, on the other hand, shall promptly reimburse the other for such other’s reasonable out-of-pocket expenses associated with requests made by such first party under this Section 5.02(b), but no other charges shall be payable by the requesting party to the other party in connection with such requests. Nothing contained in this Section 5.02(b) shall obligate Purchaser, Seller Parties or TRUSI to, or their respective affiliates to, (i) breach any fiduciary duty, duty of confidentiality owed to any person (whether such duty arises contractually, statutorily or otherwise), Law or any Contract with any other person, (ii) waive any privileges, including the attorney-client privilege or (iii) share any information which constitutes trade secrets or other sensitive information. In the event that access or information is not provided in reliance on the foregoing, Purchaser shall provide notice to TRUSI that it is withholding such access or information and shall use commercially reasonable efforts to enter into arrangements as may be reasonably proposed by TRUSI that are reasonably designed to provide such access or information without violating such duty, Law or Contract, creating a risk that such privilege may be waived or such trade secret or other sensitive information may be compromised.

(c) Purchaser acknowledges and agrees that (i) certain records may contain information relating to Sellers or their respective affiliates, other than the Business, and that Sellers and their respective affiliates may retain copies thereof and (ii) prior to making any records available to Purchaser, Sellers or any of their respective affiliates may redact any portions thereof that do not relate to the Business (other than the Transferred Subsidiary).

SECTION 5.03. Confidentiality.

(a) Purchaser acknowledges that the information provided to it in connection with the Acquisition and the consummation of the other transactions contemplated by this Agreement, including pursuant to Section 5.02(a) hereof, is subject to the terms of a nondisclosure agreement, dated June 22, 2011, between Veritas Capital Fund Management, LLC and Morgan Stanley & Co. LLC, on behalf of TRUSI (the “Confidentiality Agreement”). Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided, however, that Purchaser acknowledges that any and all other information provided to it by any of Sellers, any of their respective affiliates or their respective Representatives concerning any of Sellers or any of their respective affiliates (other than information relating solely to the Business) shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing.

(b) For a period of three years following the Closing, Seller Parties shall, and TRUSI shall cause its affiliates to, treat as confidential, safeguard and not use (except for bona fide compliance purposes and in connection with the defense of any Proceeding) any and all confidential or proprietary information, knowledge and data about the Business by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Sellers used with respect thereto prior to the Closing (including any and all information referenced in clauses (x) and (y) of Section 1.02(e) hereto).

SECTION 5.04. Regulatory and Other Authorizations; Notices and Consents. (a) Purchaser and Seller Parties shall, and shall cause their respective affiliates to, (i) use their respective reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Entities and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements, (ii) cooperate fully with each other in promptly seeking to obtain all such authorizations, consents, orders and approvals and (iii) provide such other information to any Governmental Entity as such Governmental Entity may request in connection herewith. Each party hereto, as applicable, agrees to, and to cause its affiliates to, file promptly (but in no event later than ten Business Days after the date of this Agreement) any Notification and Report Forms and related material required to be filed with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act with respect to the transactions contemplated by this Agreement and to use commercially reasonable efforts to obtain an early termination of the applicable waiting period, and to supply as promptly as reasonably practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to the HSR Act. Each party hereto, as applicable, agrees to, and to cause its affiliates to, make as promptly as reasonably practicable its respective filings and notifications, if any, under any Foreign Merger Control Law and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to such Foreign Merger Control Law. None of Sellers, on the one hand, or Purchaser, on the other hand, may (or may permit any of their respective affiliates to), without the consent of the other party (which consent shall not be unreasonably withheld), (x) cause any such filing or submission applicable to it to be withdrawn or refiled for any reason, including to provide the applicable Governmental Entity with additional time to review any of the transactions contemplated by this Agreement, or (y) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity. Purchaser, on the one hand, and TRUSI, on the other hand, will pay 50% of all filing fees or other similar payments to any Governmental Entity in order to obtain any such authorizations, consents, orders or approvals.

(b) Without limiting the generality of Purchaser’s undertaking pursuant to Section 5.04(a) hereof, Purchaser agrees to, and to cause its affiliates to, use its reasonable best efforts and to take any and all steps necessary or advisable to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any antitrust or competition Governmental Entity or any other person so as to enable the parties hereto to close the transactions contemplated hereby as promptly as practicable, and in any event prior to the End Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of such of its or its affiliates’ assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby. In addition, Purchaser shall, and shall cause its affiliates to, use their respective reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the End Date; provided, however, that such litigation in no way limits the obligation of Purchaser to, or to cause its affiliates to, use their reasonable best efforts and to take any and all steps necessary to eliminate each and every impediment under any antitrust, competition or trade regulation Law to close the transactions contemplated hereby prior to the End Date.

(c) Each of Purchaser, on the one hand, and TRUSI, on the other hand, shall promptly notify the other of any communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and permit the other to review in advance any proposed communication by such party to any Governmental Entity. Neither Purchaser, on the one hand, nor TRUSI, on the other hand, shall (or permit any of their respective affiliates to) agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate at such meeting. Purchaser, on the one hand, and TRUSI, on the other hand, will, and will cause their respective affiliates to, coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Purchaser, on the one hand, and TRUSI, on the other hand, will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives or affiliates, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that such materials may be redacted (x) to remove references concerning the valuation of the Business, (y) as necessary to comply with confidentiality provisions contained in any contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, to the extent that such attorney-client or other privilege concerns are not governed by a common interest privilege or doctrine (it being understood and agreed that Purchaser, on the one hand, and TRUSI, on the other hand, shall use their reasonable best efforts to address any such attorney-client or other privilege, and shall use their commercially reasonable efforts to seek the waiver of any such confidentiality restrictions to the extent requested by the other, so that such materials can be provided in redacted form to Purchaser or TRUSI, as applicable).

(d) Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be required to propose, negotiate, commit to, or effect, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of any of the Transferred Assets, or of the assets or businesses of the Transferred Subsidiary to be acquired by it pursuant hereto, if such sale, divestiture or disposition would reasonably be expected to have a Material Adverse Effect.

(e) Purchaser shall not, and shall cause its affiliates not to, enter into any transaction, or any Contract or other agreement, whether oral or written, to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required, to: (i) obtain the expiration or termination of the waiting period under the HSR Act, or approval under any Foreign Merger Control Law, applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Entities necessary for the consummation of the transactions contemplated by this Agreement.

SECTION 5.05. Intercompany Accounts. All intercompany accounts relating to relationships or services as of the Closing Date between any of Sellers or their respective affiliates (other than the Transferred Subsidiary), on the one hand, and the Transferred Subsidiary, on the other hand, shall be settled in full or, at the option of Sellers, but only to the extent permitted by Law, cancelled, in each case on or prior to the Closing, except to the extent such accounts relate to any Contract set forth on Section 1.04(b) of the Seller Disclosure Schedule.

SECTION 5.06. Non-Compete and Non-Solicit. (a) For a period of three years from and after the Closing Date (the “Restricted Period”), TRUSI shall not, and shall cause each Non-Competition Party not to, engage in any Competitive Activities; provided, however, that the foregoing shall not restrict any Non-Competition Party from (i) acquiring or owning as an investment, directly or indirectly, securities or any indebtedness of any publicly traded company engaged in Competitive Activities if such Non-Competition Party does not, directly or indirectly, beneficially own in the aggregate more than 5% of the outstanding securities or indebtedness of such person or (ii) acquiring and continuing to hold or own any business or person engaged in any Competitive Activities if such Competitive Activities account for both (x) less than 20% of such business’ or person’s consolidated annual revenues and (y) less than $25 million in such annual revenues (regardless of the percentage of ownership), in each case during the fiscal year prior to such acquisition being made (or, if earlier, the entry into the definitive agreement providing for the making of such acquisition). In the event any Non-Competition Party acquires any business or person, the acquisition of which would violate this Section 5.06 (but for this sentence), such Non-Competition Party shall not be in violation of this Section 5.06 if as soon as practicable, but in any event within 60 days after the closing of such acquisition, such Non-

Competition Party commences efforts to divest, and within 12 months after the closing of such acquisition, such Non-Competition Party consummates such divestiture, of the portion of such acquired person or business required in order to comply with this Section 5.06 (but for this sentence). “Competitive Activities” means providing healthcare data and analytics products, solutions and services (and/or consulting services related thereto) to employers, health plans, government agencies and entities, hospitals, clinicians and pharmaceutical companies, in each case which are substantially substitutable for those being sold by the Business as of the date hereof.

(b) Nothing contained within this Section 5.06 shall prevent, preclude, restrict or otherwise limit any Non-Competition Party from (i) engaging in, conducting or having an ownership interest in any business described in Section 5.06 of the Seller Disclosure Schedule in any form whatsoever or (ii) continuing to provide products or services that utilize data, content or other information that is licensed to a Non-Competition Party by the Business (or similar data, content or other information licensed or otherwise provided to a Non-Competition Party by another third party) for use in the Non-Competition Party’s products or services.

(c) For a period of two years from and after the Closing Date, TRUSI shall not, and shall cause each Non-Competition Party not to, (i) solicit to hire any Transferred Employee or (ii) hire any Transferred Employee who is an executive or other managerial employee; provided, however, that (i) any Non-Competition Party may solicit to hire, and hire, any Transferred Employee who is no longer employed by Purchaser or any of its affiliates, and has not been so employed by Purchaser or any of its affiliates for at least 30 days and (ii) any Non-Competition Party shall be free to conduct general advertising, web postings or a solicitation program (including through search firms) that are not specifically targeted at such persons and any Non-Competition Party may hire persons who respond to such advertising, postings or programs.

SECTION 5.07. Services from Affiliates. Purchaser acknowledges that the Business currently receives or benefits from certain administrative and corporate services and benefits provided by Sellers or their respective affiliates, including operations and information technology (including information technology support and website hosting and data center services), customer service, finance, accounting and payroll and back office services and processing, financial systems, treasury services (including banking, insurance, administration, taxation and internal audit), office space, facilities and office management services, business development and marketing services, product support services, procurement services, risk management, corporate communications, general administrative services, executive and management services, legal services, human resources and personnel services and travel services. Other than as may be provided pursuant to the terms of an Ancillary Agreement, Purchaser further acknowledges that all such services and benefits shall cease, and any agreement in respect thereof shall terminate with respect to the Business as of the Closing Date, and thereafter, Sellers’ and their respective affiliates’ sole obligation with respect to the provision of any services with respect to the Business shall be as set forth in the Ancillary Agreements.

SECTION 5.08. Publicity. Other than the press release to be agreed by Purchaser and TRUSI to be issued following the execution of this Agreement, neither of Purchaser, on the one hand, nor Sellers, on the other hand, will issue or permit any of its respective affiliates to issue any press release, website posting or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, except as may be required by Law or stock exchange rules or regulations (in which case whichever of Purchaser or its affiliates or Sellers or their respective affiliates, as applicable, is required to make the release or statement shall allow the other reasonable time to comment on such release or statement in advance of such issuance); provided, however, that Purchaser, on the one hand, and Sellers, on the other hand, may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated by this Agreement.

SECTION 5.09. Resignations. TRUSI shall cause each director of the Transferred Subsidiary to resign in such capacity (unless Purchaser shall otherwise request in writing), such resignations to be effective as of the Closing.

SECTION 5.10. Use of Retained Names and Marks.

(a) Purchaser hereby acknowledges that Sellers or their respective affiliates (other than the Transferred Subsidiary) own all right, title and interest in and to the Trademarks, Internet domain names, logos and names set forth in Section 5.10(a) of the Seller Disclosure Schedule, together with all abbreviations, variations and acronyms thereof and all Trademarks, Internet domain names, logos, trade names, and company names incorporating or associated with any of the foregoing (collectively, the “Retained Names and Marks”), and that, except as expressly provided in this Section 5.10, any and all right of the Business to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to Sellers and their respective affiliates (other than the Transferred Subsidiary), along with any and all goodwill associated therewith. Purchaser further acknowledges that it has no rights, and is not acquiring any rights, directly or indirectly, through the Transferred Subsidiary or otherwise, to use the Retained Names and Marks, except as expressly provided herein.

(b) Purchaser shall, as soon as practicable after the Closing Date, but in no event later than 15 Business Days after the Closing Date, change the name of the Transferred Subsidiary to a name that does not include any of the Retained Names and Marks.

(c) Purchaser shall, for a period of 60 days after the Closing Date, be entitled to use, solely in connection with the operation of the Business as operated immediately prior to the Closing, all of the Business’ existing stocks of signs, letterheads, invoice, advertisements and promotional materials and all Internet domain names, website content, other internet or electronic communications vehicles, inventory and other documents and materials in existence and used by the Business as of the Closing (collectively, the “Existing Stock”), in each case, containing the Retained Names and Marks, after which period Purchaser shall cause the removal or obliteration of all Retained Names and Marks from such Existing Stock or cease using such Existing Stock. Upon TRUSI’s request, Purchaser shall, and shall cause the Transferred Subsidiary to, promptly execute all assignment, transfer and other documents, and take all steps, in each case, that are necessary or desirable to confirm, effectuate or otherwise evidence Sellers’ and their respective affiliates’ (excluding, after the Closing, the Transferred Subsidiary) rights, title and interests in and to, and control over, the Retained Names and Marks, including the Internet domain names incorporating any Retained Names and Marks.

(d) Except as expressly provided in this Section 5.10, no other right to use the Retained Names and Marks is granted by Sellers or any of their respective affiliates to Purchaser, its affiliates or, after the Closing, the Business, whether by implication or otherwise, and nothing hereunder permits Purchaser, its affiliates or, after the Closing, the Business to use the Retained Names and Marks in any manner, other than in connection with the Existing Stock as set forth in this Section 5.10, or to register or seek to register, or to permit any third party to register or to seek to register, any of the Retained Names and Marks in any jurisdiction. Purchaser shall ensure that all use of the Retained Names and Marks by the Business, after the Closing, as provided in this Section 5.10, shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Business used the Retained Names and Marks prior to the Closing. Any and all goodwill generated by the use of the Retained Names and Marks under this Section 5.10 shall inure solely to the benefit of Sellers and their respective affiliates (other than the Transferred Subsidiary). In any event, Purchaser shall not, and shall cause its affiliates and, after the Closing, the Business not to, use the Retained Names and Marks in any manner that may damage or tarnish the reputation of Sellers or their respective affiliates (other than the Transferred Subsidiary) or the goodwill associated with the Retained Names and Marks.

(e) Purchaser agrees that none of Sellers or their respective affiliates shall have any responsibility for claims by third parties arising out of, or relating to, the use by the Business of any Retained Names and Marks after the Closing. In addition to any and all other available remedies, Purchaser shall defend, indemnify and hold harmless the Seller Indemnitees from and against any and all such claims that may arise out of the use of the Retained Names and Marks (i) by the Business in accordance with the terms and conditions of this Section 5.10, other than such claims that the Retained Names and Marks infringe the Intellectual Property rights of any third party; or (ii) by the Business, Purchaser or any of its affiliates in violation of or outside the scope permitted by this Section 5.10. Notwithstanding anything in this Agreement to the contrary, Purchaser hereby acknowledges and agrees that in the event of any breach or threatened breach of this Section 5.10, Sellers, in addition to any other remedies available to them, (i) shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining Purchaser and any of its affiliates (including, after the Closing, the Business) from any such breach or threatened breach and (ii) shall not be required to provide any bond or other security in connection with any such injunction, order or other relief.

SECTION 5.11. Intellectual Property Transfer.

(a) TRUSI shall cause Thomson Reuters Canada Limited to execute and deliver to Purchaser at the Closing an assignment agreement in the form set forth in Exhibit D hereto (the “Trademark Assignment”), pursuant to which Thomson Reuters Canada Limited shall transfer and assign to the Transferred Subsidiary on or prior to the Closing all right, title, and interest of Thomson Reuters Canada Limited in and to the Trademarks identified in Section 5.11(a) of the Seller Disclosure Schedule.

(b) Within 45 days after the Closing Date, TRUSI shall, and shall cause its affiliates to (as applicable) submit to Purchaser or the applicable domain name registrar, any information required by each applicable Internet domain name registrar for the Registered Domains to (i) establish Purchaser or the Transferred Subsidiary (as designated in writing to the Seller Parties by Purchaser on or before the Closing Date) as the “Owner,” “Administrative Contact”, “Technical Contact” and “Billing Contact” for each such domain name and (ii) change the domain name server information necessary to enable Purchaser to exercise its right, title and interest in and to such Internet domain names consistent with the preceding subsection (b)(i).

(c) TRUSI shall execute and deliver to Purchaser at the Closing an assignment agreement in the form set forth in Exhibit E hereto (the “Copyright Assignment”), pursuant to which TRUSI on behalf of itself and its affiliates shall transfer and assign to the Purchaser all right, title and interest of TRUSI and its affiliates in and to the Scheduled Copyrights, which such transfer, assignment and delivery is made without any representations or warranties of any kind. Notwithstanding anything in this Agreement or in any Ancillary Agreement to the contrary, the Purchaser acknowledges and agrees that no representations or warranties, including any express, statutory or implied representations or warranties, are being made by any of the Sellers or any of their respective affiliates with respect to any of the Scheduled Copyrights.

SECTION 5.12. Seller Guarantees. Purchaser acknowledges that in the course of conduct of the Business, Sellers and their respective affiliates may have entered into various arrangements (i) in which guarantees, letters of credit, bonds or similar arrangements were issued by Sellers or their respective affiliates and (ii) in which Sellers or their respective affiliates are the primary obligors on other Contracts, in any such case to support or facilitate the Business. The arrangements entered into by Sellers and their respective affiliates (other than the Transferred Subsidiary) referred to in the foregoing clauses (i) and (ii), all of which are set forth on Section 5.12 of the Seller Disclosure Schedule, are hereinafter referred to as the “Seller Guarantees”. It is understood that the Seller Guarantees are not intended to continue after the Closing. Purchaser agrees that it shall use its reasonable best efforts to obtain replacement Seller Guarantees, which will be in effect at the Closing or, in the case of Seller Guarantees described in the foregoing clause (ii), will use its reasonable best efforts to arrange for itself or one of its subsidiaries to be substituted as the primary obligor thereon as of the Closing through an assumption, accession, acknowledgement or similar agreement with the beneficiary of the applicable Seller Guarantee; provided, however, that if such replacement or substitution is not practicable after a reasonable period, Purchaser will terminate, if terminable, or not renew such arrangement that is the subject of such guarantee. In the event that Purchaser is unable to satisfy the terms of the immediately preceding sentence, Purchaser shall indemnify the Seller Indemnitees from and against any and all Losses incurred by any of them relating to the Seller Guarantees, and shall not amend, modify or renew any Contract subject to a Seller Guarantee without the consent of TRUSI in its sole discretion.

SECTION 5.13. Supplemental Disclosure. Sellers may, prior to the Closing Date, deliver to Purchaser modifications, changes or updates to the Seller Disclosure Schedule, other than with respect to any Section thereof that does not correspond to Article III hereof, in order to disclose or take into account facts, matters or circumstances which arise or occur between the date of this Agreement and the Closing Date. No updated information provided to Purchaser in accordance with this Section 5.13 shall be deemed to cure any breach of representation, warranty or covenant made in this Agreement, except for breaches of the representation and warranties which would have resulted but for such modifications, changes or updates in the Seller Disclosure Schedule where the underlying matter disclosed arises out of the ordinary course of business or is required, permitted or contemplated by this Agreement, in which case such breach will be deemed to be cured and will not be indemnifiable under Article IX hereof. Notwithstanding the foregoing, no such modification, change or update shall be taken into account in determining whether the conditions to Closing set forth in Section 7.02(a) have been satisfied. If any written update to the Disclosure Schedule is provided to Purchaser fewer than three Business Days prior to the scheduled Closing Date, then Purchaser may elect to defer the Closing Date up to the date that is three Business Days following the date that such update is so provided to provide Purchaser with sufficient time to evaluate such information.

SECTION 5.14. Financing. (a)

(i) Subject to the terms and conditions of this Agreement, Purchaser shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Commitment Letters (subject to and including the market flex provisions (the “Flex Provisions”) in the fee letter related to the Debt Commitment Letter) as promptly as practicable after the date hereof, provided, however, that Purchaser shall have the right to amend or replace the Debt Commitment Letter and any related fee letter from time to time between the date hereof and the Closing to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities as a party thereto or in any other manner; provided, further, however that no such or any amendment or modification may be made to, or any such or any waiver of any provision under, the Commitment Letters shall be effected, if such amendment, modification or waiver (A) with respect to the Commitment Letters, reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Financing available at the Closing (including by increasing the amount of fees to be paid or original issue discount with respect to the Debt Financing, unless the Cash Equity is increased by a corresponding amount) or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provision of the Commitment Letters, in either case, in a manner that would, when taken as a whole, reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date or (y) adversely impact the ability of Purchaser to enforce its rights against other parties to the Commitment Letters or the definitive agreements with respect thereto. Purchaser shall promptly deliver to TRUSI copies of any such amendment, modification or replacement. For purposes of this Agreement, references to “Financing” shall include the financing contemplated by the Commitment Letters as permitted to be amended, modified or replaced by this Section 5.14(a), and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 5.14(a).

(ii) Purchaser shall use its reasonable best efforts (A) to maintain in effect the Commitment Letters, (B) to negotiate and enter into definitive agreements (which with respect to the bridge facility documentation shall not be required until reasonably necessary in connection with the funding of the Financing) with respect to the Debt Commitment Letter on the terms and conditions contained in the Debt Commitment Letter, subject to the Flex Provisions (or on such other terms that would not reasonably be expected to adversely affect the availability (including timing thereof) of the Debt Financing at the Closing), (C) to satisfy (or have waived), on a timely basis all conditions to funding in the Debt Commitment Letter and such definitive agreements with respect thereto and in the Equity Commitment Letter and consummate the Financing and (D) to comply with all of its obligations under the Commitment Letters; provided that nothing contained in this Section 5.14 shall require, and in no event shall the reasonable best efforts of Purchaser be deemed or construed to require Purchaser to, (i) bring any enforcement action, including through litigation, against any Financing Source to enforce its rights under the Debt Commitment Letter or (ii) pay any fees to the Lenders in excess of those contemplated in the Debt Commitment Letter (whether to secure waiver of any conditions contained therein or otherwise); and provided, further, that notwithstanding anything in this Section 5.14 to the contrary, Purchaser may cancel and terminate a portion of the Debt Financing to the extent that Purchaser has completed an offering of debt securities and received net cash proceeds in the amount of such cancelled portion of the Debt Financing (provided that such net cash proceeds may be used in connection with the consummation of the Acquisition without any restriction or condition). Purchaser shall keep TRUSI informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide promptly to TRUSI copies of the material definitive agreements for the Debt Financing. Without limiting the generality of the foregoing, Purchaser shall give TRUSI prompt notice (x) of any material breach or material default by any party to any of the Commitment Letters or definitive agreements related to the Financing of which Purchaser or any of its affiliates become aware and (y) of the receipt of any notice or other communication from any Financing Source with respect to any (1) actual material breach, material default, termination or repudiation by any party to any of the Commitment Letters or definitive agreements related to the Financing or any provisions of the Commitment Letters or definitive agreements related to the Financing or (2) material dispute or material disagreement between or among any parties to any of the Commitment Letters or definitive agreements related to the Financing, in each of clauses (x) and (y) only to the extent such breach, default, dispute or disagreement would reasonably be expected to adversely affect in any material respect the availability (including the timing thereof) of the Financing at Closing; provided that in no event will Purchaser be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Purchaser shall have used its reasonable best efforts to disclose such information in a way that could not waive such privilege. As soon as reasonably practicable, but in any event within two Business Days of the date TRUSI delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by TRUSI relating to any circumstance referred to in clauses (x) or (y) of the immediately preceding sentence. Upon the occurrence of any circumstance as a result of which the Debt Financing would become unavailable or Purchaser becomes aware of any event or circumstance that would reasonably be expected to make the Debt Financing becoming unavailable in the amount required to fund the Required Amount, Purchaser shall use its reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the Acquisition with terms and conditions that are not materially less favorable, in the aggregate, to Purchaser or its affiliates than the terms and conditions set forth in the Debt Commitment Letter (taking into account the Flex Provisions), as applicable, or that would not reasonably be expected to adversely affect the availability (including the timing thereof) of the Debt Financing at Closing, as promptly as reasonably practicable following the occurrence of such event. Purchaser shall deliver to TRUSI true and complete copies of all Contracts or other arrangements pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing. Purchaser acknowledges and agrees that the obtaining of the Financing, or any alternative financing, is not a condition to Closing.

(b) Prior to the Closing, TRUSI shall, and shall cause its affiliates to, use their respective reasonable best efforts to provide or cause to be provided, and to cause their respective Representatives to provide or cause to be provided, to Purchaser, in each case, at Purchaser’s sole expense, all cooperation reasonably requested by Purchaser that is necessary, proper or advisable in connection with the Debt Financing or any part thereof (in each case, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Sellers or any of their respective affiliates (including, prior to the Closing, the Transferred Subsidiary)), including using reasonable best efforts with respect to (i) participation by members of senior management of the Transferred Subsidiary in a reasonable number of meetings, drafting sessions, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assistance by the members of senior management of the Transferred Subsidiary with the preparation of materials for a reasonable number of rating agency presentations, offering documents, business projections, customary private placement memoranda, customary bank information memoranda (as well as a public-side version thereof), prospectuses and similar documents necessary, proper or advisable in connection with the Debt Financing (provided, that any such memoranda or prospectuses need not be issued by any Seller or affiliate thereof, and shall contain disclosure and financial statements with respect to the Business reflecting Purchaser or its affiliates (including, after the Closing, the Transferred Subsidiary) as the obligor), including assistance in the preparation of a business description relating to the Business and the preparation of “Management’s Discussion and Analysis” of the financial statements of the Business to be included in offering documents contemplated by the Debt Financing and reviewing and commenting on the draft business description and, (iii) executing and delivering as of the Closing (it being understood and agreed that only the Transferred Subsidiary shall execute and deliver all of the following) any guarantees, pledge and security documents, other definitive financing documents, certificates, legal opinions or other documents as may be reasonably requested by Purchaser (including a solvency certificate, of the chief financial officer of the Transferred Subsidiary with respect to the solvency matters in the form set forth as an annex to the Debt Commitment Letter) and otherwise facilitating the pledging of collateral (including cooperation in connection with the pay-off of existing indebtedness for borrowed money to the extent contemplated by this Agreement and the release of related Liens and termination of security interests) or as may be required in connection with the replacement or backing of any outstanding letter of credit maintained or provided by the Sellers or their affiliates effective as of the Closing Date, in all cases subject to the occurrence of the Closing, (iv) as promptly as practicable, furnishing to Purchaser and its Debt Financing sources the Required Information, (v) obtaining any necessary and customary accountants’ consents and comfort letters, legal opinions, surveys and title insurance as reasonably requested by Purchaser, (vi) taking all reasonable actions necessary to (A) permit the prospective Financing Sources involved in the Debt Financing to evaluate the Business’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (vii) making senior management of the Transferred Subsidiary reasonably available to use reasonable best efforts to assist Purchaser in Purchaser’s efforts to obtain any necessary rating agencies’ confirmation or approvals for the Debt Financing, (viii) prior to the Closing, causing the Transferred Subsidiary to provide appropriate representations to accountants in connection with the preparation of financial statements and other financial data of the Transferred Subsidiary and requesting accountants’ consents in connection with the use of the Transferred Subsidiary’s financial statements in offering documents, (ix) causing the senior management of the Transferred Subsidiary to use reasonable best efforts to provide reasonable assistance to Purchaser in connection with Purchaser’s preparation of pro forma financial information and financial statements to the extent reasonably required by any Financing Sources to be included in any offering documents (provided that (A) Purchaser shall have provided the Transferred Subsidiary with information relating to the proposed debt and equity capitalization that is required for such pro forma financial information in financial reports and (B) Purchaser shall be solely responsible for timely and accurate provision of any post-Closing pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any pro forma financial information), (x) providing all documentation and other information required by applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act, at least five Business Days prior to the anticipated Closing Date, (xi) taking all corporate actions reasonably requested by Purchaser that are necessary or customary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be available as of the Closing, (xii) obtaining drafts of customary accountants’ comfort letters (and to have such accountants confirm that they are prepared to issue any such comfort letters upon request throughout the Marketing Period) and (xiii) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all Indebtedness contemplated by this Agreement to be paid off, discharged and terminated on the Closing Date; provided, however, that, other than in connection with any representation letters to accountants or other certifications to accountants required to be delivered by officers of the Business in connection with any debt marketing materials as provided above, (i) none of Sellers or any of their respective affiliates (excluding, after the Closing, the Transferred Subsidiary) shall have any obligation or liability under any such agreement, certificate, document or instrument, (ii) no obligation of the Transferred Subsidiary under any such agreement, certificate, document or instrument shall be effective until the Closing, (iii) no Seller or any of their respective affiliates (including, prior to the Closing, the Transferred Subsidiary) will be required to pay any commitment or other fee or incur any extraordinary cost, expense or other liability that is not reimbursed by Purchaser (as set forth below) in connection with the Debt Financing prior to the Closing, and (iv) no person that is a director or officer of any Seller or their respective affiliates (excluding, from and after the Closing, the Transferred Subsidiary) shall be required to take any action in such capacity with respect to the Debt Financing (or any alternative financing). TRUSI shall, and shall cause the Transferred Subsidiary to, use reasonable best efforts to periodically update any Required Information provided by TRUSI or its affiliates to Purchaser as may be necessary so that such Required Information is (i) Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Information” and (iii) would not, after giving effect to such update(s), result in the Marketing Period to cease to be deemed to have commenced. For the avoidance of doubt, Purchaser may, to most effectively access the financing markets, require the cooperation of TRUSI or the Transferred Subsidiary under this Section 5.14(b) at any time, and from time to time and on multiple occasions, between the date hereof and the Closing; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets. Purchaser shall, promptly upon request by TRUSI, reimburse, or cause its affiliates to reimburse, TRUSI for all of Sellers’ and their respective affiliates’ (including, prior to the Closing, the

Transferred Subsidiary’s) reasonable and documented extraordinary out-of-pocket costs and expenses incurred by Sellers and their respective affiliates (including, prior to the Closing, the Transferred Subsidiary) in connection with such cooperation and shall indemnify and hold harmless Sellers, their respective affiliates (including, prior to the Closing, the Transferred Subsidiary) and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively, “Representatives”), in each case, acting on behalf of Sellers or their respective affiliates (including, prior to the Closing, the Transferred Subsidiary) for and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than Losses arising out of its own fraud or willful misconduct). Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 7.02(b) hereof, as applied to the Company’s obligations under this Section 5.14(b), shall be deemed to be satisfied unless the financing contemplated by the Debt Financing Letter has not been obtained as a direct result of TRUSI’s or the Transferred Subsidiary’s failure to undertake reasonable best efforts with respect to its obligations under this Section 5.14(b), taken as a whole. All non-public information regarding Sellers and their respective affiliates (including the Transferred Subsidiary) provided to Purchaser, its affiliates or its Representatives pursuant to this Section 5.14(b) shall be kept confidential by them in accordance with the Confidentiality Agreements, except for disclosure to potential lenders or investors as required in connection with the Financing subject to customary confidentiality provisions.

SECTION 5.15. Insurance. From and after the Closing Date, the Transferred Subsidiary shall cease to be insured by Seller Parties, or their respective affiliates’ insurance policies or by any of their self-insured programs, with respect to events or circumstances relating to the Transferred Subsidiary that occur on or after the Closing Date, other than by any insurance policies acquired directly by and in the name of the Transferred Subsidiary or self-insurance programs of the Transferred Subsidiary directly. With respect to events or circumstances relating to the Transferred Subsidiary that occurred or existed prior to the Closing Date that are covered by Seller Parties’ or their respective affiliates’ (excluding the Transferred Subsidiary’s) occurrence based property and occurrence based third party liability insurance policies and any workers’ compensation insurance policies and/or comparable workers’ compensation self-insurance, state or country programs that apply to the locations at which the Business is operated (hereinafter referred to as the “Parent Insurance”), Purchaser or the Transferred Subsidiary may, during the period of twelve months after the Closing Date, make claims under the Parent Insurance to the extent such coverage and limits are available to the Transferred Subsidiary under the Parent Insurance. Purchaser and the Transferred Subsidiary shall also make claims under all applicable insurance policies or self-insurance programs of Purchaser, its affiliates and/or the Transferred Subsidiary. By making any claims under the Parent Insurance, Purchaser agrees to reimburse, or cause the Transferred Subsidiary to reimburse, Sellers and their respective affiliates for any increased costs incurred by any of Sellers or their respective affiliates as a result of such claims, as such amounts are determined in accordance with those policies and programs generally applicable from time to time to Seller Parties and their respective affiliates; and provided, further, that Purchaser or the Transferred Subsidiary shall exclusively bear (and Sellers and their respective affiliates shall have no obligation to repay or reimburse Purchaser or the Transferred Subsidiary for) the amount of any “deductibles” and/or net retentions (as such amounts are allocated to TRUSI and its affiliates (including the Transferred Subsidiary)) associated with claims under the Parent Insurance and shall be liable for all uninsured or uncovered amounts of such claims. As of the first anniversary of this Agreement, Purchaser and its affiliates (including the Transferred Subsidiary) shall no longer be permitted to make any claims under the Parent Insurance. For the avoidance of doubt, Sellers and their respective affiliates shall retain all rights to control their respective insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of their insurance policies and programs, notwithstanding whether any such policies or programs apply to any liabilities of Purchaser or its affiliates (including the Transferred Subsidiary). Notwithstanding anything to the contrary contained in this Agreement, neither Purchaser nor any of its affiliates (including the Transferred Subsidiary) shall make any claims under any other insurance policies (including any claims-made insurance policies) or any other self-insured programs of Sellers or their respective affiliates. To the extent a claim is paid under an insurance policy or self-insured program of any of Sellers or their respective affiliates (other than the Transferred Subsidiary) pursuant to this Section 5.15, none of the Purchaser Indemnitees shall be indemnified pursuant to Article IX hereof.

SECTION 5.16. Privileged Matters. Purchaser, on the one hand, and Sellers, on the other hand, acknowledge and agree that the information relating to or arising out of the legal advice or services that have been or will be provided prior to the Closing Date for the benefit of both (a) Sellers and their respective affiliates (other than the Transferred Subsidiary) and (b) the Transferred Subsidiary, shall be subject to a shared privilege between Sellers and their respective affiliates, on the one hand, and the Transferred Subsidiary, on the other hand, and Sellers and their respective affiliates and the Transferred Subsidiary shall have equal right to assert all such shared privileges in connection with privileged information under any Law and no such shared privilege may be waived by (i) any of Sellers or their respective affiliates without the prior written consent of Purchaser or (ii) by the Transferred Subsidiary, Purchaser or any of their respective affiliates without the prior written consent of TRUSI; provided, however, that any information relating to or arising out of any legal advice or services provided, whether before, on or after the Closing Date, with respect to any matter for which the Indemnifying Party has an indemnification obligation hereunder, shall be subject to the sole and separate privilege of the Indemnifying Party, and the Indemnifying Party shall be entitled to control the assertion or waiver of all such separate privileges under any applicable Law in connection with any privileged information, whether or not such information is in the possession of or under the control of any of the Indemnified Parties.

SECTION 5.17. Repayment of Indebtedness. TRUSI shall cause the Business, at the Closing, to have no indebtedness for borrowed money or any guarantees therefor, except as set forth in Section 5.17 of the Seller Disclosure Schedule.

SECTION 5.18. Indemnification.

(a) Purchaser, on the one hand, and Seller Parties, on the other hand, agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, existing as of the date of this Agreement in favor of the current or former directors or officers, in their capacities as directors or officers, as the case may be, of the Transferred Subsidiary as provided in the organizational documents of the Transferred Subsidiary or in any agreement with the Transferred Subsidiary as in effect on the date hereof shall survive the Closing and shall continue in full force and effect to the extent provided in the following sentence; provided that the obligations of Purchaser under this Section 5.18(a) shall not apply to any claims made by TRUSI and its affiliates against such current or former directors or officers of the Transferred Subsidiary.

(b) Purchaser shall cause the Transferred Subsidiary to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the organizational documents of the Transferred Subsidiary or in any indemnification agreements of the Transferred Subsidiary with any of the respective current or former directors or officers of the Transferred Subsidiary, in each case in effect as of the date hereof, for acts or omissions in their capacities as such occurring on or prior to the Closing; provided that the obligations of Purchaser under this Section 5.18(b) shall not apply to any claims made by TRUSI and its affiliates against such current or former directors or officers of the Transferred Subsidiary.

(c) In the event the Transferred Subsidiary or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Transferred Subsidiary shall assume all of the obligations set forth in this Section 5.18.

SECTION 5.19. Further Action. On the terms and subject to the conditions of this Agreement, each party will use their respective commercially reasonable efforts to take or cause to be taken in an expeditious manner all actions and to do or cause to be done all things necessary or appropriate to satisfy the conditions to the Closing, to consummate the transactions contemplated hereby and to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing, including by forming or causing to be formed a duly organized and validly existing affiliate of Purchaser in good standing in any jurisdiction where such affiliate is required under the Law of such jurisdiction to be its designee to purchase any of the Transferred Assets and utilizing such affiliate for such purpose (and, to the extent requested by TRUSI, entering into local sales agreements consistent with the terms of this Agreement if required or advisable under the laws of any foreign jurisdictions).

SECTION 5.20. Covenant Not to Sue. Purchaser hereby covenants not to, and shall cause (as evidenced in a writing by its affiliates and by the Transferred Subsidiary and its affiliates delivered at the Closing, which writing shall become effective as of the Closing) its affiliates and the Transferred Subsidiary and its affiliates not to, institute or pursue or threaten to institute or pursue, directly or indirectly, any Proceeding against TRUSI or any of its affiliates or any other person on the basis of a claim that the conduct of any business of TRUSI or any of its affiliates (including, by way of example and not by way of limitation, the making, having made, selling, offering for sale, use, licensing, leasing, importing or other exploitation or disposition of any products) to the extent not constituting a Competitive Activity (subject to Section 5.06(b) hereof), directly or indirectly infringes any CNS Intellectual Property. For purposes of this Section 5.20, “CNS Intellectual Property” means (x) all Patents owned (in whole or in part) by the Transferred Subsidiary as of the Closing, and all other Patents included in the Transferred

Intellectual Property, and (y) all Patents owned (in whole or in part) at any time by Purchaser, the Transferred Subsidiary or any of their respective affiliates after the Closing issuing from any of the Patents described in the preceding subclause (x) or that claim priority from or to, or the benefit of, or subject matter disclosed in, any of the Patents described in the preceding subclause (x), and (z) all counterparts (foreign or otherwise) of any of the Patents described in the preceding subclauses (x) or (y). Purchaser acknowledges and agrees, and shall cause its affiliates and the Transferred Subsidiary and its affiliates to acknowledge and agree, that this Section 5.20 shall be binding upon any exclusive licensee, assignee or any other successor-in-interest of any of the CNS Intellectual Property and that no right, title or interest in or to any of the CNS Intellectual Property shall be transferred, assigned or otherwise granted to any person unless such person agrees in writing to be bound by the obligations of this Section 5.20.

SECTION 5.21. Technology Transfer. TRUSI shall cause Thomson Reuters Applications Inc., a Delaware corporation, to, transfer, assign and deliver to the Transferred Subsidiary prior to the Closing the assets set forth in Section 5.21 of the Seller Disclosure Schedule. For purposes of Article III hereof, the representations and warranties of Sellers shall be deemed to be made as though the assets set forth in Section 5.21 of the Seller Disclosure Schedule were transferred as of the date of this Agreement in accordance with this Section 5.21.

SECTION 5.22. Further Assurances. At any time and from time to time following the Closing, as and when reasonably requested by either party hereto and at such requesting party’s expense, each party hereto shall as promptly as reasonably practicable execute and deliver, or caused to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further or other actions as are reasonably necessary or desirable to confirm, effectuate or otherwise evidence the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, (i) to the extent that Seller Parties discover or Purchaser discovers following the Closing that any Transferred Asset that was required to be transferred pursuant to this Agreement was not transferred at the Closing, Seller Parties shall as promptly as reasonably practicable assign and transfer, or cause to be promptly assigned and transferred, to Purchaser all right, title and interest in, to and under such Transferred Asset, and (ii) to the extent that Seller Parties discover following the Closing any Further Assurance Registered Copyright, Seller Parties shall as promptly as reasonably practicable, assign, transfer and quit claim, or cause to be assigned, transferred and quit claimed, in each case, without any representations or warranties of any kind, all rights, title and interests of Seller Parties and its Closing Date Affiliates, in, to and under, such Further Assurance Registered Copyright; provided, however, that the obligation in this subclause (ii) shall not apply with respect to any Further Assurance Registered Copyright that has been assigned, transferred, licensed or is available to, or is available for use by or for the benefit of, Purchaser or the Transferred Subsidiary, or any of their respective affiliates, on or after the Closing, pursuant to any Ancillary Agreement or otherwise, or that is otherwise the subject of a covenant not to sue or a covenant not to assert or other similar provision for the benefit of Purchaser, the Transferred Subsidiary or any of their respective affiliates. For purposes of this Agreement, a “Further Assurance Registered Copyright” shall mean any Copyright registered with the United States Copyright Office by TRUSI or its Closing Date Affiliates that was (x) owned and so registered by TRUSI or its Closing Date Affiliate prior to the date hereof and remains owned by TRUSI or its Closing Date Affiliate, (y) was used primarily in the Business immediately prior to the date hereof, and (z) not otherwise included in the Scheduled Copyrights or the Transferred Intellectual Property. Any such transfer, assignment and quit claim for any Further Assurance Registered Copyright shall be substantially in the form of the Copyright Assignment set forth in Exhibit C hereto.

ARTICLE VI

EMPLOYMENT MATTERS

SECTION 6.01. Offers of Employment.

(a) Prior to the Closing Date, Sellers shall cause each Employee who works within the United States who is employed by the Transferred Subsidiary but who is on long-term disability leave, short-term disability leave or any other leave of absence to be transferred from the Transferred Subsidiary, and become an employee of an entity other than the Transferred Subsidiary (such Employees, the “On Leave Transferred Subsidiary Employees” and together with any Employee who is not employed by the Transferred Subsidiary but who is on long-term disability leave, short-term disability leave or any other leave of absence, the “On Leave Employees”). Purchaser shall cause the Transferred Subsidiary to continue the employment of each person who is an Employee of the Transferred Subsidiary immediately prior to the Closing (a “Transferred Subsidiary Employee”) immediately following the Closing in a position comparable to such Employee’s position immediately prior to the Closing (including level of responsibility, authority and location) on the terms set forth in this Article VI. In addition, Purchaser shall offer employment with Purchaser or one of its affiliates to any On Leave Employee who, as of the Closing, is on short-term disability or other leave of absence, commencing on such date as the On Leave Employee’s short-term disability or other leave of absence ends to the extent such short-term disability or other leave of absence ends within six months after the Closing Date, in a position that is comparable to such On Leave Employee’s position immediately prior to the Closing (including level of responsibility, authority and location) on the terms set forth in this Article VI. Each On Leave Employee hired by Purchaser or one of its affiliates under the preceding sentence shall be referred to as a “Delayed Employee”. A Delayed Employee shall become a Transferred Employee (as defined in Section 6.01(b) hereof) as of the commencement of such Delayed Employee’s employment with Purchaser or one of its affiliates. Throughout this Agreement, all references to events that take place with respect to Transferred Subsidiary Employees as of the Closing or the Closing Date shall take place with respect to any Delayed Employee as of such Delayed Employee’s commencement of employment with Purchaser or one of its affiliates.

(b) Prior to the Closing (or 10 days prior to the Later Transfer Date with respect to the India Services Employees, each as defined below), Purchaser or one of its affiliates shall offer employment with Purchaser or one of its affiliates to, or (where applicable) shall acknowledge the automatic transfer by Law to Purchaser or one of its affiliates of the employment of, each individual who is an Employee immediately prior to Closing (or with respect to the India Services Employees, each individual who is an Employee immediately prior to the Later Transfer Date), other than Transferred Subsidiary Employees and On Leave Employees (the “Asset Employees”), commencing as of the Closing (or at a later date, with respect to certain Asset Employees located in India described in the Form of Transition Services

Agreement and the Services Agreement (the “India Services Employees”), such later date being the date of the expiration of the Services Agreement (the “Later Transfer Date”)), in a position that is comparable to such Employee’s position immediately prior to the Closing (or with respect to the India Services Employees, immediately prior to the Later Transfer Date) (including level of responsibility, authority and location) on the terms set forth in this Article VI. The Asset Employees who accept such offers of employment and are so hired by Purchaser or one of Purchaser’s affiliates, including the India Services Employees (hired on the Later Transfer Date by Purchaser or one of Purchaser’s affiliates), shall be referred to as “Transferred Asset Employees”. Nothing herein shall be construed as a representation or guarantee by any Seller or any of their respective affiliates that some or all of the Asset Employees will accept the offer of employment from Purchaser or one of Purchaser’s affiliates or will continue in employment with Purchaser or one of Purchaser’s affiliates following the Closing; provided, however, that Sellers agree that (i) they will use commercially reasonable efforts to facilitate and to not discourage acceptance of such offers of employment and continued employment with Purchaser or one of Purchaser’s affiliates and (ii)they will terminate the employment of, and not rehire within six months following the Closing Date, any Asset Employees who do not accept such offers of employment. Sellers shall not enforce against any Transferred Asset Employee any confidentiality, non-compete, non-solicit or similar contractual obligations or otherwise assert with respect to any such employer any claims that would otherwise prohibit or place conditions on any Transferred Asset Employee’s acceptance of an offer of employment by Purchaser or its applicable affiliate. Each individual who is a Transferred Asset Employee and each Employee who is a Transferred Subsidiary Employee is referred to herein as a “Transferred Employee” (for the avoidance of doubt, Delayed Employees and Indian Services Employees shall become Transferred Employees as of the commencement of such employees employment with Purchaser or one of its affiliates). Throughout this Agreement, all references to events that take place with respect to Transferred Asset Employees as of the Closing or the Closing Date shall take place with respect to any India Services Employee as of the Later Transfer Date and, except as set forth in the Services Agreement, any obligations of Purchaser or Purchaser’s affiliates with respect to the India Services Employees shall not commence until the Later Transfer Date.

SECTION 6.02. Terms of Employment. (a) During the period that begins as of the Closing Date and continues through December 31 of the year in which the Closing Date occurs (the “Continuation Period”). Purchaser or one of Purchaser’s affiliates shall provide to each Transferred Employee a base salary or hourly wage that is not less than such Transferred Employee’s base salary or hourly wage in effect immediately prior to the Closing (or, in the case of a Transferred Employee on short-term disability or other leave of absence immediately prior to the Closing, the base salary or hourly wage in effect immediately prior to such leave or such higher rate as required under Law).

(b) If the Closing Date occurs prior to December 31, 2012, Purchaser or one of Purchaser’s affiliates shall maintain commission, incentive and bonus compensation plans with respect to 2012 substantially similar to the existing plans set forth in Section 6.02(b) of the Seller Disclosure Schedule (the “Bonus Plans”), and maintain such plans through December 31, 2012 for the benefit of the Transferred Employees, paying all 2012 bonuses, incentives and commissions earned pursuant to such plans; provided that, the total amount of bonuses paid by Purchaser for 2012 shall not be less than the amount reflected therefor in the Working Capital Statement.

(c) Except as specifically provided in this Article VI, Purchaser and Purchaser’s affiliates shall assume, and be responsible for, all obligations, liabilities and commitments with respect to employment, employee benefits and related matters: (i) with respect to all Transferred Subsidiary Employees that are payable from and after the Closing, regardless of whether such obligations, liabilities and commitments arise before, on or after the Closing Date, and (ii) with respect to all Transferred Asset Employees that are payable from and after the Closing, to the extent such obligations, liabilities and commitments arise after the Closing Date (including contributions under the Employees’ Provident Fund and Miscellaneous Provisions Act, 1952 of India and Employee State Insurance Act, 1948 of India with respect to the India Services Employees that are related to the period commencing after the Later Transfer Date, except as set forth in the Services Agreement) or to the extent required by applicable Law. Purchaser does not assume, and shall have no responsibility for, any obligations, liabilities and commitments for (i) awards of equity or equity based compensation granted to Transferred Employees prior to the Closing, (ii) benefits accrued under the Seller DB Plan prior to the Closing, (iii) post-retirement medical benefits, if any, under the Employee Benefit Plans in which Transferred Subsidiary Employees participate, (iv) obligations under the Employee Benefit Plans, except as specifically provided in this Article VI, and (v) compensation accrued with respect to any period prior to the Closing, including under any nonqualified deferred compensation plan maintained by any Seller or any of their respective affiliates. For the avoidance of doubt, the Seller and the Seller’s Health Plans shall be responsible for all claims covered under such plans to the extent incurred by or on behalf of a Transferred Employee prior to the Closing Date. For purposes of the foregoing sentence, a claim is incurred when the medical, dental, prescription drug or other health benefit is rendered or performed.

(d) Purchaser or one of its affiliates shall assume all obligations that arise following the Closing of Sellers and any of their respective affiliates with respect to the Transferred Asset Employees under a collective bargaining, works council or other similar agreement disclosed in Section 3.14 of the Seller Disclosure Schedule.

SECTION 6.03. Defined Benefit Plan. No assets or liabilities with respect to the Transferred Employees shall be transferred as a result of this Agreement from the Seller DB Plan (or any similar plan or arrangement of Sellers or any of their respective affiliates, including any Non-U.S. Employee Benefit Plan and any nonqualified plans) to any plan or arrangement established by Purchaser or any of Purchaser’s affiliates, and, as of the Closing, no Transferred Employees shall accrue additional benefits under the Seller DB Plan or any similar plan or arrangement of Sellers or any of their respective affiliates (to the extent such accruals have not already ceased). Benefits accrued by the Transferred Employees under the Seller DB Plan (or any similar plan or arrangement of Sellers or any of their respective affiliates, including any Non-U.S. Employee Benefit Plan and any nonqualified plans) through the Closing shall be fully vested as of the Closing and shall be payable to such Transferred Employees pursuant to the terms of, and at the time and in the amounts provided under, the Seller DB Plan (or any similar plan or arrangement of Sellers or any of their respective affiliates, including any Non-U.S. Employee Benefit Plan and any nonqualified plans), as may be amended from time to time.

SECTION 6.04. 401(k) Plan. (a) During the Continuation Period, Purchaser or one of Purchaser’s affiliates shall maintain or cause to be maintained a defined contribution plan that (i) meets the requirements of Section 401(a) of the Code, (ii) includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code and (iii) has terms and conditions (including those related to employer matching contributions and vesting) that are at least as generous as the Seller 401(k) Plan immediately prior to the Closing (such plan being referred to as the “Purchaser 401(k) Plan”); provided, however, that the Purchaser 401(k) Plan shall not be required to offer an investment option in common shares of Thomson Reuters Corporation. As soon as reasonably practicable following the Closing, all Transferred Employees who were eligible to participate in the Seller 401(k) Plan immediately prior to the Closing shall be eligible to participate in the Purchaser 401(k) Plan. TRUSI shall cause, as of the Closing Date, all accrued benefits of all Transferred Employees under the Seller 401(k) Plan to be fully vested.

(b) Under the terms of the Seller 401(k) Plan, each Transferred Employee who has an account under the Seller 401(k) Plan shall be eligible to receive an immediate distribution from such Seller 401(k) Plan following the Closing. The Purchaser 401(k) Plan shall accept (and shall be amended, prior to the Closing, to the extent necessary to accept) the rollover of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from the Seller 401(k) Plan, including plan loans.

SECTION 6.05. Health and Welfare Benefit Plans. (a) During the Continuation Period, Purchaser or one of Purchaser’s affiliates shall maintain or cause to be maintained benefit plans to provide medical care, dental care and vision care for the Transferred Employees (collectively, the “Purchaser Health Plans”) on terms and conditions that are, in the aggregate, generally comparable to the terms and conditions of the medical, dental, and vision plans listed on Section 6.05(a) of the Seller Disclosure Schedule (excluding post retirement welfare benefit plans, if any) (the “Seller Health Plans”); provided, however, that (1) Purchaser shall not be obligated to provide the same breadth of options that are provided under the Seller Health Plans and (2) the Purchaser Health Plans shall have an aggregate cost per employee to Purchaser that is comparable to the aggregate cost per employee to Sellers under the Seller Health Plans. Purchaser or one of Purchaser’s affiliates shall use reasonable best efforts to ensure that no waiting period or exclusion from coverage of any pre-existing medical condition shall apply to the participation of any Transferred Employee (or dependent thereof) in the Purchaser Health Plans, and all payments, charges and expenses of such Transferred Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the Seller Health Plans during the plan year in which the Closing occurs shall be credited toward any deductible and out-of-pocket maximum applicable under the Purchaser Health Plans for the plan year in which the Closing occurs to the extent Sellers provide to Purchaser such information in a format acceptable to the carriers of the Purchaser Health Plans. In addition, to the extent that any Transferred Employee (or dependent thereof) has begun a course of treatment with a physician or other service provider who is considered “in-network” under any Seller Health Plan and such course of treatment is not completed prior to the Closing, Purchaser shall use its commercially reasonable efforts to arrange for transition care, whereby such Transferred Employee (or dependent thereof) may complete the applicable course of treatment with the pre-Closing physician or other service provider at “in-network” rates. By way of example, the transition of care described in the preceding sentence shall cover chemotherapy, orthodontia, and pregnancy-related office visits through birth.

(b) During the Continuation Period, Purchaser or one of Purchaser’s affiliates shall provide each Transferred Employee with coverage and benefits pursuant to welfare benefit plans (other than the Purchaser Health Plans), programs, policies, and arrangements maintained by Purchaser or one of Purchaser’s affiliates (collectively, the “Purchaser Welfare Benefit Plans”) that are, in the aggregate, generally comparable to the benefits provided by Sellers or the Transferred Subsidiary to such Transferred Employees immediately prior to the Closing under the plans, programs, policies and arrangements set forth in Section 6.05(b) of the Seller Disclosure Schedule (collectively, the “Seller Welfare Benefit Plans”); provided, however, that (1) Purchaser shall not be obligated to provide the same breadth of options that are provided under the Seller Welfare Benefit Plans and (2) the Purchaser Welfare Benefit Plans shall have an aggregate cost per employee to Purchaser that is comparable to the aggregate cost per employee to Sellers under the Seller Welfare Benefit Plans.

(c) Effective as of the Closing (or as of such Delayed Employee’s or India Services Employee’s commencement of employment with Purchaser or one of its affiliates), Transferred Employees shall cease to be eligible to participate in the Seller Health Plans and the Seller Welfare Benefit Plans and shall be eligible to commence participation in Purchaser Health Plans and Purchaser Welfare Benefit Plans (collectively, the “Purchaser H&W Plans”) in accordance with, and subject to, the membership, eligibility and coverage requirements thereof (which shall conform to the requirements of this Article VI, including paragraphs (a) and (b) above, and Section 6.06 hereof). Effective as of the Closing, Purchaser and Purchaser’s affiliates shall be responsible under the Purchaser H&W Plans for all claims incurred by or on behalf of the Transferred Employees after the Closing Date.

SECTION 6.06. Credit for Service with Seller. Where applicable, and automatically applicable if required by Law, Purchaser and Purchaser’s affiliates shall credit each Transferred Employee’s length of service with Sellers and their respective affiliates for eligibility and vesting and calculating entitlement to vacation days, sick days and severance payments, but not for purposes of benefit accrual under any plan or vesting under any equity incentive plan of Purchaser or one of Purchaser’s affiliates to the same extent such service was recognized under the plan, program, policy or arrangement of Sellers or any of their respective affiliates (including the severance arrangement described in Section 6.09 of the Seller Disclosure Schedule) that most closely resembles that to be offered by Purchaser or one of Purchaser’s affiliates, to the extent such recognition will not result in any duplication of benefits.

SECTION 6.07. COBRA and HIPAA. Sellers shall be solely responsible for compliance with the requirements of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, the Health Insurance Portability and Accountability Act of 1996, Sections 601 et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar Laws (including the provisions of continuation coverage) with respect to any Employee (and his or her respective spouse and dependents) who does not receive an offer of employment by Purchaser or one of Purchaser’s affiliates on terms that are consistent with Article VI or receives such an offer of employment but rejects such offer.

SECTION 6.08. Workers’ Compensation. Effective as of the Closing, Purchaser and Purchaser’s affiliates shall be responsible for all workers’ compensation benefits payable to or on behalf of the Transferred Employees, except that Sellers and their respective affiliates shall be responsible for all workers’ compensation benefits payable under the terms and conditions of the workers’ compensation programs maintained by Sellers and their respective affiliates for claims by or on behalf of Transferred Asset Employees relating to events occurring prior to the Closing Date (regardless of when the claims for such events are made) to the extent such claims are not reflected on the Working Capital Statement.

SECTION 6.09. Severance Liability. If the employment of a Transferred Employee (who is not a party to a Retention Agreement) is terminated by Purchaser or one of Purchaser’s affiliates for a reason other than Cause before the end of the Continuation Period, Purchaser or one of Purchaser’s affiliates shall, subject to such Transferred Employees execution and non-revocation of a valid release (including a release of claims against Sellers and their respective affiliates), pay severance benefits to such Transferred Employee as described in Section 6.09 of the Seller Disclosure Schedule. For the avoidance of doubt, Purchaser shall not be liable for, and Sellers shall maintain all liability for, any severance (a) of any Employee whose employment terminated prior to the Closing Date and (b) which arises out of or results from any termination of employment of any Employee who receives an employment offer consistent with this Article VI but rejects such offer. For purposes of this Section 6.09, “Cause” shall mean misconduct, conviction of a felony, conviction of any crime or material dishonesty, breach of trust, or unethical business practice involving the Business, or unsatisfactory performance or failure to perform duties as reasonably required by Purchaser or one of Purchaser’s affiliates, the occurrence of which shall be determined by Purchaser or an affiliate of Purchaser.

SECTION 6.10. Earned Vacation. Following the Closing, Purchaser will honor, as to each Transferred Employee all accrued and unpaid hours of vacation, personal hours or days earned and sick leave applicable to such Transferred Employee as of the Closing relating to the period prior to the Closing, to the extent reflected in the Working Capital Statement and as set forth in Section 6.10 of the Seller Disclosure Schedule or as required by applicable Law.

SECTION 6.11. Administration, Employee Communications, Cooperation. Following the date of this Agreement, TRUSI (and its affiliates) shall, and Purchaser (and its affiliates) shall, reasonably cooperate and use good faith efforts in all matters reasonably necessary to effect the transactions contemplated by this Article VI, including exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by Law), making any and all required filings and notices, making any and all required communications with Transferred Employees and obtaining any governmental approvals required hereunder.

SECTION 6.12. WARN Act. If, on or before the Closing Date, Sellers provide to Purchaser the number of employees located at each site owned or leased by any Seller in the United States where Employees are anticipated to be located after the Closing, who have experienced, or will experience, an employment loss or layoff (as defined in the WARN Act or any comparable state Law) within 90 days prior to the Closing Date, along with the date of the employment loss or layoff, then Purchaser and Purchaser’s affiliates agree to provide any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar Law, and to otherwise comply with the WARN Act and any such other similar Law with respect to any “plant closing” or “mass layoff (as defined in the WARN Act) or group termination or similar event which arises out of or result from any termination of employment after the Closing of any Transferred Employees by Purchaser or one of Purchaser’s affiliates (including as a result of the consummation of transactions contemplated by this Agreement) and occurring from and after the Closing. Neither Purchaser nor any of Purchaser’s affiliates shall take any action on or after the Closing Date that would cause any termination of employment of any Employees by Sellers or their respective affiliates occurring prior to the Closing to constitute a “plant closing,” “mass layoff or group termination or similar event under the WARN Act or any similar federal, state, local or foreign law or regulation, or to create any liability or penalty to Sellers or any of their respective affiliates for any employment terminations under Law. Sellers shall notify Purchaser of any layoffs of any Employees that occur during the 90- day period prior to the Closing.

SECTION 6.13. Retention Plans. Thomson Reuters has entered into change of control agreements with certain employees pursuant to the retention letters delivered in 2011, as amended, and 2012 by Thomson Reuters to certain Employees, the names of each of whom are set forth in Section 6.13 of the Seller Disclosure Schedule (the “Retention Agreements”). Thomson Reuters retains all obligations, liabilities and commitments with respect to the Retention Agreements; however, Purchaser shall assist Sellers and their respective affiliates by making any payments required to be made after the Closing Date pursuant to the Retention Agreements, if TRUSI (i) notifies Purchaser in advance of when such payments are to be made and (ii) within 10 days prior to the date such payments are due, pays to Purchaser, or any Purchaser affiliate designated by Purchaser, an amount in cash equal to the payments required to be made pursuant to the Retention Agreements (including the employer portion of payroll, federal unemployment, social security, Medicare and state employment Taxes due with respect to such amounts). Purchaser shall promptly provide confirmation to TRUSI that such payments have been made by Purchaser upon request by TRUSI.

SECTION 6.14. Non-U.S. Employees. Sellers and Purchaser shall, prior to and following the Closing, cooperate in good faith and shall take such reasonable actions as may be necessary or appropriate to comply with the requirements of any transfer regulations, works council requirements or other labor or employment rules or regulations (the “Transfer Regulations”) that affect or may affect any of the Transferred Asset Employees (including the India Services Employees) as a result of the transactions contemplated by this Agreement. Except as required by applicable Law, Sellers shall retain all obligations, liabilities and commitments under the Transfer Regulations that arise out of or relate to the period prior to and including the Closing Date and Purchaser shall be responsible for all obligations, liabilities and commitments under the Transfer Regulations that arise out of or relate to the period after the Closing Date (or, with respect to the India Services Employees, the Later Transfer Date or the date set forth in the Services Agreement).

SECTION 6.15. No Third Party Beneficiaries. The provisions in this Article VI are solely for the benefit of the parties hereto and no current or former Employee or any other individual associated therewith or any collective bargaining representative thereof shall be regarded for any purpose as a third party beneficiary of this Article VI and nothing herein shall be construed as an amendment to any Employee Benefit Plan for any purpose or is intended to prevent or limit in any way the Purchaser, after the Closing Date, from terminating any Transferred Employee.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.01. Conditions to Each Party’s Obligation. The obligations of Purchaser and Sellers to consummate the Closing are subject to the satisfaction (or waiver by Purchaser and TRUSI) at or prior to the Closing of the following conditions:

(a) Governmental Approvals. Any waiting period under the HSR Act or under any applicable Foreign Merger Control Law shall have expired or been terminated and any approvals required under any applicable Foreign Merger Control Law shall have been obtained.

(b) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or enforced any Law or preliminary or permanent injunction or Judgment which is in effect and which prohibits, enjoins or otherwise restrains the purchase of any portion of the Transferred Assets, or the assumption of any portion of the Assumed Liabilities, in each case that is material, individually or in the aggregate, to the Business, or the purchase of the Transferred Shares.

SECTION 7.02. Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The (i) Specified Representations shall be true and correct in all respects on the date hereof and on the Closing Date (other than such failures to be true and correct that are de minimis relative to the Specified Representation(s) as a whole) (except, in each case, to the extent that such Specified Representation speaks only as of a particular date, in which case such Specified Representation shall be true and correct in all respects as of such particular date (other than such failures to be true and correct that are de minimis relative to the Specified Representation(s) as a whole)), and (ii) representations and warranties of Sellers set forth in this Agreement (other than the Specified Representations) shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers contained therein) on the date hereof and on the Closing Date (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of any of such representations and warranties of Sellers to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Purchaser shall have received a certificate signed by an authorized officer of TRUSI with the title of Vice President or higher at Thomson Reuters as to the satisfaction of the foregoing condition.

(b) Performance of Obligations of Sellers. Seller Parties shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by them by the time of the Closing. Purchaser shall have received a certificate signed by an authorized officer of TRUSI with the title of Vice President or higher at Thomson Reuters as to the satisfaction of the foregoing condition.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been a Material Adverse Effect.

SECTION 7.03. Conditions to Obligation of Sellers. The obligation of Sellers to consummate the Closing is subject to the satisfaction (or waiver by TRUSI) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct (without giving effect to any “materiality” or “Purchaser Material Adverse Effect” qualifiers contained therein) on the date hereof and on the Closing Date (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of any of such representations and warranties of Purchaser to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. TRUSI shall have received a certificate signed by an authorized senior officer of Purchaser as to the satisfaction of the foregoing condition.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing. TRUSI shall have received a certificate signed by an authorized senior officer of Purchaser as to the satisfaction of the foregoing condition.

SECTION 7.04. Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor Sellers, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s or its respective affiliates’ failure to act in good faith or to comply with its agreements set forth herein.

ARTICLE VIII

TERMINATION

SECTION 8.01. Termination. This Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of TRUSI and Purchaser; or

(b) by either TRUSI or Purchaser:

(i) if consummation of the transactions contemplated hereby would violate any non-appealable final Judgment of any Governmental Entity having competent jurisdiction; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement has been the substantial cause of the issuance of such non-appealable final order, decree or judgment; or

(ii) if the Closing does not occur on or prior to October 23, 2012 (the “End Date”) provided, however, that (A) the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement, including the obligations of Purchaser under Section 5.04 hereof, has been the substantial cause of the failure of the Closing not to have occurred on or before the End Date and (B) Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) (1) during the pendency of any proceeding brought by any Seller Party prior to the End Date for specific performance of this Agreement or any Commitment Letter, so long as the TRUSI stood ready, willing and able to consummate the Acquisition during the period of such proceeding, or (2) at any time TRUSI may terminate this Agreement pursuant to Section 8.01(d)(ii) hereof (without regard to the period specified in clause (C) of Section 8.01(d)(ii) hereof) and (C) TRUSI shall not have the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) during the pendency of any proceeding brought by Purchaser prior to the End Date for specific performance of this Agreement; or

(c) by Purchaser if Sellers shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 7.01 or 7.02 hereof and (B) cannot be cured by Sellers by the End Date, or if capable of being cured, shall not have been cured by the earlier of (1) the 20th day following receipt by TRUSI of written notice of such breach or failure to perform from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 8.01(c) and the basis for such termination and (2) the End Date; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if Purchaser is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Sections 7.01 and 7.03 hereof not being satisfied (other than those conditions that (1) by their terms are to be satisfied at the Closing or (2) the failure of which to be satisfied is attributable primarily to a breach by Sellers of their representations, warranties, covenants and agreements contained in this Agreement); or

(d) by TRUSI:

(i) if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 7.01 or 7.03 hereof and (B) cannot be cured by Purchaser by the End Date, or if capable of being cured, shall not have been cured by the earlier of (1) the 20th day following receipt by Purchaser of written notice of such breach or failure to perform from TRUSI stating TRUSI’s intention to terminate this Agreement pursuant to this Section 8.01(d)(i) and the basis for such termination and (2) the End Date; provided, however, that TRUSI shall not have the right to terminate this

Agreement pursuant to this Section 8.01(d)(i) if TRUSI is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Sections 7.01 and 7.02 hereof not being satisfied (other than those conditions that (1) by their terms are to be satisfied at the Closing or (2) the failure of which to be satisfied is attributable primarily to a breach by Purchaser of its respective representations, warranties, covenants and agreements contained in this Agreement); or

(ii) if (A) all of the conditions set forth in Sections 7.01 and 7.02 hereof have been and remain satisfied (other than those conditions that (1) by their terms are to be satisfied at the Closing or (2) the failure of which to be satisfied is attributable primarily to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement), (B) TRUSI has irrevocably confirmed by notice to Purchaser delivered on or after the second Business Day following the final day of the Marketing Period that all conditions set forth in Section 7.03 hereof have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.03 hereof and (C) the Acquisition shall not have been consummated within two Business Days after delivery of such notice, and TRUSI stood ready, willing and able to consummate the Acquisition during such period.

SECTION 8.02. Effect of Termination.

(a) In the event of termination by TRUSI or Purchaser pursuant to Section 8.01 hereof, written notice thereof shall forthwith be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no further force and effect (other than the provisions of Section 5.03(a) hereof (Confidentiality), Section 5.08 hereof (Publicity), the expense reimbursement and indemnification provisions of Section 5.14(b) hereof, this Article VIII hereof (Termination), Section 11.02 hereof (No Third Party Beneficiaries), Section 11.03 hereof (Expenses), Section 11.04 hereof (Notices), Section 11.05 hereof (Interpretation; Certain Definitions), Section 11.06 hereof (Limitations on Damages), Section 11.10 hereof (Governing Law), Section 11.11 hereof (Jurisdiction), Section 11.12 hereof (Service of Process), Section 11.13 hereof (Waiver of Jury Trial) and the Limited Guarantee, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Purchaser or Sellers or their respective affiliates or Representatives, except (i) as liability may exist pursuant to the sections specified in this Section 8.02 that survive such termination and (ii) that no such termination shall relieve any party from any liability to pay the fees, expenses and other amounts set forth in Section 8.03 hereof or Section 11.15 hereof, if and when due in accordance with the provisions thereof.

(b) If the transactions contemplated by this Agreement are terminated as provided herein (i) Purchaser promptly shall, and shall cause each of its Representatives to, return to TRUSI or destroy (such destruction to be confirmed in writing by Purchaser to TRUSI), all documents and other material received from Sellers or any of their respective affiliates relating to the transactions contemplated by this Agreement, whether so obtained before or after the execution hereof; and (ii) all information received by Purchaser or its Representatives with respect to the businesses of Sellers and their respective affiliates (including the Business) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 8.03. Termination Fee.

(a)

(i) In the event that TRUSI shall terminate this Agreement pursuant to Section 8.01(d) hereof, Purchaser shall pay to TRUSI a non-refundable termination fee of $62,500,000 in cash by wire transfer of same-day funds (the “Termination Fee”) within three Business Days following such termination.

(ii) In no event shall Purchaser be required to pay the Termination Fee on more than one occasion. In the event that TRUSI shall receive full payment pursuant to this Section 8.03(a), the Termination Fee, together with the reimbursement and indemnification obligations of Sellers and their respective affiliates under Section 5.14(b) hereof, Section 8.03(b) hereof and Section 11.15 hereof, if any, shall be Sellers’ sole and exclusive remedy for any and all Losses suffered or incurred by Sellers or any other person in connection with this Agreement, the Commitment Letters or the Limited Guarantee (and the termination hereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof), other than pursuant to the Confidentiality Agreement, or any matter forming the basis for such termination, and neither Sellers nor any other person shall be entitled to bring or maintain any claim, action or proceeding against Purchaser, the parties to the Limited Guarantee, any Financing Source or any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, employees, advisors, agents or affiliates or any of former, current or future general or limited partners, stockholders, managers, members, directors, officers, employees, agents or affiliates of the foregoing (the “Purchaser Related Parties”) arising out of or in connection with this Agreement, the Commitment Letters or the Limited Guarantee, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination. Notwithstanding anything herein to the contrary, if prior to the End Date, a court of competent jurisdiction has issued a Judgment ordering Purchaser to pay a termination fee pursuant to Section 8.03(a)(ii), TRUSI shall not be entitled to enforce such order if (i) Purchaser delivers to TRUSI, within two Business Days following the issuance of such Judgment, a notice electing to consummate the transactions contemplated by this Agreement in accordance with this Agreement and (ii) the Closing occurs within two Business Days following the delivery of such notice.

(b) Sellers, on the one hand, and Purchaser, on the other hand, acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, that the Termination Fee represents liquidated damages in a reasonable amount and not a penalty and that, without these agreements, neither any Seller Party nor Purchaser would have entered into this Agreement. If Purchaser fails promptly to pay the Termination Fee when due, Purchaser shall pay Sellers’ and their respective affiliates’ costs and expenses (including reasonable attorneys’ fees and expenses) in connection with seeking such payment, together with interest (calculated as simple interest) on the Termination Fee from the date such payment was required to be made hereunder until the date such payment was actually received by TRUSI (whether before or after any insolvency or bankruptcy), at the prime lending rate of Bank of America at its principal office in New York City as in effect from time to time; provided that in no event shall the aggregate maximum liability of Purchaser for any amounts payable under this sentence and under the penultimate sentence of Section 11.15 hereof, if any, exceed $1,500,000 (the “Expenses Cap”).

(c) Notwithstanding anything to the contrary contained in this Agreement, but subject to Seller Parties’ rights set forth in Section 11.15 hereof, the reimbursement and indemnification obligations of Sellers and their respective affiliates under Section 5.14(b) hereof, Section 8.03(b) hereof and Section 11.15 hereof, TRUSI’s right to receive payment of the Termination Fee from Purchaser or the Guarantors pursuant to the Limited Guarantee in respect thereof shall be the sole and exclusive remedy of Seller Parties or their respective affiliates against the Purchaser Related Parties for any Losses suffered as a result of the failure of the Acquisition to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Acquisition, other than pursuant to the Confidentiality Agreement, and such payment shall be in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement. For the avoidance of doubt, (1) under no circumstances will Seller Parties or their respective affiliates be entitled to monetary damages in excess of the amount of the Termination Fee (other than any indemnification or reimbursement pursuant to Section 5.14(b) hereof, Section 8.03(b) hereof or Section 11.15 hereof), and (2) while Seller Parties may pursue both a grant of specific performance in accordance with Section 11.15 hereof and the payment of the Termination Fee under Section 8.03(a) hereof, under no circumstances shall Seller Parties be permitted or entitled to receive both a grant of specific performance of the type contemplated by the preceding sentence and any money damages, including all or any portion of the Termination Fee.

ARTICLE IX

INDEMNIFICATION; SURVIVAL

SECTION 9.01. Indemnification by TRUSI. Subject to the limitations set forth in Section 9.04 hereof, from and after the Closing, TRUSI shall indemnify Purchaser and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) from and against any and all losses, damages or expenses, including reasonable third-party legal fees and expenses in connection with any Proceeding (collectively, “Losses”), to the extent arising or resulting from any of the following:

(a) any breach of any representation or warranty of Sellers contained in this Agreement or any failure of any such representation and warranty (other than those expressly given as of a date specified therein) to be true and correct on the date hereof and as of and as if made on the Closing Date (it being understood and agreed that for purposes of determining the amount of any Loss with respect thereto, but not whether any such breach has occurred, all such representations and warranties of Sellers contained herein that are qualified as to materiality or Material Adverse Effect shall be deemed not so qualified; provided, that no such qualification shall be disregarded that is contained in clause (ii) of Section 3.06 (Absence of Changes) hereof, Section 3.18 (No Undisclosed Liabilities) hereof or the certification, representation and warranty contained in the Seller Closing Certificate related to the satisfaction of the condition set forth in Section 7.02(c) hereof);

(b) any breach of any covenant of Sellers contained in this Agreement; and

(c) the failure of any Asset Seller or any of their affiliates to pay, perform or otherwise discharge when due and payable any Retained Liability.

SECTION 9.02. Indemnification by Purchaser. Subject to the limitations set forth in Section 9.04 hereof, from and after the Closing, Purchaser shall indemnify Sellers and their respective affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(a) any breach of any representation or warranty of Purchaser contained in this Agreement or any failure of any such representation and warranty (other than those expressly given as of a date specified therein) to be true and correct as of and as if made on the Closing Date (it being understood and agreed that for purposes of determining the amount of any Loss with respect thereto, but not whether any such breach has occurred, all such representations and warranties of Purchaser contained herein that are qualified as to materiality or Purchaser Material Adverse Effect shall be deemed not so qualified)

(b) any breach of any covenant of Purchaser contained in this Agreement;

(c) the failure of Purchaser or any of its affiliates to pay, perform or otherwise discharge when due and payable any Assumed Liability; and

(d) the conduct of the Business following the Closing (other than with respect to any matter for which any Purchaser Indemnitees are entitled to indemnification hereunder).

SECTION 9.03. Indemnification Procedures.

(a) Third Party Claims. If any party (the “Indemnified Party”) receives written notice of the commencement of any Proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment (in each case other than with respect to Taxes) for which indemnity may be sought under Section 9.01 or Section 9.02 hereof (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article IX, the Indemnified Party shall promptly (but no later than 30 days of receiving such notice) provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis, the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Third Party Claim), the method of computation thereof (to the extent known or estimated), any other remedy sought thereunder, any relevant time constraints relating thereto, and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party will have 30 days from receipt of any such notice of a Third Party Claim to give notice to the Indemnified Party whether it is assuming and controlling the defense, appeal or settlement proceedings thereof with counsel of the Indemnifying Party’s choice; provided, however, that the

Indemnifying Party shall not have the right to assume the defense of any Third Party Claim to the extent (but only to the extent) such Third Party Claim (i) relates to any actual or alleged criminal proceeding, action, indictment, allegation or investigation or (ii) seeks an injunction or equitable relief against the Indemnified Party that is not merely ancillary to the principal damages sought in the relevant claim (“provided that, in the case of clauses (i) and (ii), if the defense of any such Third Party Claim can be divided by counsel to the Indemnified and Indemnifying Parties without material burden to the Indemnified Parties, the Indemnifying Party shall be entitled to assume, subject to the limitations and procedures set forth herein, the defense of such Third Party Claim, other than those portions that assert criminal liability or seek such injunctive or equitable relief) or (iii) the Indemnifying Party has failed or is failing to prosecute or defend such Third Party Claim (after notice from the Indemnified Party to that effect and a reasonable chance for the Indemnifying Party to cure any such deficiency). So long as the Indemnifying Party has assumed the defense, appeal or settlement proceedings of the Third Party Claim in accordance herewith, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in (but not control) the defense, appeal or settlement proceedings of the Third Party Claim; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party has been advised by counsel in writing that the Indemnifying Party and the Indemnified Party have an actual conflict with respect to such action, suit, proceeding or claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection with such action, suit, proceeding or claim shall be considered “Losses” for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel per jurisdiction for all Indemnified Parties (it being understood that in the case of claims regarding jurisdictions other than the United States of America, the Indemnified Party shall be permitted to engage both United States counsel and one counsel in each relevant foreign jurisdiction), (ii) the Indemnified Party will not admit any liability, file any papers or consent to the entry of any judgment or enter into any settlement agreement, compromise or discharge with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (iii) the Indemnifying Party will not admit to any wrongdoing by the Indemnified Party. The Indemnifying Party shall have the right to settle any Third Party Claim for which it obtains a full release of the Indemnified Party with respect to such Third Party Claim or to which settlement the Indemnified Party consents in writing (such consent not to be unreasonably withheld or delayed). The parties will act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims. The parties will also cooperate in any such defense, appeal or settlement proceedings, and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, appeal or settlement proceedings with respect to a Third Party Claim, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld or delayed). The party assuming such defense, appeal or settlement proceedings shall keep the other Party advised of the status of such Third Party Claim and the defense thereof and shall reasonably consider recommendations made by the other party with respect thereto.

(b) Other Claims. An Indemnified Party shall give the Indemnifying Party written notice of any matter that an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 30 days of such determination, stating the amount of the Loss, if known, and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

SECTION 9.04. Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, (i) TRUSI shall not have any liability under Section 9.01(a) hereof (other than for breaches of the Specified Representations or Section 3.12 hereof (Taxes)) unless the aggregate liability for Losses suffered by the Purchaser Indemnitees thereunder exceeds $12,500,000, and then only to the extent of such excess; (ii) TRUSI’s aggregate maximum liability under Section 9.01(a) hereof (other than for breaches of representations and warranties set forth in Section 3.12 hereof (Taxes)) shall not exceed $125,000,000; (iii) no party shall have any liability under Section 9.01(a) hereof or Section 9.02(a) hereof (other than for breaches of representations and warranties set forth in Section 3.12 hereof (Taxes)), as applicable, for any individual Loss of less than $250,000 and such individual Losses shall not be aggregated for purposes of the preceding clauses (i) and (ii); (iv) TRUSI shall not have any liability for any otherwise indemnifiable Loss to the extent the amount of such Loss had been reserved or provided for in the Historical Financial Statements or the Working Capital Statement or the Purchaser Indemnitees have been otherwise compensated through the adjustment to the Purchase Price under Section 2.03 hereof; provided, however, that any provisions for Taxes in the Historical Financial Statements or the Working Capital Statement shall not reduce TRUSI’s obligations pursuant to Section 10.03 hereof, except to the extent of accrued payroll Taxes and withholdings reflected in the balance sheet ledger account 225200 (Accrued Payroll Taxes and Withholdings) set forth on Section 2.03(d) of the Seller Disclosure Schedule; (v) no party shall have any liability for an otherwise indemnifiable Loss that is contingent unless and until such contingent Loss becomes an actual Loss of the Indemnified Party and is due and payable, so long as the claim for such Loss was timely submitted pursuant to the provisions of this Article IX; (vi) no party shall be liable for any Losses to the extent the Purchaser Indemnitees or the Seller Indemnitees, as applicable, failed to mitigate such Losses in accordance with Laws; (vii) no party shall be liable for any Loss to the extent arising from (A) a change in accounting or taxation law, policy or practice made after the Closing, other than a change required to comply with any law, policy or practice in effect on the date hereof, or (B) any Law not in force on the date hereof or any change in Law which takes effect retroactively or occurs as a result of any increase in the rates of taxation in force on the date hereof and (viii) no party shall be liable for any otherwise indemnifiable Loss arising out of any breach of any representation, warranty, covenant or agreement of such party unless a claim therefore is asserted with specificity and in writing by the Indemnified Party timely in accordance with Section 9.08 hereof, failing which such claim shall be waived and extinguished.

SECTION 9.05. Calculation of Indemnity Payments.

(a) The amount of any Loss for which indemnification is provided under this Article IX or Article X hereof shall be (a) net of any amounts recovered or recoverable by the Indemnified Party (including under insurance policies) with respect to such Loss, (b) reduced to take account of any net Tax benefit or recovery actually realized by the Indemnified Party arising from the incurrence or payment of any such indemnified amount (net of reasonable expenses incurred in obtaining such benefit or recovery) and (c) increased to take account of any net Tax detriment suffered by the Indemnified Party arising from the incurrence or payment of any such indemnified amount. In computing the amount of any such Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified amount. To the extent that the claim with respect to which an indemnity obligation arises has not given rise to an actual net Tax benefit in a prior year or in the year in which the indemnity payment is to be made, but gives rise to an actual net Tax benefit with respect to the Indemnified Party in a later year, the Indemnified Party shall pay to the Indemnifying Party the amount of such Tax benefit.

(b) If an Indemnified Party recovers an amount from a third party in respect of Losses that are the subject of indemnification hereunder after all or a portion of such Losses have been paid by an Indemnifying Party pursuant to this Article IX, then the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) (A) the amount paid by the Indemnifying Party in respect of such Losses plus (B) the amount received by the Indemnified Party in respect thereof over (ii) the full amount of the Losses. In the event that an Indemnified Party has any rights against a third party with respect to any occurrence, claim or loss that results in a payment by an Indemnifying Party under this Article IX, such Indemnifying Party shall be subrogated to such rights to the extent of such payment. Without limiting the generality of any other provision hereof, each Indemnified Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(c) Each party shall, and shall cause its respective affiliates to, use commercially reasonable steps to mitigate any Loss indemnifiable hereunder upon and after becoming aware of any event that could reasonably be expected to give rise to any Loss. No party shall be entitled to any payment, adjustment or indemnification more than once with respect to the same matter.

SECTION 9.06. Exclusivity. From and after the Closing, except in the case of intentional fraud, and subject to Section 11.15 hereof, Purchaser’s sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Shares or the transactions contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in this Article IX or Article X hereof. In furtherance of the foregoing, except in the case of intentional fraud, Purchaser hereby waives, from and after the Closing, any and all rights, claims and causes of action whether based on warranty, in contract, in tort (including negligence or strict liability) or otherwise that Purchaser or any other Purchaser Indemnitee may have against any Seller, any of their respective affiliates or any other person, arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article IX or Article X hereof. Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant or agreement contained herein shall, after the consummation of the transactions contemplated by this Agreement, give rise to any right on the part of Purchaser, on the one hand, or Sellers, on the other hand to rescind this Agreement or any of the transactions contemplated hereby. No past, present or future Representative, incorporator, member, partner or stockholder of any Seller or any of its respective affiliates shall have any liability, whether based on warranty, in contract, in tort (including negligence or strict liability)

or otherwise, for any obligations or liabilities of Sellers or any of their respective affiliates arising under, in connection with or related to this Agreement or for any claim based on, in respect of or by reason of the Acquisition, including any alleged non-disclosure or misrepresentations made by any such persons.

SECTION 9.07. Tax Treatment of Indemnification. For all Tax purposes, Purchaser and Sellers agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price unless a final determination of a Taxing Authority (which shall include the execution of an IRS Form 870-AD or successor form) provides otherwise.

SECTION 9.08. Survival. The representations and warranties contained in this Agreement shall survive the Closing solely for purposes of Sections 9.01 and 9.02 hereof and only for the period set forth in this Section 9.08. All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate at the close of business one year following the Closing; provided, however, that (i) the representations and warranties contained in Sections 3.01 hereof (Organization and Standing), 3.02 hereof (Authority; Execution and Delivery; Enforceability), the first sentence of Section 3.04(a) hereof (The Transferred Subsidiary), Section 3.04(b) hereof (The Transferred Subsidiary), 3.07(a) hereof (Title to Assets and Shares (for the avoidance of doubt, Sections 3.07(b) and (c) hereof shall not be included for these purposes), Section 3.12 hereof (Taxes), Section 3.20 hereof (Brokers and Finders), Section 4.01 hereof (Organization), Section 4.02 hereof (Authority; Execution and Delivery; Enforceability) and Section 4.08 hereof (Brokers and Finders) shall terminate at the close of business on the date that is 30 days after the expiration of the applicable statute of limitations and (ii) the representations and warranties contained in Section 3.09 (Intellectual Property) and Section 3.16(a)(ii) (Sufficiency of Assets, as to Intellectual Property only) shall terminate at the close of business three years following the Closing (it being understood and agreed that, in the event notice required under this Agreement of any claims for indemnification under Sections 9.01 and 9.02 hereof has been given (within the meaning of Section 11.04 hereof) within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved). None of the covenants or agreements contained in this Agreement shall survive the Closing, other than those which by their terms contemplate performance after the Closing Date and such surviving covenants and agreements shall survive the Closing only until the expiration of the term of the undertaking set forth in such agreements and covenants. After the Closing, no party shall have any liability or obligation of any nature with respect to any representation, warranty, agreement or covenant after the termination thereof unless a notice of a breach thereof giving rise to a right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

ARTICLE X

TAX MATTERS

SECTION 10.01. Tax Covenants. (a) Purchase Price Allocation. (i) The initial allocation of the Purchase Price among the Transferred Assets and the Transferred Shares shall be as follows: the “Asset Purchase Price” shall equal 21.002% of the Purchase Price, which shall be allocated to the Transferred Assets, and the “Share Purchase Price” shall equal 78.998% of the Purchase Price, which shall be allocated to the Transferred Shares.

(ii) The Asset Purchase Price shall be allocated $26,000 (i.e., the Indian Purchase Price) to the Indian Incidental Transferred Assets and the remainder to the Transferred Assets, other than the Indian Incidental Transferred Assets. Subject to the preceding sentence, Sellers shall prepare a draft schedule that allocates the Asset Purchase Price among the Transferred Assets and provide such draft schedule to the Purchaser no later than 90 days following the Closing Date. If, within 60 days after the receipt of the draft schedule, Purchaser notifies Sellers in writing that Purchaser disagrees with the allocation, then the parties shall attempt in good faith to resolve their disagreement within the 20 days following Purchaser’s notification to Sellers of such disagreement. If Purchaser does not so notify Sellers within 60 days of receipt of the draft schedule, or upon resolution of the disputed items by the parties the draft schedule shall become final. If the parties are unable to resolve their disagreement within the 20 days following any such notification by Purchaser, then the parties shall submit all such disputed items for resolution to a nationally recognized accounting firm mutually acceptable to the parties, whose decision shall be final and binding upon all persons involved and whose fees and expenses shall be borne equally by the parties. The parties shall (i) be bound by such allocations for purposes of determining any Taxes and (ii) prepare and file their Tax Returns on a basis consistent with such allocations.

(iii) If the Purchase Price is adjusted after the date hereof (including pursuant to Section 2.03 or Section 9.07 hereof), then appropriate adjustments as determined by the parties shall be made to the allocations described in Section 10.01(a)(i) and 10.01(a)(ii) hereof. For purposes of the preceding sentence, (A) if it is determined that any adjustment to the Purchase Price is attributable to the Transferred Subsidiary then the Share Purchase Price shall be appropriately adjusted and (B) if it is determined that any adjustment to the Purchase Price is attributable to the Transferred Assets, the Asset Purchase Price and its allocation among the Transferred Assets shall be appropriately adjusted in accordance with the procedure described in Section 10.01(a)(ii) hereof.

(iv) Sellers and Purchaser shall, and shall cause their respective affiliates to, act in accordance with the final versions of the allocations and forms described in this Section 10.01(a) in the preparation, filing and audit of any Tax Return.

(b) Transfer Taxes and Apportioned Obligations. (i) Purchaser shall and Seller Parties shall, and TRUSI shall cause Other Asset Sellers to, cooperate in timely making all filings, returns, reports and forms as may be required in connection with each party’s payment of Transfer Taxes. Seller Parties shall, and TRUSI shall cause Other Asset Sellers to (as applicable), or Purchaser, as applicable, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes.

(ii) TRUSI and Purchaser shall equally share any liability for all Transfer Taxes arising from the transactions contemplated hereby.

(iii) All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Transferred Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Sellers, on the one hand, and Purchaser, on the other hand, based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days included in the Post-Closing Tax Period. Sellers shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period and Purchaser shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period.

(c) Purchaser agrees to retain all records relating to Taxes of the Transferred Subsidiary and with respect to the Transferred Assets for all taxable periods ending on or prior to the Closing Date until the expiration of the statutes of limitation (including any extensions thereof) for the taxable period or periods to which such records relate. Purchaser and Sellers agree to provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise.

(d) Stock Seller shall furnish to Purchaser on or prior to the Closing Date a certificate of its non-foreign status complying with the provisions of Treasury Regulation Section 1.1445-2(b).

(e) Purchaser covenants that it will not cause or permit the Transferred Subsidiary or any affiliate of Purchaser to make any election under Section 338 of the Code or any comparable election under applicable Law with respect to the Transferred Subsidiary.

SECTION 10.02. Tax Filings and Other Tax Matters. (a) Pre-Closing Tax Period Tax Returns. Seller Parties (or their respective affiliates) shall prepare and timely file (or cause to be prepared and timely filed) the following Tax Returns on a basis consistent with existing procedures and practices for preparing such Tax Returns and pay Taxes shown as due thereon: (A) all Tax Returns of the Transferred Subsidiary due on or prior to the Closing Date, (B) all Income Tax Returns of the Transferred Subsidiary for a taxable period of such corporation ending on or before the Closing Date but filed thereafter. With respect to any Income Tax Return relating solely to the Transferred Subsidiary for a taxable period of such corporation ending on or before the Closing Date but filed thereafter, TRUSI shall deliver any such Tax Return to Purchaser at least 30 days before it is due, and Purchaser shall have the right to examine and comment on any such Tax Return prior to the filing thereof, which comments shall be considered in good faith.

(b) Straddle Period Tax Returns. (i) As to any Income Tax Return of the Transferred Subsidiary for a tax period that begins before and ends after the Closing Date (a “Straddle Period”), Purchaser shall cause such Transferred Subsidiary to prepare and timely file (or cause to be prepared and timely filed) such Tax Return and pay all Taxes due with respect thereto; provided, however, that TRUSI shall reimburse Purchaser for any amount owed by Sellers with respect to such Tax Return in accordance with Section 10.03 hereof; provided, further, however, as to any Tax Return for which TRUSI may be liable for an indemnity under Section 10.03 hereof: (A) Purchaser shall deliver any such Tax Return to TRUSI at least 30 days before it is due and (B) TRUSI shall have the right to examine and comment on any such Tax Return prior to the filing thereof, which comments shall be considered in good faith.

(ii) Sellers and Purchaser shall make (or cause any of their respective affiliates to make) any election available under Law to treat the Closing Date as the end of a relevant taxable period.

(c) Amended Tax Returns. Except as may be required by Law, after the Closing Date, none of Purchaser, the Transferred Subsidiary or any affiliate of Purchaser shall, without the prior written consent of TRUSI, which consent shall not be unreasonably withheld or delayed, file any amended Tax Return with respect to the Pre-Closing Tax Period if Sellers or any of their respective affiliates would be liable for additional material Taxes on such Tax Return under Article IX hereof or Section 10.03 hereof.

(d) Cooperation. Sellers and Purchaser shall reasonably cooperate, and shall cause its respective affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns of the Transferred Subsidiary or otherwise relating to the Transferred Assets or the Business, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes. Sellers and their respective affiliates will need access, from time to time after the Closing Date, to certain accounting and Tax records and information held by Purchaser or its affiliates (including the Transferred Subsidiary) to the extent such records and information pertain to events occurring prior to the Closing. Therefore, Purchaser shall, and shall cause each of its affiliates (including the Transferred Subsidiary) to, (i) use commercially reasonable efforts to properly retain and maintain such records for a period of 7 years and (ii) allow Sellers and their respective Representatives (and Representatives of any of its affiliates), at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as any Seller may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at Sellers’ expense.

(e) Refunds and Credits. Any refund or credit of Taxes relating to the Transferred Subsidiary for any Pre-Closing Tax Period (or other Taxes which Sellers have paid under Section 10.03 or Section 9.01 hereof) shall be for the account of Sellers except for any refunds or credits of Taxed attributable to Tax attributes generated in any Post-Closing Tax Period. Any other refund or credit of Income Taxes relating to the Transferred Subsidiary shall be for the account of Purchaser. Purchaser shall, if TRUSI so requests and at TRUSI’s expense, use commercially reasonable efforts to file for and obtain or cause the Transferred Subsidiary to file for and obtain any refunds or credits to which Sellers are entitled under this Section 10.02(e). Purchaser and the Transferred Subsidiary shall permit Sellers to control the prosecution of any such refund claim. If Sellers pay (or cause the Transferred Subsidiary to pay prior to the Closing) estimated Income Taxes for any Straddle Period in excess of the amount ultimately determined to be due for the portion of such Straddle Period ending on the Closing Date, and Purchaser obtains the benefit of such excess payment, Purchaser shall promptly refund such excess to Sellers.

(f) Tax Sharing Agreements. TRUSI shall cause any Tax sharing agreement to which the Transferred Subsidiary is a party to be terminated on or prior to the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax sharing agreement.

SECTION 10.03. Tax Indemnification. (a) From and after the Closing, TRUSI shall indemnify and hold harmless the Purchaser Indemnitees from and against (i) all liability for Taxes of the Transferred Subsidiary for the Pre-Closing Tax Period, (ii) all liability of the Transferred Subsidiary for Taxes of another entity as a result of Treasury Regulation § 1.1502-6 or any similar provision of state, local or foreign law, (iii) any Transfer Taxes for which TRUSI is liable under Section 10.01(b) of this Agreement, (iv) any Taxes assessed in the Post-Closing Tax Period that are directly attributable to cash received in the Pre-Closing Tax Period (“Deferred Taxes”), but only if and to the extent such Deferred Taxes result in an increase in Taxes actually paid by Purchaser in any Post-Closing Tax Period (it being understood and agreed that Deferred Taxes shall be considered to result in an increase in Taxes paid by Purchaser only upon the filing of a Tax Return (including a short period Tax Return) that shows an increased Tax liability and a Tax Return shall only be considered to show an increased Tax liability if, and only to the extent, the actual payment of cash Tax is greater than the actual payment of cash Taxes that would have been due absent such Deferred Taxes after Purchaser has utilized all available deductions, losses, and credits) and (iv) all liability for reasonable legal fees and expenses attributable to any item in clause (i), (ii), (iii) or (iv) above. Notwithstanding the foregoing, TRUSI shall not indemnify and hold harmless any Purchaser Indemnitee from any liability for Taxes to the extent directly attributable to a breach by Purchaser of Section 10.01(e) hereof. In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the Pre-Closing Tax Period shall be, (i) in the case of Taxes that are either (x) based upon or measured by reference to income, gain or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement), the Tax that would be due with respect to the Straddle Period if such period ended on and included the Closing Date, and (ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Transferred Subsidiary, deemed to be the amount of such Taxes for the entire Straddle Period, multiplied by a fraction, the numerator of which is the number of days in the Straddle Period that on or before the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(b) From and after the Closing, Purchaser shall indemnify and hold harmless the Seller Indemnitees from and against (i) all liability for Taxes of the Transferred Subsidiary for any Post-Closing Tax Period (other than Taxes indemnified by TRUSI pursuant to Section 10.03(a)(iv) hereof), (ii) all liability for Taxes of Sellers, any affiliate of Sellers, the Transferred Subsidiary or their respective subsidiaries (or any successors thereto) for breach by Purchaser of Section 10.01(e) hereof, (iii) any Transfer Taxes for which Purchaser is liable under Section 10.01(b) of this Agreement and (iv) all liability for reasonable legal fees and expenses attributable to any item in clause (i) or (ii) above, except to the extent any liabilities under (i) and (ii) above are attributable to a breach by any member of the Seller Group of any obligation under this Agreement.

(c) In the case of any Straddle Period, Income Taxes shall be allocated to the Pre-Closing Tax Period calculated on the basis that the applicable Tax period ends on the Closing Date.

SECTION 10.04. Procedures Relating to Indemnification of Tax Claims. (a) If one party is responsible for the payment of Taxes pursuant to Sections 9.01, 9.02 or 10.03 hereof (the “Tax Indemnifying Party”), and the other party to this Agreement (the “Tax Indemnified Party”) receives a notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination, suit, dispute or other claim (a “Tax Claim”) with respect (in whole or in part) to such Taxes, the Tax Indemnified Party shall promptly notify the Tax Indemnifying Party in writing of such Tax Claim. No failure or delay on the part of the Tax Indemnified Party to give notice to the Tax Indemnifying Party shall reduce or otherwise affect the obligations or liabilities of the Tax Indemnifying Party pursuant to this Agreement, except to the extent that the Tax Indemnifying Party is actually prejudiced thereby.

(b) At the Tax Indemnifying Party’s election, the Tax Indemnifying Party shall assume and control the applicable audit or examination and the defense of a Tax Claim involving any Taxes for a taxable period that ends before or on the Closing Date, for which it has an obligation to indemnify the Tax Indemnified Party pursuant to Sections 9.01, 9.02 or 10.03 hereof, and the Tax Indemnified Party and its affiliates agree to cooperate reasonably with the Tax Indemnifying Party in pursuing such contest, including execution of any powers of attorney in favor of the Tax Indemnifying Party. Notwithstanding anything to the contrary contained in this Agreement, the Tax Indemnifying Party shall keep the Tax Indemnified Party informed of all material developments and events relating to such Tax Claim, and the Tax Indemnified Party, at its own cost and expense and with its own counsel, shall have the right to participate in (but not control) the applicable audit or examination and defense of such Tax Claim. If the Tax Indemnifying Party does not elect to assume and control the applicable audit or examination and the defense of a Tax Claim pursuant to this Section 10.04(b), the Tax Indemnified Party shall assume such control and defense at the Tax Indemnifying Party’s expense and shall keep the Tax Indemnifying Party informed of all material developments and events relating to such Tax Claim

(c) In no case shall the Tax Indemnifying Party agree to settle any claim for Taxes which may reasonably likely result in an increased Tax liability for which the Tax Indemnified Party may reasonably likely be liable without the prior written consent of the Tax Indemnified Party, which consent shall not be unreasonably withheld.

(d) In no case shall any Tax Indemnified Party settle or otherwise compromise (or extend the statute of limitations for) any Tax Claim for which the Tax Indemnifying Party is liable pursuant to Sections 9.01, 9.02 or 10.03 of this Agreement without the Tax Indemnifying Party’s prior written consent, which consent will not be unreasonably withheld or delayed.

ARTICLE XI

MISCELLANEOUS

SECTION 11.01. Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by Purchaser, on the one hand, or any Seller

Party, on the other hand, without the prior written consent of TRUSI (in the case of Purchaser) or Purchaser (in the case of any Seller Party), as applicable, provided that any Seller Party may assign any rights and obligations hereunder to Thomson Reuters Corporation or any affiliates thereof (provided that any such assignment shall not relieve such Seller Party of its obligations hereunder); provided, further, that, Purchaser may (a) assign any of its rights, interests or obligations hereunder to one or more affiliates or (b) pledge its rights hereunder as security to the Lenders, so long as any such assignment shall not relieve Purchaser of its obligations hereunder or alter in any way the rights, interests or obligations of Seller Parties under this Agreement. Subject to the first sentence of this Section 11.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 11.01 shall be null and void.

SECTION 11.02. No Third-Party Beneficiaries. Except as provided in (i) Article IX and Article X hereof and (ii) the rights of persons who are expressly provided to be third party beneficiaries of the Limited Guarantee and the Equity Commitment Letter, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder; provided, however, that Section 5.18 hereof is intended to be for the benefit of the persons referred to therein, and may be enforced by such persons. Nothing in this Agreement shall constitute an amendment to any Employee Benefit Plan, and no Employee Benefit Plan shall be amended absent a separate written amendment that complies with such Employee Benefit Plan’s amendment procedures. Notwithstanding the foregoing, the Financing Sources are hereby third party beneficiaries of the second sentence of Section 8.03(a)(ii) hereof, Section 8.03(c) hereof, Section 11.02 hereof, Section 11.06 hereof, Section 11.08 hereof, Section 11.10 hereof, Section 11.11 hereof, Section 11.13 hereof and Section 11.14 hereof.

SECTION 11.03. Expenses. Each of the parties shall pay its own legal, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby and any other costs and expenses incurred by such party, except as otherwise expressly set forth herein.

SECTION 11.04. Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five Business Days following sending by registered or certified mail, postage prepaid, (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day following sending by overnight delivery via a national courier service and, in each case, addressed to a party at the following address for such party:

(i)	if to TRUSI,

Metro Center, One Station Place
Stamford, CT 06902
Attention: Treasurer

with copies to (which shall not constitute notice):

Thomson Reuters Corporation
Metro Center, One Station Place
Stamford, Connecticut 06902
Attention: Marc Gold

and

Thomson Reuters Corporation
3 Times Square
New York, NY 10036
Attention: Andrew Perrin, Vice President -
Treasury, Global Head of Pensions & Investments

and

Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
Attention: J. D. Weinberg

(ii)	if to TRGR,

Neuhofstrasse 1
6340 Baar, Switzerland
Attention: Chief Counsel

with copies to (which shall not constitute notice):

Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
Attention: J. D. Weinberg

(iii)	if to Purchaser,

VCPH Holding Corp
c/o
The Veritas Capital Fund IV, L.P.
590 Madison Avenue
New York, New York 10022
Attention: Robert B. McKeon

with copies to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Scott D. Miller

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 11.04.

SECTION 11.05. Interpretation; Certain Definitions. (a) Any matter set forth in any provision, subprovision, Section or subsection of the Seller Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, shall be deemed to be disclosed for each other provision, subprovision, Section or subsection of the Seller Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, to the extent it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other provision, subprovision, Section or subsection of the Seller Disclosure Schedule or Purchaser Disclosure Schedule, as applicable. No reference to or disclosure of any matter or item in this Agreement or in the Seller Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, shall be construed as an admission or indication that such matter or item is material or that such matter or item is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Judgment shall be construed as an admission or indication that a breach or violation exists or has actually occurred. All Exhibits annexed hereto or referred to herein, and the Seller Disclosure Schedule and Purchaser Disclosure Schedule, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in the Seller Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, or in any Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. References to defined terms in the singular shall include the plural and references to defined terms in the plural shall include the singular. “Extent” in the phrase “to the extent means the degree to which a subject or other thing extends, and such phrase does not mean simply “if. The descriptive headings of the several Articles and Sections of this Agreement, the Table of Contents to this Agreement and the Seller Disclosure Schedule and Purchaser Disclosure Schedule are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to “Articles”, “Sections”, “Exhibits” or “Schedules” shall be deemed to be references to Articles or Sections hereof or Exhibits or Schedules hereto unless otherwise indicated. The terms “hereof, “herein”, “hereby” and derivative or similar words refer to this entire Agreement.

(b) For all purposes hereof:

“affiliate” means, with respect to any party, any person or entity controlling, controlled by or under common control with such party. For purposes of this definition, “control” means, with respect to any entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise. Notwithstanding the foregoing, with respect to any Seller or any other Thomson Reuters entity, “affiliate” shall mean Thomson Reuters Corporation, a corporation organized under the laws of Ontario, Canada or any person or entity controlled by it.

“Asset Sellers” means TRGR and Other Asset Sellers.

“Business” means the Thomson Reuters Healthcare business as conducted by Thomson Reuters and its subsidiaries, as reflected in the audited Financial Statements.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City.

“Claim” means any claims, demands, actions, suits and causes of action, whether class, individual or otherwise in nature, in law or in equity.

“Closing Date Affiliate” means the affiliates of TRUSI as of the Closing (excluding, for the avoidance of doubt, the Transferred Subsidiary); provided, that any such affiliate that ceases to be an affiliate of TRUSI after the Closing for any reason shall cease to be a Closing Date Affiliate for purposes of this Agreement.

“Concord” means the system that is used by Thomson Reuters Corporation or any of its affiliates and referred to by Thomson Reuters Corporation as the “Concord Engine”, which system is intended to enable the rapid creation of record resolution systems (RRS) and is intended to allow software developers to interactively configure an RRS by specifying match feature functions, master record retrieval blocking functions and unsupervised machine learning methods tuned to a specific resolution problem.

“Contaminant” means any materially adverse “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other materially adverse disabling code or instruction that is known to enable any person to access without authorization the IT Systems.

“Compliant” means, with respect to the Required Information, that such Required Information (other than projections, interpretations, forward-looking information and information of a general economic or industry-specific nature) (a) does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not materially misleading in light of the circumstances in which they were made, (b) no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified, (c) is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X for a registration statement on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of high-yield debt securities, including, for the avoidance of doubt, information required by Regulation S-X Rule 3-10, Regulation S-X Rule 3-16 and Item 402 of Regulation S-K) under the Securities Act for an offering of debt securities of such type and (d)(i) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, reasonably sufficient to permit Purchaser’s financing sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period, and (ii) the auditors that have reviewed or audited such financial information have delivered drafts of customary comfort letters, including customary negative assurance comfort, and such auditors have confirmed they are prepared to issue such comfort letter upon any pricing date relating to the Financing occurring during the Marketing Period.

“Data and Related Agreements” means (i) agreements granting licenses or rights with respect to data or databases or any codes or methodologies used in connection with data or databases and (ii) agreements granting rights or licenses with respect to Intellectual Property that is generally commercially available on a subscription basis or pursuant to standard or non-negotiated license agreements, including shrink-wrap and click-wrap agreements for software.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt Commitment Letters and any joinder agreements or credit agreements (including the definitive agreements executed in connection with the Debt Commitment Letter) relating thereto and any arrangers, administrative agents, collateral agents or trustees part of the Debt Financing.

“Government Contract” means any Contract, including any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, multiple award schedule contract, delivery order, task order, grant, cooperative agreement, bid, change order, arrangement or other commitment or funding vehicle of any kind, between (A) the Transferred Subsidiary and (B) (i) a Governmental Entity, (ii) any prime contractor to a Governmental Entity with respect to a Contract entered into with a Governmental Entity or (iii) any subcontractor with respect to any Contract described in clause (i) or (ii).

“including” (and, with correlative meaning, “include”) means including, without limiting the generality of any description preceding or succeeding such term, and the rule of ejusdem generis will not be applicable to limit a general statement preceded, followed by or referable to an enumeration of specific matters, to matters similar to those specifically mentioned.

“Indian Incidental Transferred Assets” means the Incidental Transferred Assets to be transferred to Purchaser pursuant to, and subject to the terms and conditions of this Agreement, by Thomson Reuters India Services Private Limited.

“Intellectual Property” means all (i) inventions, discoveries, whether patentable or not, and all patents and applications therefor, including divisionals, continuations, continuations-in-part, renewals, extensions, reissues and reexaminations (collectively, “Patents”); (ii) trademarks, trade names, logos, service marks, and other indicia of origin, all registrations and applications for any of the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, “Trademarks”); (iii) Trade Secrets that are the subject of efforts that are reasonable under the circumstances to maintain their secrecy; (iv) Internet domain names; (v) published and unpublished original works of authorship (including software to the extent it constitutes an original work of authorship) fixed in any tangible media, and registrations and applications therefor, and all renewals, extensions, restorations, and reversions thereof (collectively, “Copyrights”); and (vi) any other domestic, state and foreign intellectual property rights to the extent entitled to legal protection as such.

“Knowledge of Sellers” means the actual knowledge of the persons set forth on Section 11.05(b) of the Seller Disclosure Schedule.

“made available” means, with respect to any document, that such document (i) was in the electronic data room maintained by Intralinks at the close of business two days prior to the date hereof and not subsequently removed on or prior to the date hereof or (ii) was delivered to Purchaser or its Representatives by any of Sellers or their respective affiliates or Representatives prior to the date hereof.

“Marketing Period” means the first period of 20 consecutive Business Days after the date of this Agreement (a) throughout which Purchaser shall have access to the Required Information and (b) throughout which the conditions set forth in Sections 7.01 hereof (other than with respect to any applicable Foreign Merger Control Law) and 7.02 hereof (other than those conditions that (1) by their terms are to be satisfied at the Closing, or (2) the failure of which to be satisfied is attributable primarily to a breach by Purchaser of its respective representations, warranties, covenants and agreements contained in this Agreement) shall be satisfied; provided that such 20 consecutive Business Day period shall exclude the days from and including July 2, 2012 to and including July 6, 2012 and August 20 to and including September 4, 2012. Notwithstanding anything in this definition to the contrary, (i) the Marketing Period shall end on any earlier date prior to the expiration of the 20 consecutive Business Days described above if the Debt Financing is consummated on such earlier date and (ii) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such 20 consecutive Business Day period: (A) Thomson Reuters Corporation has publicly announced its intention to restate any historical financial statements included in the Required Information, in which case, the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended and updated or Thomson Reuters Corporation has indicated that it has concluded no such restatement is required, (B) the applicable independent accountants of the Transferred Subsidiary shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Information for which they have provided an opinion, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements contained in the Required Information for the applicable periods by the applicable independent accountants or another independent public accounting firm reasonably acceptable to Purchaser, (C) the financial statements included in the Required Information that are available to Purchaser on the first day of any such 20 consecutive Business Day period would be required to be updated under Regulation S-X in order to be sufficiently current on any day during such 20 consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 20 consecutive Business Day period, in which case, the Marketing Period shall not be deemed to commence unless and until, at the earliest, receipt by Purchaser of updated Required Information that would be required under Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive Business Day period or (D) any such Required Information shall cease to be Compliant or any such information ceases to meet the requirement of Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such Required Information is updated or supplemented so that it is Compliant. Notwithstanding anything in this Agreement to the contrary, if TRUSI shall in good faith reasonably believe that it has delivered, or caused to be delivered, the Required Information, then TRUSI may deliver to Purchaser written notice to that effect (stating when it believes it completed the applicable delivery), in which case the Required Information shall be deemed to have been delivered on the date of the applicable notice, in each case unless Purchaser in good faith reasonably believes that TRUSI shall have not completed delivery of the Required Information and, within three Business Days after its receipt of such notice from TRUSI, Purchaser delivers a written notice to TRUSI to that effect (stating with specificity the Required Information that has not been delivered).

“Material Adverse Effect” means any event, change, occurrence or effect (each, an “Effect”) that has a material adverse effect on the assets, liabilities, financial condition, cash flows or results of operations of the Business, taken as a whole; provided, however, that none of the following, and no Effect arising out of or resulting from the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether there has been or will be a Material Adverse Effect: (i) (A) Sellers’ or any of their respective affiliates’ actions to the extent required by the terms and conditions of this Agreement or (B) any other action by any Seller, any of their respective affiliates or the Transferred Subsidiary (1) contemplated by this Agreement, (2) which Purchaser has expressly requested or (3) to which Purchaser has consented in writing; (ii) any Effect affecting the industry or industry sectors in which the Business operates generally or the United States or worldwide economy generally or credit or other financial markets, (iii) regulatory or political conditions, including the worsening of any existing conditions; (iv) any natural disaster or pandemic or any acts of terrorism, sabotage, military action or war (whether or not declared), or any escalation or worsening thereof, or any other force majeure event, whether or not caused by any person, or any national or international calamity or crisis; (v) any failure of the Business to meet internal or public forecasts, projections, predictions, guidance, estimates, milestones or budgets (“provided, however, that any such Effect that directly caused or directly contributed to any such impact shall not be excluded under this clause (v) in determining whether there has been or will be a Material Adverse Effect); (vi) the negotiation or execution of this Agreement or any Ancillary Agreement or the announcement or pendency of the Acquisition or a potential transaction involving the Business, including any loss of, or impact on the relation of the Business with, any employees, customers, suppliers, partners or distributors; (vii) any acts or omissions of Purchaser or any of its affiliates or (viii) any change or prospective change in Laws, IFRS or GAAP or the enforcement thereof; provided, further, however, that, with respect to clauses (ii), (iii), (iv) and (viii), the impact of such Effect may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on the Business as compared to other participants in the industry in which the Business operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been or may be a Material Adverse Effect). Any determination of “Material Adverse Effect” shall exclude the effects of the matters disclosed in the Seller Disclosure Schedule or the Historical Financial Statements.

“Non-Competition Party” means Thomson Reuters Corporation and each subsidiary thereof that is a subsidiary thereof as of the Closing Date and continues to be a subsidiary thereof during the Restricted Period.

“Open Source License” means any software license agreement that requires that the software licensed thereunder and any software combined or distributed with or derived from such licensed software (i) be licensed under terms that authorize reverse engineering except as may be required under applicable law, (ii) be made available or distributed in source code form, (iii) be licensed for the purpose of making derivative works or (iv) be redistributed at no charge.

“Other Asset Sellers” means each of (i) Thomson Reuters India Services Private Limited, a company organized under the laws of India (“TRISPL”), (ii) Thomson Reuters (Markets) Danmark A/S, a corporation organized under the laws of Denmark, (iii) Thomson Reuters (Professional) Deutschland GmbH, a corporation organized under the laws of Bavaria, Germany, (iv) Thomson Reuters (Professional) UK Limited, a corporation organized under the laws of England and Wales, (v) Thomson Reuters (Professional) Italia S.r.l., a corporation organized under the laws of Italy, (vi) Reuters Limited, a corporation organized under the laws of the United Kingdom, (vii) Thomson Reuters Professional K.K., a corporation organized under the laws of Tokyo, Japan, (viii) Reuters Limited—Gulf, a corporation organized under the laws the United Arab Emirates, (ix) Thomson Reuters (Markets) Australia Pty Limited, a corporation organized under the laws of New South Wales, Australia, (x) Reuters (Markets) Canada, a division of Thomson Reuters Canada Limited, a corporation organized under the laws of Ontario, Canada and (xi) Thomson Reuters (Professional) Ireland Limited (formerly The Round Hall Press Limited), a limited company organized under the laws of Ireland.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Required Information” means (i) the financial statements referenced in Section 3.05 of this Agreement, (ii) subject to Section 5.14(b) hereof, such pertinent and customary (as compared to other transactions of this size and nature) information (other than financial information, which is covered by clauses (i) and (iii)) regarding the Business or the Transferred Subsidiary customarily included in a customary confidential bank information memorandum or Rule 144 or Regulation S offering memorandum in connection with Debt Financing and (iii) all pro forma financial statements, subject to Section 5.14(b)(ix) hereof, including all financial statements, financial data, projections, audit reports and other information regarding the Business and the Transferred Subsidiary of the type customarily included under Regulation S-X and Regulation S-K in an offering memorandum relating to private placements of debt securities under Rule 144A or Regulation S of the Securities Act (subject to exceptions customary for private placements pursuant to Rule 144A of the Securities Act, including, for the avoidance of doubt, information required by Regulation S-X Rule 3-09, Regulation S-X Rule 3-10, Regulation S-X Rule 3-16 and Item 402 of Regulation S-K) to consummate the offering(s) of debt securities contemplated by the Debt Commitment Letter.

“Scheduled Copyrights” means the copyrights set forth on Section 3.09(a)(iv) of the Seller Disclosure Schedule.

“Sellers” means each of Seller Parties and Other Asset Sellers.

“Specified Representations” means the representations and warranties of Sellers set forth in Section 3.01 hereof (Organization and Standing), Section 3.02 hereof (Authority; Execution and Delivery; Enforceability), the first sentence and last sentence of Section 3.04(a) hereof (The Transferred Subsidiary), Section 3.04(b) hereof (The Transferred Subsidiary), and Section 3.20 hereof (Brokers and Finders).

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person.

“Trade Secrets” means information that derives independent economic value from not being generally well known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use.

“Transferred Intellectual Property” means the (i) Intellectual Property owned by the Transferred Subsidiary, (ii) the Intellectual Property owned by TRGR and included in the TRGR Transferred Assets and (iii) the Intellectual Property set forth on Section 5.11 of the Seller Disclosure Schedule; provided, however, that the Transferred Intellectual Property expressly excludes the Scheduled Copyrights and the Registered Domains.

SECTION 11.06. Limitation on Damages. Notwithstanding anything to the contrary contained in this Agreement, in no event shall either party (or, in the case of Purchaser, any Purchaser Related Party), be liable for special, indirect, incidental, exemplary, punitive or consequential damages of the other party (including for lost or anticipated profits, revenues or opportunities or business interruption), or for any damages calculated by reference to a multiplier of revenue, profits, EBITDA or similar methodology, whether or not caused by or resulting from the actions of such party or the breach of its covenants, agreements, representations or warranties hereunder and whether or not based on or in warranty, contract, tort (including negligence or strict liability) or otherwise; provided, however, that nothing in this Section 11.06 shall preclude any recovery by an Indemnified Party against an Indemnifying Party for a Third Party Claim.

SECTION 11.07. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party hereto shall have received counterparts hereof signed by each of the other parties hereto. If any signature is delivered by facsimile transmission or by PDF, such signature shall create a valid and binding obligation of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile or PDF signature were an original thereof.

SECTION 11.08. Entire Agreement. This Agreement, and the Exhibits and Seller Disclosure Schedule and Purchaser Disclosure Schedule annexed hereto, the Confidentiality Agreement and the Ancillary Agreements constitute the entire understanding between the parties with respect to the subject matter hereof and thereof, and supersede all other understandings and negotiations with respect thereto. The parties agree to define their rights, liabilities and obligations with respect to such understanding and the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement, and the parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. In the event of any conflict between the provisions of this Agreement (including the Seller Disclosure Schedule and Purchaser Disclosure Schedule and Exhibits), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

SECTION 11.09. Severability. In the event that any provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any jurisdiction,

such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction.

SECTION 11.10. Governing Law. This Agreement, the negotiation, execution or performance of this Agreement and any disputes arising under or related hereto, including involving a Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby (whether for breach of contract, tortious conduct or otherwise), shall be governed and construed in accordance with the laws of the State of New York, without reference to its conflicts of law principles.

SECTION 11.11. Jurisdiction. Each party irrevocably agrees that any Proceeding against them arising out of or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto, including involving a Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby (whether for breach of contract, tortious conduct or otherwise), shall be brought exclusively in the United States District Court for the Southern District of New York, or, if such court does not have jurisdiction, the state courts of New York located in New York County, and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any such Proceeding and waives to the fullest extent permitted by law any objection that it may now or hereafter have that any such Proceeding has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally agrees that it will not bring or support any action, suit or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to any Debt Commitment Letter, the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court, and that the provisions of Section 11.13 hereof relating to the waiver of jury trial shall apply to any such action, suit or proceeding.

SECTION 11.12. Service of Process. Each of the parties consents to service of any process, summons, notice or document which may be served in any Proceeding in the United States District Court for the Southern District of New York or the state courts of New York located in New York County, which service may be made by certified or registered mail, postage prepaid, or as otherwise provided in Section 11.04 hereof, to such party’s respective address set forth in Section 11.04 hereof.

SECTION 11.13. Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby or disputes relating hereto or thereto, including involving a Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.13.

SECTION 11.14. Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties or, in the case of a waiver, by or on behalf of the party waiving compliance. No course of dealing between the parties shall be effective to amend or waive any provision of this Agreement. Notwithstanding the foregoing, the second sentence of Section 8.03(a)(ii) hereof, Section 8.03(c) hereof, Section 11.02 hereof, Section 11.06 hereof, Section 11.08 hereof, Section 11.10 hereof, Section 11.11 hereof, Section 11.13 hereof and Section 11.14 hereof may not be amended in a manner that is adverse or that impact’s the Lenders without the written consent of the Lenders.

SECTION 11.15. Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the following two sentences, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Sections 8.03(a) and 8.03(b) hereof (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Seller Parties nor Purchaser would have entered into this Agreement. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, it is explicitly agreed that the right of any Seller Party to an injunction, specific performance or other equitable remedies in connection with enforcing Purchaser’s obligation to cause the Cash Equity to be funded to fund the Acquisition (but not the right of any Seller Party to such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirement that: (i) all conditions in Sections 7.01 and 7.02 hereof would have been satisfied if the Closing were to have occurred at such time (other than those conditions that (1) by their terms are to be satisfied at the Closing or (2) the failure of which to be satisfied is attributable primarily to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement) but for the failure of the Cash Equity to be funded, (ii) the Debt Financing (including any alternative financing that has been obtained in accordance with Section 5.14(a) hereof) has been funded in accordance with the terms thereof, or will be funded in accordance with the terms thereof at the Closing upon delivery of a drawdown notice by Purchaser and/or notice from Purchaser that the Cash Equity will be funded at the Closing, and (iii) Seller Parties have irrevocably confirmed that if the Cash Equity and Debt Financing are funded, then they would take such actions that are within their control to cause the Closing to occur. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, it is explicitly agreed that the right of any Seller Party to an injunction, specific performance or other equitable remedies in connection with enforcing Purchaser’s obligation to enforce the terms of the Debt Commitment Letter, including any alternative financing that has been obtained in accordance with Section 5.14(a) hereof (but not the right of any Seller Party to such injunctions, specific performance or other equitable remedies for any other reason), including by demanding Purchaser file one or more lawsuits against the sources of the Debt Financing to fully enforce such sources’ obligations thereunder and Purchaser’s rights thereunder, shall be subject to the requirement that: (i) all of the conditions set forth in Sections 7.01 and 7.02 hereof have been satisfied (other than those conditions that (1) by their terms are to be satisfied at the Closing or (2) the failure of which to be satisfied is attributable primarily to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement), and Purchaser fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.01 hereof, and (ii) all of the conditions to the consummation of the financing provided by the Debt Commitment Letter (including any alternative financing that has been obtained in accordance with Section 5.14(a) hereof) have been satisfied (other than those conditions that (1) by their terms are to be satisfied at the Closing or (2) the failure of which to be satisfied is attributable primarily to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement). The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.15 shall not be required to provide any bond or other security in connection with any such order or injunction. If a court rules that Purchaser breached its obligations under this Agreement in connection with its failure to effect the Closing in accordance with Section 2.01 hereof, but declines to enforce specifically the obligations of Purchaser to draw down the full proceeds of the Cash Equity pursuant to the terms and conditions of the Equity Commitment Letter, to cause Purchaser to enforce the terms of the Debt Commitment Letter, including any alternative financing that has been obtained in accordance with Section 5.14(a) hereof, or to effect the Closing in accordance with Section 2.01 hereof, on the terms and subject to the conditions in this Agreement, pursuant to a claim for specific performance brought against Purchaser pursuant to this Section 11.15, then, in addition to the right of Seller Parties to terminate this Agreement pursuant to Section 8.01(d)(ii) hereof and collect the Termination Fee, Seller Parties shall have the right to be paid the Sellers’ costs and expenses (including attorneys’ fees) in connection with all actions to seek specific performance of Purchaser’s obligations pursuant to this Agreement and the Commitment Letters and all actions to collect such fee or expenses; provided that in no event shall the aggregate maximum liability for any amounts payable under this sentence and under the last sentence of Section 8.03(b) hereof, if any, exceed the Expenses Cap. For the avoidance of doubt, in no event shall the exercise of Seller Parties’ right to seek specific performance pursuant to this Section 11.15 reduce, restrict or otherwise limit Seller Parties’ right to terminate this Agreement pursuant to Section 8.01(d)(ii) hereof and be paid the Termination Fee.

SECTION 11.16. Joint Drafting. The parties hereto have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.

SECTION 11.17. Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement or any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by an affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

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IN WITNESS WHEREOF, Seller Parties and Purchaser have duly executed this Agreement as of the date first written above.

THOMSON REUTERS U.S. INC.

by:	/s/ Andrew Perrin
Name: Andrew Perrin
Title: Vice President - Treasury, Global Head of Pensions & Investments

[SIGNATURE PAGE TO STOCK AND ASSET PURCHASE AGREEMENT]

THOMSON REUTERS GLOBAL RESOURCES

by:	/s/ Peter Gormley
Name: Peter Gormley
Title: General Counsel

by:	/s/ Paul Lockyer
Name: Paul Lockyer
Title: Managing Director and Chairman of the Board

[SIGNATURE PAGE TO STOCK AND ASSET PURCHASE AGREEMENT]

VCPH HOLDING CORP.

By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: President

[SIGNATURE PAGE TO STOCK AND ASSET PURCHASE AGREEMENT]